Form 10-K, Exhibit 13
period 1993-12-31
INTERSTATE POWER CO
filed 1994-03-21
CIK 51720

EX-13
                         INTERSTATE POWER COMPANY
                       Annual Report to Stockholders
                                   1993


MANAGEMENT'S DISCUSSION AND ANALYSIS

The company's results of operations and financial condition are affected by numerous factors, including weather, sales, and the amount of changes in customer rates. The following comments are designed to explain the financial statements on pages 12 - 29 and the financial and stock market data on pages 32 and 33.


LIQUIDITY AND CAPITAL RESOURCES

The company's primary capital requirements include construction activities, payment of dividends, and the funding of debt retirements. It is management's opinion that the company has adequate access to capital markets and will have sufficient internal and external capital resources to meet anticipated capital requirements.

Construction expenditures were $34 million in 1993, $32 million in 1992, and $33 million in 1991. The 1994 construction program is estimated to be $46.5 million, and 1995 is estimated to be $39.0 million. The company anticipates that 54% of the construction funds for years 1994 and 1995 will be generated internally. For the five year period from 1994 through 1998, total construction expenditures are estimated to be $225 million. Expenditures for 1994 and 1995 include $10.9 million for pollution control equipment necessary to comply with the Clean Air Act.

In the second quarter of 1993, the company filed registration statements with the Securities and Exchange Commission (SEC) for $125 million of first mortgage bonds and 745,000 shares of $50 par value preferred stock. In May 1993, the company issued $94 million of 7 5/8% first mortgage bonds and 545,000 shares of 6.40% $50 par value preferred stock. The proceeds were used to redeem higher-rate debt and preferred and preference stock. The refinancing lowered the embedded cost of first mortgage bonds from 8.3% to 8.0%. A further advantage of the refinancing was to extend the final maturity dates for a significant portion of the company's capitalization. The new bonds have a maturity date of 2023, while the new preferred stock has a final maturity date of 2022. While the company does not currently plan to issue the remainder of the securities registered with the SEC ($31 million of bonds and 200,000 shares of preferred stock), the shelf registration does provide the company additional flexibility. If interest rates remain favorable, the company anticipates refinancing $13.25 million of outstanding pollution control revenue bonds in 1994. The pollution control revenue bonds for which refinancing is contemplated have coupon rates from 7 1/8% to 7 1/4%.

The company amended its Common Stock Dividend Reinvestment and Stock Purchase Plan in 1993. The amended plan allows the company's residential and farm customers to participate in the plan, and gives the company the option of issuing new common stock as an alternative to purchasing shares on the open market. The company received $2.8 million for 92,093 shares of new common stock issued in the third and fourth quarters of 1993 under the amended plan.
At December 31, 1993, based upon the most restrictive earnings test contained in the company's Indenture pursuant to which first mortgage bonds are issued, the company could issue in excess of $100 million of additional first mortgage bonds. The company's ratio of earnings before income taxes to interest charges (fixed charge coverage) was 2.7 times for 1993 and 1992, and 3.8 times for 1991. The primary reason for the reduced ratio is lower net income. As discussed later, the lower net income was caused by the accrual of future environmental clean-up costs and additional payments for electric capacity purchases.

At December 31, 1993, the ratio of common equity to total capitalization was 44.4%. The company's long-term goal is to increase common equity to approximately 50% of total capitalization. The increase in common equity is expected to be accomplished primarily through issuance of additional shares through the amended Dividend Reinvestment Plan and through a common stock public offering of approximately $30 million in 1995.

Standard and Poor's rating agency (S&P) recently announced more stringent guidelines for analyzing utilities' credit quality and financial strength, while Moody's Investors Service (Moody's) has indicated that ratings for utilities "will come under growing pressure over the next three to five years as a result of changes in the business environment." The rating agencies cite industry-wide factors such as a slow-growth period in terms of demand, growing cost pressures and the fact that competition will provide customers additional options for electric supply in succeeding years. In addition, the rating agencies will consider the utility's service territory, the regulatory climate in which the utility operates, its competitive position, fuel mix, and operating reliability. In the second quarter of 1993, S&P and Moody's reaffirmed their previous ratings of the company's first mortgage bonds. The company's bonds are rated A+ by S&P and A1 by Moody's.

The company has authorization from the Federal Energy Regulatory Commission
(FERC) to issue up to $60 million in short-term debt. At year-end 1993, a $39.6 million line of credit was available. Lines of credit are generally used in support of commercial paper, which represents a primary source of short-term financing. At year-end 1993, the company had $20.1 million of short-term commercial paper payable. The company anticipates that, due to its construction program, short-term debt will increase to approximately $36 million by year-end 1994. The company plans to retire the short-term debt with the proceeds from the planned 1995 common stock financing.

Electric and gas rates include a fuel adjustment clause and a purchased gas adjustment clause whereby increases or decreases in fuel and purchased gas costs are included in current revenue without having changes in base rates approved in formal hearings. Capacity costs are not recovered from customers through energy adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding. In the company's 1991 Iowa electric rate case, the Iowa Utilities Board (IUB) required that any jurisdictional revenue from capacity sales to other utilities be returned to Iowa customers through the fuel adjustment clause.

The company is subject to regulation which recognizes only original cost rate base. This may result in economic losses when the effects of inflation are not recovered from customers on a timely basis.



NEW ACCOUNTING STANDARDS

The company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", in 1993. The new standard requires a deferred tax asset or liability to be recognized for each temporary book/tax difference, including timing differences flowed through and items not previously considered timing differences (primarily Deferred Investment Tax Credits and Equity AFUDC). Corresponding regulatory assets or liabilities, reflecting the expected future rate treatment, have also been recognized. For this reason, the new standard did not have a significant effect on the income statement, but did result in increased regulatory assets and deferred tax liabilities. The balance sheet as of December 31, 1993 includes additional regulatory assets and deferred tax liabilities of $27.0 million as a result of the adoption of SFAS 109.

The company adopted SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions" in 1993. Under the provisions of SFAS 106, the estimated future cost of providing these postretirement benefits is accrued during the employees' service periods. The postretirement benefit obligation at January 1, 1993 (transition obligation) was $30.9 million and is being amortized over a 20 year period. The annual SFAS 106 cost for 1993 is $4.9 million, compared to the 1993 pay-as-you-go amount of $1.7 million. The company is deferring the difference between the SFAS 106 costs and the pay-as-you-go amount until rate cases are filed to recover the additional costs. Effective May 1993, the IUB allowed the company to recover $300,000 annually of additional SFAS 106 expense in gas rates. Effective November 1993, the IUB allowed recovery of $1.6 million annually of additional SFAS 106 expense in electric rates, subject to refund upon final determination. On the basis of generic hearings or specific rate orders issued to other utilities by the Minnesota Public Utilities Commission (MPUC), FERC and the Illinois Commerce Commission (ICC), the company believes that amounts deferred meet the criteria for deferral established by the Financial Accounting Standards Board. As of December 31, 1993, $2.6 million of SFAS 106 costs in excess of the pay-as-you-go amount have been deferred.


GENERATING CAPABILITY & PROJECTED DEMAND

The company established a new system peak of 927 MW in August 1993. This compares to the prior peak of 919 MW which occurred in August 1988. The company's net effective capability at the time of the 1993 system peak was 1,296 MW. Forecast peak demand for the year 2000 is 1,117 MW (not including a 15% reserve of 168 MW required by the Mid-Continent Area Power Pool).

The company's total capacity includes three long-term power purchase contracts with other electric utilities. The contracts provide for the purchase of 230 to 255 MW of capacity over the period from May 1992 through April 2001. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units. The three power purchase contracts required capacity payments of $24.1 million in 1993 and $16.3 million in 1992. Over the remaining life of the contracts, total capacity payments will be approximately $180 million. The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.

A portion of the purchased power payments is not being recovered through rates. The company has not yet filed for rate recovery in the Illinois and FERC jurisdictions. A 1992 rate order by the MPUC held that the company's total capacity exceeded, by 100 MW, what they considered reasonably necessary for the efficient and reliable provision of utility service and disallowed recovery of $1.9 million per year. The Minnesota Court of Appeals affirmed the MPUC disallowance in May 1993. Such amount is being expensed as incurred.

The company's 1991 Iowa electric rate case requested recovery of $17.4 million of the new purchased power capacity costs applicable to the Iowa jurisdiction. The IUB order held that the capacity purchases were prudent and allowed recovery of the costs in rates. In order to match the capacity costs with the associated revenues, however, the IUB projected Iowa electric retail jurisdiction sales for the twelve month period ending April 1993. A comparison to 1992 and 1993 actual sales indicates an overprojection by the IUB. To the extent that projected sales have not been met, the company has experienced reduced electric margins. The company filed a new Iowa electric rate application on August 4, 1993. Interim rates in an annual amount of $11.0 million were placed in effect October 28, 1993, subject to refund. Through December 31, 1993, approximately $1.7 million has been collected subject to refund. A decision is expected by June 1994.


CLEAN AIR ACT

The company is subject to environmental regulations promulgated and enforced by federal and state governments. The company believes that it presently meets existing regulations. The Federal Clean Air Act Amendments of 1990 will require reductions in sulfur dioxide and nitrogen oxide emissions from power plants. The legislation sets two deadlines for compliance, Phase 1 (January 1, 1995) and Phase 2 (January 1, 2000). The most restrictive provisions relate to sulfur dioxide emissions. During Phase I, only one of the company's units is affected. That unit's net effective capacity is 217 MW. Present plans for the affected unit are to switch to lower sulfur coal and install low nitrogen oxide burners. Phase 2 compliance will require additional capital, operating and maintenance costs beyond those required for Phase 1. The Phase 2 regulations will affect approximately 87% of the company's current generating capacity. The company's long-range construction forecast (through the year 2000) contains estimated Phase 1 capital expenditures of approximately $6.5 million and estimated Phase 2 capital expenditures in the range of $35.0 million. Estimated expenditures for 1994 and 1995 include $10.9 million for facilities necessary to comply with the Clean Air Act. The estimated expenditures include provisions for low nox burners, emission monitors, and flue gas conditioning systems. The company anticipates the costs of compliance with the Clean Air Act will be recovered through the ratemaking process.


COAL TAR DEPOSITS

Early this century, various utilities including the company operated plants which used coal, coke and/or oil to produce manufactured gas for cooking and lighting. These facilities were abandoned 40 to 60 years ago when natural gas pipelines were extended into the upper Midwest. Some of the former gasification sites contain waste products which may present an environmental hazard. Waste remediation costs can vary significantly, dependent on the disposal method and type of contaminants. Current estimates range from $75 to $1,200 per ton of waste material.

In 1957, the company purchased facilities in Mason City, Iowa from Kansas City Power & Light Company (KCPL) which included a parcel of land previously used for coal gasification. In 1986 and again in 1991, the company entered into Consent Orders with the Environmental Protection Agency (EPA) which obligate the company to conduct a Remedial Investigation and Feasibility Study at the Mason City site. A Remedial Investigation has been completed and has been approved by the EPA. The company is continuing to perform investigative testing to determine the limits of potential groundwater contamination at the Mason City site. The remediation process will not begin until the EPA has approved the scope of the project and the appropriate process for cleaning up the site. To-date, a total of 1,200 tons of contaminated soil has been identified. To-date, all costs have been charged to expense. The company spent $300,000 on the Mason City project in 1993; it has spent $1.7 million on the site since the discovery of the tar wastes in 1984. In 1991, the company recorded estimated future expenditures of $1.4 million for groundwater monitoring, construction of an interim groundwater treatment facility and design of site remediation. In addition, the company expensed an additional $200,000 in 1992 to cover the estimated cost to remediate 1,200 tons of waste presently in a storage pile. The company is pursuing recovery of response costs from KCPL. The Federal District Court ruled in the third quarter of 1993 that KCPL is liable to the company regarding the response costs at the Mason City site. (KCPL is a strong A rated company with total assets in excess of $2 billion.) Additional court proceedings will be held in 1994 or 1995 to determine the extent of that liability. In the opinion of the company, presently accrued liabilities of $800,000 are adequate to cover the company's share of future expenses at this site.

The company formerly operated a manufactured gas plant in Rochester, Minnesota. This facility was sold to another utility, which later demolished the plant. The site is currently owned by a utility and the City of Rochester. The limits of contaminated soil have been identified and are estimated to be 50,000 tons. Tentative agreements have been reached between the Minnesota PCA and all three parties noted above regarding the clean-up process. The remediation process will begin in early 1994. The total costs to clean-up this site are estimated to be $7.8 million. A verbal agreement has been reached among the parties regarding cost sharing and a written agreement is expected in the near future. The company has agreed to pay for $4.9 million of the estimated costs ($3.5 million was recorded in 1993, $1.2 million in 1992, $200,000 in 1991). To-date, all costs have been charged to expense.

The company owned and operated a manufactured gas facility in Albert Lea, Minnesota and is solely responsible for the site. Testing for contaminated soil and groundwater has taken place and additional testing will take place in 1994. Based on the past testing, contamination is at a low level. All costs have been charged to expense. $80,000 was spent in 1993 and $243,000 has been spent to-date. Estimated investigative and remedial expenditures in the amount of $400,000 were expensed in 1991. The company anticipates that a risk assessment will be completed by late 1994. Remediation requirements will not be known until the risk assessment is completed.

The company owned and operated a manufactured gas plant at Clinton, Iowa. The company believes that the coal gasification waste was removed subsequent to plant decommissioning, and therefore it is not necessary to accrue for any future liability. If hazardous wastes are found at the site, the EPA may name several potentially responsible parties in addition to the company, as other industrial operations have been conducted on or adjacent to the site. In September 1992, the company prepared a consent order (the agreement to investigate and, if necessary, remediate the site) and forwarded it to the Iowa Department of Natural Resources - Department of Environmental Quality. On November 24, 1993, the company was notified that the site was referred to the Federal EPA.

In addition, the company has identified four other sites in the Midwest for which the company is potentially responsible. The company has not conducted an investigation of these sites, nor has the EPA requested that any investigations be initiated. No environmental response costs have been recorded for these sites, as no evidence has been brought forth to indicate that any of these sites contain hazardous materials. In January 1994, the company was notified by an Illinois property owner of a site which contains hazardous materials which may have come from a former manufactured gas plant. Investigations are underway to determine if the company has any responsibility for the site.

The company has retained an outside law firm to pursue recovery from insurance carriers of environmental remediation costs applicable to the coal gasification sites. While the company's insurance carriers have stated that they are not liable, the company believes that it has coverage. Neither the company nor its legal counsel is able to predict the amount or timing of any insurance recovery, and accordingly, no potential recovery has been recorded.

Previous actions by Iowa, Minnesota and Illinois regulators have permitted utilities to recover prudently incurred remediation and legal costs (response cost). The company anticipates that any unreimbursed costs applicable to the Iowa, Illinois and Albert Lea, Minnesota jurisdictions should be recovered from gas customers. It is uncertain whether the company will recover any uninsured costs applicable to the Rochester, Minnesota site, as the company no longer serves that city, and no Minnesota precedent has been established for recovery in a similar situation.


POTENTIALLY RESPONSIBLE PARTY DESIGNATION

Under the Federal Comprehensive Environmental Response, Compensation and Liability Act, a past waste generator can be designated by the EPA as a Potentially Responsible Party (PRP). Certain types of used transformer oil (primarily those containing polychlorinated biphenyls, or "PCBs") have been designated as hazardous substances by the EPA. The company has been cited as a PRP by the EPA in three instances which involve used transformer oil.

The company was identified in 1986 by the EPA as a PRP for the clean-up of the facilities formerly operated by Martha C. Rose Chemicals, Inc. (Rose) in Holden, Missouri. Rose, pursuant to permits issued by the EPA, was engaged in decontamination of PCB fluids and processing of PCB-contaminated electrical equipment for disposal including equipment sent to them by the company. Rose ceased operations in 1986, was declared bankrupt, and did not comply with EPA orders for site clean-up. Final clean-up activities at the site will not begin until 1994. The Martha Rose Chemical Steering Committee has estimated that total clean-up cost may be up to $18 million. The company, along with 14 other steering committee members, has filed suit against non-participating potentially liable entities to recover their ratable share of the costs. The company has paid clean-up costs of $317,000 to-date. The Steering Committee has indicated that it has adequate funds for clean-up, and the company anticipates that additional assessments, if any, will not be material.
In 1988, the EPA designated the company a PRP for the clean-up of former salvage facilities operated by B&B Salvage in Warrensburg, Missouri. The EPA pursued recovery of costs from several PRPs, although not from the company. The PRPs sued by the EPA in turn named the company as a Third Party Defendant in an attempt to recover a ratable share of the costs. In April 1993, the company paid $69,000 in full settlement of its liability for the claims asserted in that litigation.

In 1988, the EPA designated the company a PRP for the clean-up of former salvage facilities operated by the Missouri Electric Works, Inc. (MEW) in Cape Girardeau, Missouri. A portion of the PCB-contaminated equipment found at the site was formerly owned by the company. The company notified the EPA that it disclaims responsibility for the site, as the equipment was in proper operating condition when sold by the company to a third party, which subsequently made arrangements to transport this equipment to MEW. The EPA has not responded to the company's disclaimer. The company has not recorded any liability for the MEW site, and management believes that it will be able to successfully defend itself against any claims applicable to the site.


DEFERRED ENERGY EFFICIENCY COSTS

Regulations in Iowa and Minnesota mandate utilities to conduct energy efficiency programs. The company's long-term forecast anticipates that these programs may offset the need for approximately 100 MW of generating capacity by the year 2000. Program costs as well as an appropriate carrying cost are deferred. The company's Minnesota rates currently recover jurisdictional energy efficiency expenditures. Other operating expenses for 1993, 1992 and 1991 include $543,000, $604,000 and $74,000, respectively, for the amortization of Minnesota energy efficiency costs. In July 1993, the company filed an application with the IUB to recover energy efficiency costs through December 31, 1992 and related costs incurred in an aggregate amount of $6.0 million. A March 1994 IUB Order allows recovery of these costs over a four-year period. As of December 31, 1993 and 1992, amounts deferred were $9.7 million and $4.7 million, respectively. Management believes that amounts deferred meet the criteria established by the respective commissions for recovery as energy efficiency costs.


COMPETITION IN THE ELECTRIC INDUSTRY

The Energy Policy Act of 1992 (Act) allows FERC to order utilities to grant access to transmission systems by third-party power producers. The Act specifically prohibits federally-mandated wheeling of power for retail customers. The company's industrial rates generally compare favorably with those of neighboring utilities. For the company's six largest industrial customers, the aggregate 1993 rate was approximately 3.4 cents per KWH. This rate also compares favorably with that of potential independent power producers. The company's favorable rates reduce any incentive that these customers might otherwise have to relocate, self-generate or purchase electricity from other suppliers.


LARGE ELECTRIC CUSTOMERS

The company's six largest electric customers consumed a total of 1,621,952 MWH of electricity in 1993, which accounts for over 30 percent of total KWH sales. These customers are involved in the production of agricultural, chemical, and cement products and usage is generally not affected by weather variations. Electric consumption by these customers in 1993 was 6.5 percent over 1992, while 1992 consumption was 1.7 percent over 1991.


ORDER 636

FERC Order 636, effective in late 1993, shifted primary responsibility for gas acquisition, transportation and peak day supply from pipelines to local distribution companies such as the company. Although pipelines continue to transport gas, they no longer provide sales service. The company believes it has taken appropriate steps to ensure the continued acquisition of adequate gas supplies at reasonable prices.

Order 636 eliminates FERC's regulation of the pipeline gas acquisition function. Accordingly, the company anticipates increased regulatory scrutiny at the state level. State regulators may require detailed analyses to justify capacity and gas supply arrangements, and may perform additional prudency reviews.

Order 636 also provides a mechanism under which pipelines can recover prudently incurred transition costs associated with the restructuring process. The company's pipeline suppliers have filed with FERC to recover transition costs from the local distribution companies. The company estimates its portion of transition costs will aggregate approximately $5.8 million and will be payable in declining annual installments from 1994 to 2005. The company anticipates that under customary ratemaking practices, such transition costs will be recovered from customers.


LARGE GAS CUSTOMERS

The mix of gas firm retail sales, interruptible retail sales, firm transportation service and interruptible transportation service has changed significantly over the past several years. The deregulation of the gas industry allows large industrial and commercial customers to purchase their gas supply directly from producers and use the company's facilities transport the gas. Transportation customers pay the company a fee equivalent to the margin on a retail sale. Acting as a gas transporter, rather than as a merchant, reduces the risk applicable to taking ownership of the gas. Nineteen large customers currently purchase a majority of their gas requirements from producers and and use the company's facilities to transport the gas. Consumption for the three largest gas customers was 5.6% over 1992, and currently accounts for approximately 65% of total system MCF throughput. Their usage is primarily dependent on the overall strength of the economy and other market factors, and is generally not affected by weather variations.


RATE MATTERS

The company filed an application with the IUB in September 1991 which requested an electric rate increase of $22.4 million. Interim rates of $16.2 million were placed in effect in May 1992 subject to refund. In July 1992, the IUB granted an annual revenue increase of $9.0 million. Revenue collected in excess of the IUB ordered level in the amount of $3,835,000 plus $236,000 of interest was reserved in 1992 and refunded in February 1993.
On May 26, 1993, the IUB approved electric tariffs which more closely track costs incurred by the company. Individual customers experienced an increase or decrease in their electric bill, but the adoption of the new tariffs did no change the company's overall revenue. The new tariffs, which were implemented in August 1993, give greater weight to the demand component of electric usage, and include a provision for a higher rate during the summer cooling season (June - September), and a lower rate during the remainder of the year. Due to implementation of the seasonal rates, revenue for the third and fourth quarters of 1993 is not comparable to the corresponding quarters of prior years.

The company filed an Iowa electric rate increase application on May 14, 1993. The IUB ruled on June 4, 1993 that the company's rate design docket approved by the IUB on May 26, 1993 constituted a change in rates. Thus, pursuant to a section of the Iowa Code which limits a utility to one rate application at a time, the rate filing was rejected. The company refiled in August 1993. The revised application requested an annual increase of $11.5 million, including a return on common equity of 12.35%. Interim rates in an annual amount of $11.0 million, which include a provision to recover SFAS 106 costs, were placed in effect on October 28, 1993, subject to refund. A decision on the rate increase is expected by the end of the second quarter of 1994.

The company filed an application with the MPUC in August 1991. The application requested an electric rate increase of $8.0 million. The MPUC allowed an interim increase of $4.2 million effective October 1991. In June 1992, the MPUC issued an order granting an annual revenue increase of $4.9 million, and a return on common equity of 10.9%. The MPUC order stated that the company has 100 MW of excess capacity and disallowed recovery of $1.9 million per year applicable to the excess capacity. In instances where final rates are higher than interim rates, Minnesota law allows the utility to recover the difference. Settlement rates, including a temporary increase to recover the difference between the interim and final rates over a six month period ending May 1993, were placed into effect in December 1992. In May 1993, the Minnesota Court of Appeals affirmed the MPUC order.

In June 1992, sixteen municipal wholesale customers filed a Complaint and Request for Investigation and Hearing with FERC. The complaint alleges that the company had been imprudent by entering into certain long-term coal contracts, an associated transloading agreement, and a rail transportation agreement and seeks recovery of $4 million. The issue will be presented before an administrative law judge, with hearings currently scheduled to commence in August 1994. The decision by the administrative law judge is expected to be presented to the full Commission in 1995. Under this process an appeal of the FERC decision most likely would not occur until 1996 or later.

In November 1992, the company filed an application with the IUB for an increase in gas rates in an annual amount of $4.1 million. Increased interim rates were placed in effect in February 1993. Additional interim rates in an annual amount of $263,000 were placed in effect in May 1993 after the IUB approved the company's trust agreement arrangements for additional postretirement benefits expense to be recognized under SFAS 106. On August 31, 1993, the IUB issued a final order allowing an annual increase of $3.3 million. Due to customers subsequently shifting to alternate tariffs, the company estimates that it will realize an annual increase of $2.8 million.

The company anticipates filing for rate increases in 1994 in its Illinois electric and gas jurisdictions. Such applications will seek to recover SFAS 106 costs, the costs associated with the new purchased power contracts, and attrition due to inflation.


RESULTS OF OPERATIONS

Earnings per share of common stock were $1.73 for 1993, compared with $1.74 for 1992 and $2.84 for 1991. The return on common equity for 1993 was 8.5%, compared with 8.4% in 1992 and 13.9% in 1991. Earnings for 1993 were depressed by accrual of environmental clean-up costs and additional payments to other utilities to transport electricity.

Electric sales for the past two years have been below expectations due to relatively cool summer weather. KWH use per residential customer was 7,816; 7,341 and 8,145 for years 1993, 1992, and 1991, respectively.


  Electric Sales
                                  1993
                                 Average       1993       1993      1992
                                 Revenue     % of Total  vs. 1992  vs. 1991
                                 per KWH     KWH Sales   % Change  % Change

  Six Largest Industrial        3.4 cents     31.9%       6.5%       1.7%
  All Other Industrial          4.3 cents     25.7        5.0        4.4
  Residential (Non-Heat)        7.4 cents     16.7        8.1       (9.4)
  General Service (Commercial)  6.3 cents     11.9        1.3       (2.2)
  Sales for Resale              3.5 cents      6.1       15.5      (12.2)
  Farm                          7.1 cents      3.1       (0.6)      (1.0)
  Residential (Electric Heat)   6.2 cents      2.2        6.6       (9.8)
  All Other Categories          7.1 cents      2.4       (1.1)      (4.4)
  Total Company                 4.9 cents    100.0%       5.8%      (1.5)%


The electric "margin" is defined as revenue from all sales, less the cost of fuel and power purchased. Electric margins for years 1993, 1992, and 1991 were $137.8 million, $135.4 million, and $143.5 million, respectively. Electric margins for years 1993 and 1992 were negatively impacted by new purchased power contracts which are not being completely recovered in rates and by cool summer weather. An interim Iowa electric rate increase of $11.0 million partially offset the negative factors, but was placed in effect too late in the year (October 28, 1993) to have a significant impact.

Gas "margin" is defined as the revenue from all sales, less purchased gas cost. The gas margins for 1993, 1992, and 1991 were $15.4 million, $10.9 million, and $17.3 million, respectively. Major factors contributing to the higher gas margin were the Iowa gas rate increase and heating season temperatures. The gas margin for 1992 was depressed due to abnormally warm weather during the heating season and the completion in January 1992 of a gas feeder line which allowed a major customer to contract for greater volumes of gas at a substantially lower rate.

Other operating expenses were $48.6 million, $42.4 million, and $41.8 million for 1993, 1992, and 1991, respectively. Most of the variation can be attributed to environmental response costs and the joint use of transmission lines. As discussed in the section entitled "Coal Tar Deposits", other operating expenses for the years 1993, 1992, and 1991, respectively, include $3.5 million, $1.4 million, and $2.0 million for estimated environmental clean-up costs.

The company paid other utilities $3.0 million, $1.3 million, and $1.0 million for the joint use of transmission lines in years 1993, 1992, and 1991, respectively. The increased use of transmission lines is attributable to capacity purchase contracts which became effective in May 1992.

Other operating expenses also include $600,000 of additional costs applicable to the adoption of SFAS 106, "Accounting for Postretirement Benefits Other Than Pensions". While the adoption of SFAS 106 increased other operating expenses, it had no significant impact on net income, as the company does not recognize the additional costs associated with SFAS 106 until rate recovery is granted for the applicable jurisdiction.

Depreciation expense was $26.3 million, $25.2 million, and $23.8 million, for 1993, 1992, and 1991, respectively. The increase is due to increased investment in utility plant and the approval of new depreciation rates by the MPUC.

Property taxes were $14.5 million, $14.1 million, and $12.9 million, for 1993, 1992, and 1991, respectively. The majority of the increase is due to an increase in Minnesota property taxes.

Allowance for Funds Used During Construction (AFUDC) was 2 cents per share in 1993 versus 4 cents per share in 1992 and 23 cents per share in 1991. Year-end Construction Work in Progress (CWIP) balances for 1993, 1992, and 1991 were $3.2 million, $3.5 million, and $5.5 million, respectively.

The company's investment in coal stockpiles was $17.3 million, $22.6 million and $22.9 million at December 31, 1993, 1992 and 1991, respectively. Company practice is to build up coal stockpiles during the summer shipping season, and to draw down the stockpiles during the winter. Coal inventories are lower than usual due to record Mississippi river flooding last summer, but management anticipates that the current stockpiles will be adequate.

The natural gas industry purchases gas during off-peak periods and injects it into underground storage. This gas is then withdrawn during peak usage periods when gas purchases are more costly and interstate pipeline capacity may be restricted. As a result of FERC Order 636, the company now purchases and holds title to a greater quantity of gas. The company's investment in gas stored underground was $4.6 million, $2.7 million and $2.2 million at December 31, 1993, 1992 and 1991, respectively.

The Internal Revenue Service has completed audits of the company for years through 1987. An audit of tax years through 1990 is expected to be completed in early 1994. The company anticipates that the tax audit will not have an adverse impact on the financial statements.










Statements of Income and Retained Earnings
For the years ended December 31
                                               1993      1992      1991
                                                (Thousands of Dollars)
OPERATING REVENUES (Notes 1 and 9):
 Electric                                  $255,759  $239,193  $237,231
 Gas                                         53,709    46,105    54,574
   Total operating revenues                 309,468   285,298   291,805

OPERATING EXPENSES:
 Operation:
   Fuel for electric generation              64,059    58,283    67,911
   Power purchased                           53,936    45,497    25,704
   Cost of gas sold                          38,309    35,221    37,312
   Other operating expenses                  48,567    42,390    41,782
 Maintenance                                 16,771    16,966    17,567
 Depreciation and amortization               26,955    25,887    25,303
 Income taxes (Note 8):
   Federal currently payable                  4,694     6,174    12,401
   State currently payable                    1,445     1,923     3,866
   Deferred taxes - net                       3,856     2,268     1,874
   Investment tax credit amortization        (1,028)   (1,028)   (1,028)
 Property and other taxes                    17,080    16,533    15,315
   Total operating expenses                 274,644   250,114   248,007

OPERATING INCOME                             34,824    35,184    43,798

OTHER INCOME AND DEDUCTIONS:
 Equity funds used during construction           68       184       926
 Interest income                                718       527       472
 Miscellaneous                                  491       374       140
 Income taxes (Note 8)                         (497)     (361)     (269)
   Total other income and deductions            780       724     1,269

INCOME BEFORE INTEREST CHARGES               35,604    35,908    45,067

INTEREST CHARGES:
 Long-term debt (Note 1)                     16,166    16,292    15,120
 Other interest charges                         596       586     1,605
 Borrowed funds used during construction       (145)     (187)   (1,168)
   Total interest charges                    16,617    16,691    15,557
NET INCOME                                   18,987    19,217    29,510

PREFERRED AND PREFERENCE STOCK DIVIDENDS     (2,861)   (2,975)   (3,075)
INCOME AVAILABLE FOR COMMON STOCK            16,126    16,242    26,435
RETAINED EARNINGS BEGINNING OF YEAR          60,648    63,745    56,277
DIVIDENDS ON COMMON STOCK                   (19,377)  (19,339)  (18,967)
RETAINED EARNINGS END OF YEAR              $ 57,397  $ 60,648  $ 63,745

EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING
 based on 9,316,387; 9,297,748
 and 9,297,748 shares, respectively        $   1.73  $   1.74  $   2.84

DIVIDENDS PAID PER COMMON SHARE            $   2.08  $   2.08  $   2.04

The accompanying notes are an integral part of these financial statements.


Balance Sheets

ASSETS
As of December 31

                                                     1993           1992
                                                  (Thousands of Dollars)

UTILITY PLANT (Note 1):
 In Service:
   Electric                                      $783,024       $762,696
   Gas                                             59,520         54,933
                                                  842,544        817,629
   Less - accumulated depreciation                358,330        339,647
                                                  484,214        477,982
 Held for future use                                  587            587
 Construction work in progress                      3,163          3,487
      Net utility plant                           487,964        482,056



OTHER PROPERTY AND INVESTMENTS                        825            645



CURRENT ASSETS:
 Cash and cash equivalents                          3,083          2,306
 Accounts receivable, less reserves of $200        26,060         24,062
 Inventories - at average cost:
   Fuel                                            22,985         26,550
   Materials and supplies                           4,720          4,448
 Prepaid pension cost (Note 7)                      4,818          4,006
 Prepaid income tax (Note 8)                        7,994          3,749
 Other prepayments and current assets                 480          1,043
      Total current assets                         70,140         66,164



DEFERRED DEBITS:
 Regulatory assets (Notes 7 and 8)                 29,731             84
 Unamortized debt expense (Note 1)                  5,941          2,516
 Coal contract buyout (Note 9)                          -          1,305
 Deferred energy efficiency (Note 12)               9,665          4,660
 Other                                                 95            670
      Total deferred debits                        45,432          9,235









TOTAL                                            $604,361       $558,100


The accompanying notes are an integral part of these financial statements. Balance Sheets

CAPITALIZATION AND LIABILITIES
As of December 31

                                                     1993           1992
                                                  (Thousands of Dollars)

CAPITALIZATION, per accompanying statements:
 Common stock, par value $3.50 per share;
   authorized - 30,000,000 shares; issued
   and outstanding - 9,389,841 in 1993 and
   9,297,748 in 1992 (Note 4)                    $ 32,865       $ 32,542
 Additional paid-in capital                        99,547         97,134
 Retained earnings                                 57,397         60,648
   Total common equity                            189,809        190,324

 Preference stock (Note 4)                              -         10,092
 Preferred stock (optional sinking fund)           10,819         10,819
 Preferred stock (mandatory sinking fund)
   (Note 4)                                        23,837         14,426
 Long-term debt (Note 5)                          203,170        193,532
   Total capitalization                           427,635        419,193


CURRENT LIABILITIES:
 Commercial paper (Note 6)                         20,100          9,000
 Long-term debt maturing within one year                -          6,000
 Preferred stock redeemable within one year             -            956
 Accounts payable                                  11,733         12,108
 Rate refund payable (Note 9)                           -          4,071
 Dividends payable - preferred stock                  599            729
 Payrolls accrued                                   2,181          1,941
 Taxes accrued                                     16,586         17,784
 Interest accrued                                   3,090          4,151
 Environmental clean-up cost accrued (Note 2)       5,754          2,977
 Other                                              4,580          3,944
   Total current liabilities                       64,623         63,661


DEFERRED CREDITS AND OTHER NON-CURRENT
LIABILITIES:
 Accumulated deferred income taxes (Note 8)        82,438         47,311
 Accumulated deferred investment tax credits       20,097         21,126
 Deferred pension cost (Note 7)                     4,818          4,006
 Accrued postretirement benefit cost (Note 7)       2,516              -
 Other                                              2,234          2,803
   Total deferred credits and other non-current
      liabilities                                 112,103         75,246


COMMITMENTS AND CONTINGENCIES (Notes 2, 9, 10,
 11 and 15)

 TOTAL                                           $604,361       $558,100



Statements of Cash Flows
For the years ended December 31
                                                   1993     1992     1991
                                                   (Thousands of Dollars)

RECONCILIATION OF NET INCOME TO CASH FLOWS
FROM OPERATING ACTIVITIES:
 Net Income                                     $18,987  $19,217  $29,510
 Adjustment for non-cash items:
  Depreciation and amortization                  26,955   25,887   25,303
  Prepaid income taxes                            5,259    5,170    2,721
  Investment tax credit amortization             (1,028)  (1,028)  (1,028)
  Equity funds used during construction (AFUDC)     (68)    (184)    (926)
  Prepaid pension cost                              812      322      232

 Changes in assets and liabilities:
  Accounts receivable - net                      (1,998)     806   (2,459)
  Inventories                                     3,751      884    7,168
  Accounts payable and other current liabilities  3,686    2,985      448
  Accrued and prepaid taxes                      (2,602)     381   (1,049)
  Interest accrued                               (1,061)     230      557
  Other prepayments and current assets             (249)   2,788   (4,245)
  Rate refund payable                            (4,064)   4,071      (52)
  Deferred energy efficiency costs               (5,005)  (3,313)  (1,228)
 Other operating activities                       1,930    1,884    1,713
 Cash flows from operating activities            45,305   60,100   56,665

CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to utility plant                     (33,904) (32,104) (33,488)
 Borrowed funds used during construction (AFUDC)   (145)    (187)  (1,168)
 Other                                             (231)     925      827
 Cash flows from investing activities           (34,280) (31,366) (33,829)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                         2,786        -        -
 Issuance of preferred stock                     27,250        -        -
 Issuance of long-term debt                      94,000   25,000   25,000
 Retirement of long-term debt                   (88,784) (30,261)  (9,464)
 Redemption of preferred and preference stock (25,474) (1,356) (956) Debt and stock discount and financing expenses (8,795) (1,965) (1,059) Dividends on common, preferred and preference
  stock                                         (22,331) (22,343) (22,063)
 Sale of commercial paper - net                  11,100    1,800  (13,600)
 Cash flows from financing activities           (10,248) (29,125) (22,142)

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                    $   777  $  (391) $   694
CASH AND CASH EQUIVALENTS:
 Beginning of year                              $ 2,306  $ 2,697  $ 2,003
 End of year                                    $ 3,083  $ 2,306  $ 2,697

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest (net of interest capitalized)        $17,588  $15,941  $14,742
  Income taxes                                   $8,863   $6,438  $17,592

The accompanying notes are an integral part of these financial statements.

Statements of Capitalization
As of December 31                                1993            1992
                                               (Thousands of Dollars)
COMMON EQUITY (Note 4):                      $189,809  44.4% $190,324  45.4%

CUMULATIVE PREFERENCE STOCK (Note 4):
 Authorized 2,000,000 shares at $1.00 par
 value; issued and outstanding:
 $2.28 series - par value                    $      -        $    400
 Premium on $2.28 series                            -           9,692
                                             $      -     -% $ 10,092   2.4%
CUMULATIVE PREFERRED STOCK (Note 4):
 Authorized 2,000,000 shares at $50.00 par value; issued and outstanding: (A)

         12/31/93  Redemption
 Series   Shares    Price
 Optional sinking fund provisions:
 4.36%    60,455   $52.30                    $  3,023        $  3,023
 4.68%    55,926   $51.62                       2,796           2,796
 7.76%   100,000   $52.03                       5,000           5,000
                                             $ 10,819   2.5% $ 10,819   2.6%
 Mandatory sinking fund provisions:
 8.00%         -                             $      -        $  2,800
 9.00%         -                                    -           5,626
 9.00-A%       -                                    -           6,000
 6.40%   545,000   $53.20                      27,250               -
 Unamortized Discount on 6.40% Preferred Stock (2,113)              -
 Unamortized Issuance Expense on 6.40%
  Preferred Stock                                (111)              -
 Unamortized Call Premiums on Preferred Stock  (1,189)              -
                                             $ 23,837   5.6% $ 14,426   3.4%
LONG-TERM DEBT (Note 5):
 First Mortgage Bonds:
 4 5/8% Series due 1995                      $ 14,000        $ 14,000
 6 1/8% Series due 1997                        17,000          17,000
 7 3/4% Series due 1999                             -           8,000
 8 5/8% Series due 2001                             -          25,000
 8 3/8% Series due 2002                             -          13,000
 8    % Series due 2007                        25,000          25,000
 9    % Series due 2008                             -          35,000
 8 5/8% Series due 2021                        25,000          25,000
 7 5/8% Series due 2023                        94,000               -
                                             $175,000        $162,000
Pollution Control Revenue Bonds (Due Serially):
 1993           5.7  %                       $      -        $    225
 1994 to 1998   5.95 %                          6,750           6,750
 1997 to 2006   7 1/4%                          6,600           6,600
 1998 to 2007   6 3/8%                         11,400          11,400
 2001 to 2009   7 1/8%                          6,650           6,650
                                             $ 31,400        $ 31,625
Other Long-Term Debt                         $    127        $  1,686
Unamortized Discount on Long-Term Debt       $ (3,357)       $ (1,779)

Total Long-Term Debt - net                   $203,170  47.5% $193,532  46.2%
TOTAL CAPITALIZATION                         $427,635 100.0% $419,193 100.0%

(A) Redeemable at the option of the company upon 30 days notice at the current prices shown.
The accompanying notes are an integral part of these financial statements. NOTES TO FINANCIAL STATEMENTS


1.  Summary of Accounting Policies

GENERAL
The financial statements are based on generally accepted accounting principles, which give recognition to the ratemaking and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction over the company.

UTILITY PLANT
Utility plant is recorded at original cost. The cost of additions to utility plant and replacement of units of property includes contracted labor, company labor, materials, allowance for funds used during construction and overheads. Repairs of property and replacement of items less than units of property are charged to maintenance expense. The original cost of units retired, plus removal costs, less salvage is charged to accumulated depreciation. Substantially all property is subject to the lien of the First Mortgage Bond Indenture.

DEPRECIATION
Depreciation is computed on the straight-line method based on net salvage values and the estimated remaining service lives of depreciable property. The provision for book depreciation as a percentage of the average balance of depreciable property in service was 3.4% in 1993 and 1992, and 3.5% in 1991.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
AFUDC includes the net cost of borrowed funds and a reasonable rate on equity funds used for construction or deferred energy-efficiency purposes. It was capitalized at gross rates of 6.0% for 1993, 7.4% for 1992 and 8.5% for 1991. Gross AFUDC rates are computed in accordance with FERC regulations, including approval to incorporate deferred energy-efficiency costs in the calculation of the debt component of the formula. AFUDC does not contribute to the current cash flow of the company. Under normal regulatory practices, the company anticipates earning a fair rate of return on such capitalized costs and recover them in customer rates after completion of the related construction.

STATEMENTS OF CASH FLOWS
For purposes of the Statements of Cash Flows, the company considers all liquid investments with a maturity of three months or less to be cash equivalents.

REVENUES AND FUEL COSTS
Annual revenues do not include unbilled revenues for service rendered from the date of the last meter reading to year-end. The company's electric and gas tariffs contain energy adjustment clauses whereby increases or decreases in fuel costs are included in current revenue without having changes in base rates approved in formal hearings. Purchased capacity costs are not recovered from customers through energy adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding.

DEBT REACQUISITION PREMIUM
In accordance with normal regulatory practices, the company defers debt redemption premiums and amortizes such costs over the life of the replacement bonds.
RECLASSIFICATIONS
Certain reclassifications have been made to the prior years financial statements to conform with the presentation for 1993. Such reclassifications had no impact on net income and stockholders' equity.


2.  Environmental Regulations

The company is subject to various federal and state government environmental regulations. While the company believes that it presently meets existing air and water regulations, the Federal Clean Air Act Amendments of 1990 will require reductions in certain emissions from power plants. The legislation sets two deadlines for compliance, Phase 1 (January 1, 1995) and Phase 2 (January 1, 2000). The company plans to switch to a lower sulfur coal and install low nitrogen oxide burners at the 217 MW plant affected by Phase 1. Additional capital expenditures of $10.9 million will be required in 1994 and 1995 to comply with emission standards. Management anticipates that additional costs incurred will be recovered through customer rates.

The company has identified eight former coal gasification sites which may contain hazardous waste. Four of these sites are in the investigative stage. Cash outlays for investigative costs were $0.7 million, $0.6 million and $0.5 million for 1993, 1992 and 1991, respectively, and $2.3 million to-date. Estimated investigative costs of $2.0 million were expensed in 1991. An additional $3.5 million and $1.4 million was expensed in 1993 and 1992, respectively, for future remediation costs. There are no indications to-date that the other four sites contain any hazardous materials and no investigations have been conducted or ordered by the Environmental Protection Agency. The company has recorded a liability for all known expenses applicable to the eight sites. In January 1994, the company was notified by an Illinois property owner of a site which contains hazardous materials which may have come from a former manufactured gas plant. Investigations are underway to determine if the company has any responsibility for the site.

The company has retained an outside law firm to pursue recovery from insurance companies of environmental remediation costs applicable to the coal gasification sites. Neither the company nor its legal counsel is able to predict the amount or timing of any insurance recovery, and accordingly, no potential recovery has been recorded.

Previous actions by regulators indicate that the company will be allowed to recover prudently incurred remediation and legal costs. It is uncertain whether the company will recover any uninsured costs applicable to the Rochester, Minnesota site as the company no longer serves that city.


3.  Fair Value of Financial Instruments

The estimated fair values of the company's financial instruments as of December 31, 1993 and 1992 are shown in the table below. The estimated fair values were determined based on quoted market prices for the same or similar issues or on the current rates for debt of the same remaining maturities. The preferred stock carrying amount for 1993 excludes $1.3 million of unamortized call premium and issuance expense.



                                     1993                   1992
                                       (Millions of Dollars)

                             Carrying     Fair      Carrying     Fair
                              Amount      Value      Amount      Value
Long-term debt                $203.2     $215.4      $193.5     $197.3
Preferred stock
  (mandatory sinking fund)    $ 25.1     $ 25.3      $ 14.4     $ 14.7


4.  Preferred, Preference and Common Stock

On May 15, 1993, the company issued 545,000 shares of 6.40% $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003 the company is required to redeem annually $1.4 million of 6.40% preferred stock (27,250 shares). The discount and other issuance expenses in an aggregate amount of $2.2 million as of December 31, 1993 are reflected as an offset to preferred stock and are being amortized to common equity. Such amortization transfers the discount and other issuance expenses from preferred stock to common stock over the life of the issue, but does not affect net income.

Call premiums related to the 1993 retirement of the preferred and preference stock in the amount of $1.2 million as of December 31, 1993 are reflected as an offset to preferred stock, and are being amortized to common equity. The amortization transfers the amount of the call premiums from preferred stock to common stock over the life of the refunding 6.40% issue, but has no effect on net income.

On June 30, 1993, the company retired certain preferred and preference stock as detailed below:

                               Number of
                                Shares          Total Redemption
Issue                           Retired         Price (Thousands)
8% Preferred, $50 par            63,000              $ 3,206
9% Preferred, $50 par           116,643              $ 6,113
9%-A Preferred, $50 par         128,000              $ 6,652
$2.28 Preference, $1 par        400,000              $10,712


In 1992 and 1991, the company retired the following preferred stock through the provisions of the sinking fund:

                    1992                          1991
                           Total                         Total
             Number     Redemption         Number      Redemption
             Shares        Price           Shares        Price
Issue        Retired    (Thousands)        Retired    (Thousands)
8.00%         7,000        $350             7,000        $350
9.00%         4,117        $206             4,117        $206
9.00%-A      16,000        $800             8,000        $400


The Dividend Reinvestment Plan acquired 60,299; 113,735 and 104,659 shares of common stock on the open market during 1993, 1992 and 1991, respectively. The company amended its Common Stock Dividend Reinvestment and Stock Purchase Plan in mid-1993. The updated plan gives the company the option of issuing new stock. The company received $2.8 million for 92,093 shares of new common stock issued in the third and fourth quarters of 1993 under the amended plan.

None of the authorized shares of preferred or common stock are reserved for officers and employees, or for options, warrants, conversions, and other rights.


5.  Long-Term Debt Sinking Fund Requirements

Annual sinking fund requirements are $0.6, $0.8, $2.0, $1.8 and $1.8 million for the years 1994 through 1998, respectively. Such sinking fund requirements for first mortgage bonds may be satisfied with property additions at the rate of 167% of such requirements. Total debt maturities for the years 1994 through 1998 are $0.2, $14.2, $0.2, $17.4 and $6.5 million, respectively.


6. Short-Term Borrowings

The company had available bank lines of credit aggregating $39.6 million at December 31, 1993. There are no compensating balances required, but some of the banks require commitment fees; such fees were not significant. The maximum amount of short-term borrowing at any month--end in 1993, 1992 and 1991 was $20.1, $12.2 and $30.3 million, respectively, all in commercial paper, with the average outstanding borrowing during the year of $9.4, $4.2 and $13.6 million, respectively. The average interest rate on borrowings was 3.29%, 3.56% and 6.13% for the years 1993, 1992 and 1991, respectively. At December 31, 1993, 1992, and 1991 the interest rate was 3.36%, 3.79% and 4.58%, respectively.


7.  Employee/Retiree Benefits

The company has a non-contributory defined benefit pension plan for all full-time employees. Plan benefits are based primarily on years of service and employee compensation. The company uses the "projected unit credit" actuarial method in computing pension costs for accounting purposes. Plan assets consist of high-grade bonds, commercial mortgages and other fixed income investments. Company policy is to fund the plan under the "entry age normal - frozen initial liability" actuarial method to the extent deductible under tax regulations. Contributions to the plan for the years ended December 31, 1993, 1992 and 1991 were $2.8, $0.1 and $5.1 million, respectively. Contributions in 1991 included $2.6 million applicable to the 1992 plan year.

The company is collecting an annual funding amount in customer rates and anticipates that it will continue to do so. The $4.8 million cumulative difference between the higher funded amount and the accounting pension cost amount is a deferred credit on the balance sheet.







Pension Cost Components:                         1993      1992      1991
                                                  (Thousands of Dollars)

Service cost                                  $ 1,888   $ 1,894   $ 1,885
Actual return on plan assets                   (2,214)   (4,330)   (5,468)
Interest cost on projected benefit
  obligation                                    3,504     3,294     3,135
Net amortization and deferral                  (1,270)    1,476     2,716
Net pension cost                              $ 1,908   $ 2,334   $ 2,268

Discount rate for obligation                       7%        8%        8%
Discount rate for expense                          8%        8%        8%
Assumed rate of compensation increase              5%        6%        6%
Expected long-term rate of return                  8%        8%        8%


Reconciliation of Funded Status
as of November 1:

Plan assets at fair value                     $48,827   $47,365   $46,498

Vested benefit obligation                     $34,242   $27,127   $25,721
Nonvested benefit obligation                    1,728       384     1,593
Accumulated benefit obligation                 35,970    27,511    27,314
Additional benefits based on
  estimated future salary levels               13,872    17,855    15,233
Projected benefit obligation                  $49,842   $45,366   $42,547

Plan assets greater or (less) than
the projected benefit obligation              $(1,015)  $ 1,999   $ 3,951
Unrecognized net obligation at
  October 31, 1986 being amortized
  over 16.1 years                               3,094     3,435     3,776
Unrecognized prior service cost                   399     2,126     2,286
Unrecognized net (gain)loss                     2,340    (3,554)   (3,729)
Prepaid pension cost                          $ 4,818   $ 4,006   $ 6,284


In addition to providing pension benefits, the company provides life insurance for retired employees and health care benefits for approximately 900 retirees and spouses. Substantially all of the company's full-time employees become eligible for these benefits if they reach retirement age while working for the company. The company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Accounting for Postretirement Benefits Other Than Pensions" on January 1, 1993. Under the provisions of SFAS 106, the estimated future cost of providing these postretirement benefits is accrued during the employees' service periods. The accumulated postretirement benefit obligation at January 1, 1993 (transition obligation) was $30.9 million and is being amortized over a 20 year period. The annual SFAS 106 cost for 1993 is $4.9 million, compared with the pay-as-you-go amount of $1.7 million in 1993, $1.6 million in 1992, and $1.5 million in 1991. The company is deferring the difference between the SFAS 106 costs and the pay-as-you-go amount until rate cases are filed to recover the additional costs. Funding of the benefit obligation will be concurrent with recovery in customer rates. Effective May 1993, the Iowa Utilities Board
(IUB) allowed the company to recover $0.3 million of additional annual SFAS 106 expense in gas rates. Effective November 1993, the IUB allowed recovery of $1.6 million of additional annual SFAS 106 expense in electric rates, subject to refund. On the basis of generic hearings or specific rate orders issued to other utilities by the Minnesota Public Utilities Commission
(MPUC), FERC and the Illinois Commerce Commission, the company believes that amounts deferred meet the criteria for deferral established by the Financial Accounting Standards Board. As of December 31, 1993, $2.6 million of SFAS 106 costs in excess of the pay-as-you-go amount have been deferred.
Assuming a one percent increase in the medical cost trend rate, the company's 1993 cost of postretirement benefits would have increased by $396,000 and the accumulated benefit obligation would increase by $3.5 million.

The following table sets forth the plan's accumulated postretirement benefit obligation (in thousands):

                                        December 31, 1993   January 1, 1993
Retirees                                    $19,414          $18,781
Active plan participants                     15,690           12,082
Total accumulated benefit obligation         35,104           30,863
Less fair value of plan assets                  814                -
Accumulated postretirement benefit
  obligation in excess of plan assets        34,290           30,863
Unrecognized net gain or (loss)              (2,454)               -
Unrecognized transition obligation          (29,320)         (30,863)
Accrued postretirement benefit cost         $ 2,516          $     -


The components of the estimated cost of postretirement benefits other than pensions for the twelve months ended December 31, 1993 are as follows (in thousands):

Service cost                                                 $   979
Interest cost on accrued postretirement
  benefit obligation                                           2,383
Amortization of transition obligation                          1,543
Net amortization and deferral                                      -
Net cost                                                     $ 4,905


The assumptions used for measurement purposes are as follows:

                                                1994             1993
Discount rate for obligations                   7.0%             8.0%
Discount rate for expense                       8.0%             8.0%
Initial medical cost trend rate                 9.0%            13.5%
Ultimate medical cost trend rate                6.0%             6.0%
Year that the medical cost trend
  rate is assumed to decrease to
  the ultimate rate                             1997             1998


SFAS No. 112, "Employers' Accounting for Postemployment Benefits", was issued in November 1992. SFAS 112 addresses the treatment by employers of salary continuation, health care benefits and life insurance to former employees. The company's estimated SFAS 112 liability is not material.




8.  Income Taxes

The company adopted SFAS No. 109, "Accounting for Income Taxes", on January 1, 1993. The new standard requires a deferred tax asset or liability to be recognized for each temporary book/tax difference, including timing differences flowed through and items not previously considered timing differences (primarily Deferred Investment Tax Credits and Equity AFUDC). Corresponding regulatory assets or liabilities, reflecting the anticipated future rate treatment, have also been recognized. For this reason, the new standard did not have a significant effect on the income statement, but did result in increased regulatory assets and deferred tax liabilities. The balance sheet as of December 31, 1993 includes additional regulatory assets and deferred tax liabilities of $27.0 million as a result of the adoption of SFAS 109. This amount includes approximately $2.5 million resulting from a one percent increase in the federal income tax rate. Investment tax credits have been deferred and are credited to operating income over the lives of the property which gave rise to the credits.

The principal components of the company's deferred tax (assets) liabilities recognized in the December 31, 1993 balance sheet were as follows:

Item:                                 Thousands of Dollars

Property                                    $76,956
Energy Conservation Costs                     2,782
Environmental Clean-up Costs                 (2,366)
Call Premiums on Reacquired Bonds             1,988
Unbilled Revenue                             (3,681)
Other                                        (1,235)
  Total                                     $74,444

Gross deferred assets                       $(7,994)
Gross deferred liabilities                   82,438
  Total                                     $74,444
























The total income tax expense produces the overall effective income tax rate shown in the table. The percentages are computed by dividing total income tax expense by the sum of such tax expense and net income.

Income Taxes                                     1993      1992      1991

Federal statutory tax rate                      35.0%     34.0%     34.0%
Increases (reductions) in taxes resulting from:
 State income taxes net of federal income tax
  benefit                                        4.7%      4.3%      5.5%
 Investment tax credit amortization             (3.6%)    (3.6%)    (2.2%)
 Additional depreciation deducted for book
  purposes                                       2.0%      2.2%      1.4%
 Other                                          (4.8%)    (3.4%)    (1.6%)
  Overall effective income tax rate             33.3%     33.5%     37.1%

The current and deferred tax expense is
comprised of (Thousands):
 Federal and state currently payable          $ 6,139  $  8,097   $16,267
 Deferred income tax - federal and state:
  Additional tax depreciation - net             3,256     3,012     2,474
  Coal contract buyout                           (526)     (149)      (68)
  Energy efficiency costs                       1,466       773       543
  Environmental clean-up                       (1,166)     (353)     (847)
  Other                                           826    (1,015)     (228)
 Investment tax credit amortization            (1,028)   (1,028)   (1,028)
 Federal and state currently payable - other
  income and deductions                           497       361       269
    Total                                     $ 9,464   $ 9,698   $17,382


9.  Rate Matters

IOWA
The company filed an application with the IUB in September 1991 which requested an electric rate increase of $22.4 million. Interim rates of $16.2 million were placed in effect in May 1992, subject to refund. In July 1992, the IUB granted an annual revenue increase of $9.0 million (with an additional $1.4 million over the 12 months beginning November 1992 to recover costs related to a coal contract buyout). Revenue collected in excess of the IUB ordered level in the amount of $3,835,000 plus $236,000 of interest was reserved in 1992 and refunded in February 1993.

On May 26, 1993, the IUB approved electric tariffs which more closely track costs incurred by the company. Individual customers experienced an increase or decrease in their electric bill, but the adoption of the new tariffs did not change the company's overall revenue. The new tariffs, which were implemented in August 1993, include a provision for a higher rate during the summer cooling season, and a lower rate during the remainder of the year.

The company filed an Iowa electric rate increase application in May 1993. The IUB ruled on June 4, 1993 that the company's rate design docket approved by the IUB on May 26, 1993 constituted a change in rates. Thus, pursuant to a section of the Iowa Code which limits a utility to one rate application at a time, the rate filing was rejected. The company refiled in August 1993. The revised application requested an annual increase of $11.5 million, including a return on common equity of 12.35%. Interim rates in an annual amount of $11.0 million, which include a provision to recover SFAS 106 costs, were placed in effect on October 28, 1993, subject to refund. A decision on the rate increase is anticipated by the end of the second quarter of 1994.

In November 1992, the company filed an application with the IUB for an increase in gas rates in an annual amount of $4.1 million. Increased interim rates were placed in effect in February 1993. Additional interim rates in an annual amount of $263,000 were placed in effect in May 1993 after the IUB approved the company's trust agreement arrangements for postretirement benefits expense to be recognized under SFAS 106. On August 31, 1993, the IUB issued a final order allowing an annual increase of $3.3 million. Due to customers subsequently shifting to alternate tariffs, the company estimates that it will realize an annual increase of $2.8 million.

MINNESOTA
The company filed an application with MPUC in August 1991 which requested an electric rate increase of $8.0 million. The MPUC allowed an interim increase of $4.2 million effective October 1991. In June 1992, the MPUC issued an order granting an annual revenue increase of $4.9 million, and a return on common equity of 10.9%. The MPUC Order held that the company has 100 MW of excess capacity and disallowed recovery of $1.9 million per year applicable to the excess capacity. In instances where final rates are higher than interim rates, Minnesota law allows the utility to recover the difference. Settlement rates, including a temporary increase to recover the difference between the interim and final rates over a six month period ending May 1993, were placed into effect in December 1992. In May 1993, the Minnesota Court of Appeals affirmed the MPUC order.

FERC
In June 1992, sixteen municipal wholesale customers filed a Complaint and Request for Investigation and Hearing with FERC. The complaint alleges that the company had been imprudent by entering into certain long-term coal contracts, an associated transloading agreement, and a rail transportation agreement and seeks recovery of approximately $4 million. The issues will be presented before an administrative law judge, with hearings currently scheduled to commence in August 1994. The decision by the administrative law judge is expected to be presented before the full Commission in 1995. Under this process an appeal of the FERC decision most likely would not occur until 1996 or later. The company believes that the complaint is without merit.

FERC Order 636, issued April 1992, provides for nondiscriminatory access to interstate pipeline capacity. Order 636 includes a mechanism under which gas pipelines can recover from local distribution companies prudently incurred transition costs associated with the implementation of the Order. The company's pipeline suppliers filed with FERC in late 1993 to recover such transition costs. The company estimates its portion of transition costs will aggregate approximately $5.8 million and will be payable in declining annual installments from 1994 to 2005. The company anticipates that under customary regulatory practices, such transition costs will be recovered from customers.


10. Jointly-Owned Utility Plant

The company has a 21.528% (134,300 KW) interest in a 624,000 KW coal-fired unit (Neal #4), completed in 1979; the company provided financing for its share. Amounts at December 31, 1993 and 1992 included in utility plant were $81.7 million and $81.4 million, respectively, and the accumulated provision for depreciation was $36.1 million and $33.5 million, respectively. In addition, the company has a long-term participation power purchase for 25,000 KW of Neal #4 generating capacity which expires 2003. Minimum future capacity payments under the participation power purchase agreement are approximately $20.1 million. The 21.528% ownership share and the long-term participation purchase provide the company with an aggregate of 159,300 KW of Neal #4 generating capacity.

The company also has a 4% (26,000 KW) interest in a 650,000 KW coal-fired unit (Louisa #1), completed in 1983. Amounts at December 31, 1993 and 1992 included in utility plant were $24.8 million and $24.8 million, respectively, and the accumulated provision for depreciation was $8.1 million and $7.3 million, respectively.

The company's share of direct expenses of Neal #4 and Louisa #1 are included in the appropriate operating expenses in the Statements of Income and Retained Earnings.


11. Purchased Power Contracts

The company has three long-term power purchase contracts with other electric utilities. The contracts provide for the purchase of 230 to 255 megawatts of capacity over the period from May 1992 through April 2001. The company is obligated to pay the capacity charges regardless of the actual electric demand by the company's customers. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units.

The three power purchase contracts required capacity payments of approximately $24.1 million in 1993 and $16.3 million in 1992. Over the remaining period of the contracts, total capacity payments will be approximately $180 million.

The IUB Order in the company's 1991 rate case held that the capacity purchases were prudent and allowed recovery of the costs in rates. The company is currently unable to recover a portion of the purchased power payments in its Minnesota electric jurisdiction as detailed in Note 9.

The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.


12. Deferred Energy Efficiency Costs

Iowa and Minnesota regulators have issued rules which mandate utilities to conduct energy efficiency and demand side management programs. Each utility anticipates recovery of program costs as well as related carrying costs subject to a periodic prudency review by the applicable state public utility commission. Demand side management expenditures applicable to the company's Minnesota jurisdiction are currently being recovered through rates.

In July 1993, the company filed an application with the IUB to recover energy efficiency costs incurred through December 31, 1992 and related costs in an aggregate amount of $6.0 million. A March 1994 IUB Order allows recovery of these costs over a four-year period.

Management believes that amounts deferred meet the criteria established by the respective commissions for recovery of demand side management costs. As of December 31, 1993 and 1992 amounts deferred were $9.7 million and $4.7 million, respectively.


13. Segments of Business

Information about the company's operations in different segments of business for 1993, 1992 and 1991 are shown in the table below.

                                           Electric         Gas      Total
                                                 (Thousands of Dollars)
1993

Revenue                                    $255,759   $ 53,709    $309,468

Operating income (Before income taxes)     $ 44,573   $   (782)   $ 43,791

Depreciation and amortization expense      $ 24,732   $  2,223    $ 26,955

Capital expenditures                       $ 29,030   $  5,087    $ 34,117

Utility plant - net                        $449,430   $ 38,534    $487,964


1992

Revenue                                    $239,193   $ 46,105    $285,298

Operating income (Before income taxes)     $ 46,854   $ (2,333)   $ 44,521

Depreciation and amortization expense      $ 23,844   $  2,043    $ 25,887

Capital expenditures                       $ 26,276   $  6,199    $ 32,475

Utility plant - net                        $446,380   $ 35,676    $482,056


1991

Revenue                                    $237,231   $ 54,574    $291,805

Operating income (Before income taxes)     $ 57,719   $  3,192    $ 60,911

Depreciation and amortization expense      $ 23,352   $  1,951    $ 25,303

Capital expenditures                       $ 31,122   $  4,460    $ 35,582

Utility plant - net                        $446,143   $ 31,600    $477,743


14. Quarterly Information (Unaudited)

The quarterly information has not been audited but, in the opinion of the company, reflects all adjustments necessary for the fair statement of the results of operations for each period.

The quarterly data shown below reflects seasonal and timing variations which are common in the utility industry. Due to the implementation of seasonal rates in the Iowa electric jurisdiction which provide for a higher tariff during the summer months and a lower tariff during the remaining months, revenue for the third and fourth quarters of 1993 is not comparable to the corresponding quarters of prior years. Because of changes in the number of shares outstanding, the sum of quarterly earnings per common share may not equal total earnings per share.


                                             (Thousands of Dollars)
                                           (Except Earnings Per Share)
1993                                March 31   June 30  Sept. 30   Dec. 31

Operating revenues                   $84,989   $70,107   $77,248   $77,124
Operating income                      12,417     6,331     7,089     8,987
Net income                             8,389     1,980     3,519     5,099
Earnings per share of common stock       .82       .11       .31       .47


1992                                March 31   June 30  Sept. 30   Dec. 31

Operating revenues                   $76,943   $68,590   $62,723   $77,042
Operating income                      13,279     7,990     5,830     8,085
Net income                             9,109     4,155     1,868     4,085
Earnings per share of common stock       .89       .36       .12       .36


The electric margin for the fourth quarter of 1993 (revenue minus fuel and purchased power costs) declined $1.8 million from the same period in 1992. The fourth quarter 1993 electric margin decreased primarily due to the new Iowa electric seasonal rates.

The gas margin for the fourth quarter of 1993 (revenue minus cost of gas sold) was $3.5 million, compared to $2.6 million in 1992. The Iowa gas rate increase and colder temperatures in the fourth quarter of 1993 contributed to the improved margin.

Other operating expense for the fourth quarter of 1992 includes the accrual of $1.4 million of estimated coal tar clean-up costs. The 1993 provisions for clean-up costs were recorded in the first and third quarters.

Property tax expense for the fourth quarter of 1993 decreased $0.5 million primarily due to lower assessed values in the State of Iowa.

In the fourth quarter of 1993, the MPUC approved new depreciation rates retroactive to January 1, 1993. Adoption of the new depreciation rates resulted in approximately $0.2 million of additional fourth quarter 1993 expense.


15. Commitments and Contingencies

The company has a coal supply contract, a rail transportation contract, and a coal transloading agreement applicable to its Lansing Unit 4 power plant. Such contracts, the last of which expires in 1998, require estimated minimum future payments of $86.0 million.

The company has a natural gas supply contract, two natural gas transportation contracts, and a natural gas storage contract, which collectively obligate the company for a minimum annual commitment of approximately $10.7 million. Such agreements individually expire from 1997 through 2001.

Reference is also made to Notes 2, 9, 10 and 11 for a discussion of Environmental Matters, Rate Matters and Purchased Power Contracts.


















































Independent Auditors' Report

DELOITTE & TOUCHE
101 West Second Street
Davenport, Iowa  52801

To the Stockholders and Board of Directors of Interstate Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Interstate Power Company as of December 31, 1993 and 1992 and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at December 31, 1993 and 1992 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in notes 7 and 8 to the financial statements, in 1993 the company changed its method of accounting for postretirement benefits other than pensions and for income taxes, respectively.



/s/ Deloitte & Touche

Deloitte & Touche

February 3, 1994















Report of Management on Financial Statement Responsibility

Company management has prepared and is responsible for the integrity and objectivity of the financial statements and related financial information included in this Annual Report to Stockholders. These statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on informed judgements and estimates with appropriate consideration to materiality of events pending at year-end.

In meeting its responsibility, management has implemented an internal accounting system designed to safeguard the assets of the company and assure that transactions are executed in accordance with its directives. An organizational structure has been developed that provides for appropriate functional responsibilities. A qualified internal audit staff is responsible for monitoring the system of policies, procedures and methods of operation. The company believes its system of internal controls appropriately balances the cost/benefit relationship, and that errors or irregularities will be detected and corrected on a timely basis. The Audit Committee of the Board of Directors, comprised of three directors who are not employees, periodically meets with management and with the independent certified public accountants to discuss and evaluate auditing, internal control and financial reporting matters.

Management believes that these policies and procedures provide reasonable assurance that the operations of the company are in accordance with the standards and responsibilities entrusted to management.


/s/ Wayne H. Stoppelmoor
Wayne H. Stoppelmoor
Chairman of the Board,
President and Chief
Executive Officer

























Selected Financial Data

                              1993     1992       1991     1990      1989
                                         (Thousands of Dollars)

Operating revenues        $309,468 $285,298   $291,805 $273,597  $275,550
Operation                  204,871  181,391    172,709  160,206   159,564
Maintenance                 16,771   16,966     17,567   15,529    16,753
Depreciation and
 amortization               26,955   25,887     25,303   24,420    24,435
Income taxes                 8,967    9,337     17,113   18,132    17,792
Property and other taxes    17,080   16,533     15,315   14,785    12,677
                           274,644  250,114    248,007  233,072   231,221
Operating income            34,824   35,184     43,798   40,525    44,329
Other income (deductions) -
 net                           780      724      1,269    1,429     1,526
Income before interest
 charges                    35,604   35,908     45,067   41,954    45,855
Interest charges            16,617   16,691     15,557   14,928    17,228
Net income                  18,987   19,217     29,510   27,026    28,627
Preferred and preference
 dividends                   2,861    2,975      3,075    3,158     3,240
Earnings available for
 common stock             $ 16,126 $ 16,242   $ 26,435 $ 23,868  $ 25,387

Average number of common
 shares outstanding      9,316,3879,297,748  9,297,7489,297,748 9,297,748

Earnings per common
 share                    $   1.73 $   1.74   $   2.84 $   2.56  $   2.73

Common dividends
 declared per share       $   2.08 $   2.08   $   2.04 $   2.00  $   2.00

Total assets              $604,361 $558,100   $550,631 $539,103  $513,607

Long-term debt and
 mandatory sinking
 fund preferred stock     $227,007 $207,958   $220,818 $197,969  $208,326



















Common Stock Market Data


The company's common stock (IPW) is listed on the New York, Midwest and Pacific Stock Exchanges. The company's preferred stock and first mortgage bonds are traded in the over-the-counter market. The company was reorganized as of March 31, 1948, and dividends on common stock have been paid each quarter since September 20, 1948, with the annual payments rising from $0.60 per share to the February 4, 1992 level of $2.08 per share. As of December 31, 1993, there were 17,091 holders of common stock and 217 holders of preferred stock. Historical quarterly data for the company's common stock is shown below:

                                                               Avg. Shares
                                                               Outstanding
                                           Price Range          12 Months
Quarter Ended         Dividends Paid      High      Low            Ended

March 31, 1991        $0.51/Share         28 3/4 - 24 7/8        9,297,748
June 30, 1991         $0.51/Share         30 3/8 - 28 3/8        9,297,748
Sept. 30, 1991        $0.51/Share         32 1/8 - 28 1/2        9,297,748
Dec. 31, 1991         $0.51/Share         34 1/4 - 31 3/8        9,297,748
March 31, 1992        $0.52/Share         34 3/4 - 31 5/8        9,297,748
June 30, 1992         $0.52/Share         34 3/8 - 30 5/8        9,297,748
Sept. 30, 1992        $0.52/Share         32 3/8 - 31            9,297,748
Dec. 31, 1992         $0.52/Share         31 7/8 - 28 3/8        9,297,748
March 31, 1993        $0.52/Share         34 1/8 - 30 3/8        9,297,748
June 30, 1993         $0.52/Share         32 3/4 - 29            9,297,748
Sept. 30, 1993        $0.52/Share         31 3/4 - 29            9,301,030
Dec. 31, 1993         $0.52/Share         30 3/4 - 29 1/8        9,316,387