Form 10-K, Exhibit 13
period 1994-12-31
INTERSTATE POWER CO
filed 1995-03-23
CIK 51720

EX-13
                         INTERSTATE POWER COMPANY
                       Annual Report to Stockholders
                                   1994


MANAGEMENT'S DISCUSSION AND ANALYSIS

The company's results of operations and financial condition are affected by numerous factors, including weather, general economic conditions, and rate changes. The following comments are designed to explain the financial statements on pages 12-28 and the financial and statistical data on pages 31 and 32.


LIQUIDITY AND CAPITAL RESOURCES

The company's primary capital requirements include construction activities, payment of dividends, and the funding of debt retirements. It is management's opinion that the company has adequate access to capital markets and will be able to satisfy anticipated capital requirements.

The dividend of $2.08 per common share annually and $0.52 per quarter has been maintained, however, the Board of Directors will be monitoring future dividend levels and a reduction cannot be ruled out.

Uncertainty as to the continuation of the current dividend level, rising interest rates and greater perceived risk associated with increased competition in the electric industry contributed to a decline in the company's stock price from $30.125 at year-end 1993 to $23.75 at year-end 1994. To reduce the need for outside financing in 1995 and raise earnings to an acceptable level, the company cut back its construction program, is reviewing cost control procedures, and plans to file for rate increases in the Iowa, Minnesota, and FERC jurisdictions.

Effective December 1994, the company elected to purchase shares of common stock for the Dividend Reinvestment and Stock Purchase Plan on the open market rather than issuing new stock. The company received $4.2 million for 174,446 shares of new common stock issued in the first eleven months of 1994 and $2.8 million for 92,093 shares issued in the third and fourth quarters of 1993.

Construction expenditures were $41, $34, and $32 million in 1994, 1993, and 1992, respectively. A major construction project in 1994 included $4.5 million for low nitrogen oxide (NOX) burners (pollution control equipment required to comply with Phase 1 of the Clean Air Act), at the company's Kapp power plant. The 1995 and 1996 construction programs are estimated to be $30 and $41 million, respectively. There will be several pollution control projects, including $3.6 million for additional low NOX burners, $3.5 million for fly ash disposal facility improvements, and $1.6 million for sulfur trioxide conditioning. The company anticipates that approximately 75% of the construction funds for years 1995 and 1996 will be generated internally. For the five year period from 1995 through 1999, construction expenditures are estimated to be $250 million.

In mid-1994, the company refinanced $13.25 million of Pollution Control Revenue Bonds at interest rates ranging from 5.75% to 6.35%. The refinancing will reduce annual cash outlays for interest by approximately $120,000. A second quarter 1993 refinancing of first mortgage bonds and preferred stock resulted in lower annual interest charges of approximately $285,000 and reduced annual cash outlays for preferred and preference dividends by approximately $520,000.

At December 31, 1994, based upon the most restrictive earnings test contained in the company's Indenture pursuant to which first mortgage bonds are issued, the company could issue in excess of $100 million of additional first mortgage bonds. The company's ratio of earnings before income taxes to interest charges (fixed charge coverage) was 2.7 times for 1994, 1993, and 1992. At December 31, 1994, the ratio of common equity to total capitalization was 46.2%. The company's long-term goal is to increase common equity to approximately 50% of total capitalization. The increase in common equity is expected to be accomplished over time. A common stock public offering of approximately $25 million, originally planned for 1995, has been delayed to 1996. Also, the company intends to resume the issuance of new stock in 1996 to satisfy Dividend Reinvestment and Stock Purchase Plan requirements.

Ratings for the company's first mortgage bonds did not change in 1994. The company's bonds are rated A+ by Standard and Poor's rating agency and A1 by Moody's Investors Service. The rating agencies have indicated that future ratings will be more stringent due to changes in the business environment, slow growth in demand, growing cost pressures, and the regulatory climate in which the company operates.

The company has authorization from the Federal Energy Regulatory Commission
(FERC) to issue up to $70 million in short-term debt. At year-end 1994, a $43.3 million line of credit was available. Lines of credit are generally used in support of commercial paper, which is the primary source of short-term financing. At year-end 1994, the company had $35.6 million of short-term commercial paper payable. The company anticipates that, due to construction outlays and the retirement of $14 million of 4 5/8% First Mortgage Bonds which mature on May 1, short-term debt will increase to approximately $52 million by year-end 1995. The company projects that the short-term debt will decline to $37 million at year-end 1996.

Electric and gas rates include a fuel adjustment clause and a purchased gas adjustment clause whereby increases or decreases in fuel and purchased gas costs are included in current revenue without having changes in base rates approved in formal hearings. Under present regulations, electric capacity costs are not recovered from customers through fuel adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding. However, any Iowa jurisdictional revenue from electric capacity sales to other utilities is returned to customers through the fuel adjustment clause.

The company is subject to regulation which recognizes only original cost rate base. This may result in economic losses when the effects of inflation are not recovered from customers on a timely basis.


ACCOUNTING STANDARD ON POSTRETIREMENT BENEFITS - SFAS No. 106

The company adopted SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions" in 1993. SFAS 106 requires that the cost of providing such future postretirement benefits be accrued over the employees' service periods. The postretirement benefit obligation at January 1, 1993 (transition obligation) was $30.9 million and is being amortized over a 20 year period. The annual SFAS 106 cost for 1994 and 1993 was $4.9 million, compared with the pay-as-you-go amount of $1.9 and $1.7 million, respectively. Recovery of SFAS 106 costs must be addressed in rate proceedings. The Iowa Utilities Board (IUB) allowed recovery of $0.3 million per year of additional SFAS 106 expense in gas rates effective May 1993, and the recovery of $1.6 million in electric rates effective November 1993. The company has deferred the difference between the SFAS 106 costs and the pay-as-you-go amount applicable to the FERC electric and Minnesota electric and gas jurisdictions until rate cases are filed to recover the additional costs. Based on precedent established by the FERC and Minnesota Public Utilities Commission (MPUC), the company believes that amounts deferred as of December 31, 1994, meet the criteria established by the Financial Accounting Standards Board. SFAS 106 costs in excess of the pay-as-you-go amount included on the balance sheet as regulatory assets were $2.6 million at year-end 1994 and 1993. In Illinois, SFAS 106 costs are expensed currently since deferral accounting is not allowed.


POWER PURCHASE CONTRACTS

In 1992, the company entered into three long-term power purchase contracts with other utilities. The contracts provide for the purchase of 230 to 255 MW of capacity over the period from May 1992 through April 2001. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units. The three power purchase contracts required capacity payments of $24.6, $24.1, and $16.3 million in 1994, 1993, and 1992, respectively. Over the remaining life of the contracts, total capacity payments will be approximately $155 million. The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.

A portion of the purchased power capacity payments is not presently being recovered through rates:

A 1992 rate order by the MPUC held that the company had 100 MW of excess capacity. The Minnesota jurisdictional portion of the 100 MW of disallowed capacity is approximately $1.9 million annually.

An additional 25 MW of purchased power contracts became effective after 1992. Annual electric rates do not provide for the recovery of $0.8 and $0.2 million, respectively, applicable to the Iowa and Minnesota jurisdictions.

The company has not yet filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and FERC jurisdictions. The annual Illinois and FERC jurisdictional portions are approximately $1.7 and $0.9 million, respectively.

The amounts which are not being recovered through rates are expensed as incurred. The impact of not recovering the purchased power payments is mitigated to the extent that load growth has occurred since the last rate case.


GENERATING CAPABILITY & PROJECTED DEMAND

The maximum demand on the company's electric system was 932 MW, which occurred in June 1994. This compares to the prior peak of 927 MW which occurred in August 1993. The company's net effective capability at the time of the 1994 system peak was 1,309 MW. Forecast peak demand for the year 2001 is 1,037 MW (not including a 15% reserve of 156 MW required by the Mid-Continent Area Power Pool).

The combination of company-owned capacity and the power purchase contracts will provide the company with adequate electric capacity through April 2001. Planning is currently underway as to the best way to meet the capacity needs thereafter. The capacity planning process will include consideration of additional owned capacity, purchased power, load/demand side management, and unit life extension. Although capacity planning is a continuously changing process, the company does not expect substantial cash outlays for new electric generation over the next four years.


CLEAN AIR ACT

The company meets the existing federal and state environmental regulations. The Federal Clean Air Act requires reductions in sulfur dioxide and nitrogen oxide emissions from power plants. The most restrictive provisions relate to sulfur dioxide emissions. Phase 1 of the Clean Air Act became effective January 1, 1995, while Phase 2 is effective January 1, 2000. During Phase I, one company unit (with a net effective capacity of 217 MW) is affected. To comply with Phase 1, the company has switched the affected unit to low sulfur coal and installed low nitrogen oxide burners. Although the financial impact of Phase 2 has not been fully determined, Phase 2 regulations will affect approximately 87% of the company's current generating capacity and will require capital, operating and maintenance costs beyond those required for Phase 1. The company anticipates the costs of compliance with the Clean Air Act will be recovered through the ratemaking process.


POTENTIALLY RESPONSIBLE PARTY DESIGNATION

Under the Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), a past waste generator can be designated by the United States Environmental Protection Agency (U.S. EPA) as a Potentially Responsible Party (PRP). Certain types of used transformer oil (primarily those containing polychlorinated biphenyls, or "PCBs") have been designated as hazardous substances by the U.S. EPA. The company has been cited as a PRP by the U.S. EPA for the clean-up of the facilities formerly operated by Martha C. Rose Chemicals, Inc. in Holden, Missouri. Clean-up of the site began in 1994, with final completion scheduled for early 1995. The Martha Rose Chemical Steering Committee has estimated that total clean-up cost may be up to $22.8 million. The company's proportionate share of clean-up costs has been $0.3 million to-date. The Steering Committee has indicated that it has more than adequate funds to complete the clean-up.

In 1988, the U.S. EPA designated the company a PRP for the clean-up of former salvage facilities operated by the Missouri Electric Works, Inc.
(MEW) in Cape Girardeau, Missouri. A portion of the PCB-contaminated equipment found at the site was formerly owned by the company. The company has notified the U.S. EPA that it disclaims responsibility for the site, as the equipment was in proper operating condition when sold by the company to a third party, which subsequently made arrangements to transport this equipment to MEW. The U.S. EPA has not responded to the company's disclaimer. The company has not recorded any liability for the MEW site, and management believes that it will be able to successfully defend itself against any claims applicable to the site.

COAL TAR DEPOSITS

Early this century, various utilities including the company operated plants which produced manufactured gas for cooking and lighting. The company's facilities ceased operations approximately 40 years ago when natural gas pipelines were extended into the upper Midwest. Some of the former gasification sites contain coal tar waste products which may present an environmental hazard.

In 1957, the company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. A Remedial Investigation and a Feasibility Study have been approved by the U.S. EPA, and the company anticipates that remediation will begin in 1995 following U.S. EPA designation of the clean-up process. The Federal District Court ruled in 1993 that KCPL is liable to the company regarding the response costs at the Mason City site. (KCPL is an A rated company with total assets in excess of $2 billion.) Additional court proceedings will be held in 1995 to determine the extent of that liability. The company anticipates that it may incur additional costs to clean-up the site, but that such costs should be recoverable from KCPL or from gas customers. In 1994, the company recorded an additional $2.3 million liability for the estimated clean-up costs, and based on the current regulatory treatment, an equal regulatory asset. The company did not expense any investigation and remediation costs related to the Mason City site in 1994 or 1993; it has expensed $2.5 million of investigation and remediation costs applicable to the site since the discovery of the coal tar waste.

The company formerly operated a manufactured gas plant in Rochester, Minnesota. This facility was sold to another utility, which later demolished the plant. The site is currently owned by a utility and the City of Rochester. Agreements have been reached between the Minnesota Pollution Control Agency and all three parties noted above regarding the clean-up process. The remediation process began in 1994 and is expected to be completed in early 1995. Pursuant to the settlements described above, with total cost not to exceed $9.662 million, the company has agreed to pay approximately two-thirds of the cost of investigation and clean-up. The company accrued (expensed) $0.8, $3.5, $1.2, and $0.2 million in 1994, 1993, 1992, and 1991, respectively.

In addition, the company has identified, or has been identified, as an owner or operator of seven other manufactured gas plant sites in the Midwest: sites in Savanna and Galena, Illinois; a site in Clinton, Iowa; and sites in Albert Lea, Austin, New Ulm and Owatonna, Minnesota. The Savanna, Illinois, and Clinton, Iowa, sites are currently owned by the company; the remaining sites are owned by third parties. Potentially hazardous wastes allegedly associated with former coal gasification operations have been identified at all sites. Investigation of site conditions are in various stages at all of the sites.

The company's accrued environmental liabilities of $3.5 million at December 31, 1994, will cover known expenses for investigative and remediation work. Additional liabilities, if any, cannot be determined until further investigative work is performed.

In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and cleaning up, as necessary, the former coal gasification plants. Neither the company nor its legal counsel is able to predict the amount of any insurance recovery, and accordingly, no potential recovery has been recorded.

Previous actions by Iowa, Illinois, and Minnesota regulators have permitted utilities to recover prudently incurred investigation, remediation and legal costs (response costs). The company anticipates that costs applicable to the Iowa and Illinois jurisdictions will be recovered from customers. The company's Iowa gas rates currently include a provision for $0.7 million of associated response costs per year. The company's Illinois electric and gas tariffs provide for a rider to recover prudently incurred investigation and remediation costs.

While the company is currently seeking an accounting order which would allow the deferral of a portion or all of the remediation costs applicable to its Minnesota jurisdiction, it may be difficult for the company to recover all costs applicable to the Minnesota sites. The MPUC has indicated that this type of cost should not be shared by electric customers, and the company has relatively few Minnesota gas customers. To-date, all estimated Minnesota jurisdictional costs have been charged to expense.

A summary of the income statement impact to-date of the coal tar sites is as follows:

                               Total      Rate
                    Year      Expense   Recovery
                            (Millions of Dollars)
                    1994       $ 1.8      $0.7
                    1993         3.8       0.6
                    1992         1.8       0.0
                    1984-1991    3.5       0.0
                    Total      $10.9      $1.3


CHANGING STRUCTURE OF THE ELECTRIC INDUSTRY

Current initiatives at the federal and some state levels propose to increase competition in the electric industry. Under this scenario, customers could purchase energy from alternate power suppliers and then pay the local utility a wheeling fee for delivering the energy.

Under certain conditions, the Energy Policy Act of 1992 allows the FERC to grant third party power producers nondiscriminatory access to electric utility transmission systems, and allows wholesale customers (primarily municipal utilities) to purchase energy from alternate power producers.

Management believes that its electric wholesale and industrial retail rates compare favorably with those of neighboring utilities and potential independent power producers. The company's favorable rates mitigate the incentive that these customers might otherwise have to relocate, self-generate or purchase electricity from other suppliers. The company anticipates that its generating cost will decline slightly over the next several years as long-term coal purchase and transloading contracts expire and are renegotiated.

The company's 24 firm municipal wholesale customers take service under one year contracts. Firm electric sales to municipal utilities account for approximately 3.7% of the company's electric sales and 2.8% of its electric revenue. The company's industrial customers are served on a tariff rate, and are not required to commit to a multiple year contract for service.


DEFERRED ENERGY EFFICIENCY COSTS

Regulations in Iowa and Minnesota require that utilities conduct energy efficiency programs. The company's long-term forecast anticipates that these programs may offset the need for approximately 115 MW of generating capacity by the year 2000. Program costs and related carrying costs are deferred pending a regulatory prudency review.

The company's Minnesota rates recover jurisdictional energy efficiency expenditures and lost revenues. Other operating expenses for 1994, 1993, and 1992 include $0.5, $0.5, and $0.6 million, respectively, for the amortization of Minnesota energy efficiency costs. A May 1994 IUB Order allows recovery of $6.7 million of deferred Iowa energy efficiency costs incurred through December 31, 1992, over a four year period; such recovery began October 1994. Other operating expenses for 1994 include $0.3 million for the amortization of Iowa energy efficiency costs. As of December 31, 1994, and 1993, the total energy efficiency costs deferred were $17.0 and $9.7 million, respectively. Of the $17.0 million total deferred, approximately $11.8 million relates to Iowa energy efficiency costs incurred in calendar 1993 and 1994. The company anticipates filing in late 1995 for recovery of those costs. Management believes that amounts deferred meet the criteria established by the respective commissions for recovery as energy efficiency costs.


LARGE ELECTRIC CUSTOMERS

The company's six largest electric customers consumed a total of 1,669,835 MWH of electricity in 1994, which accounts for over 31 percent of total MWH sales. These customers are involved in the production of agricultural, chemical, and cement products and their usage is generally not affected by short-term weather variations. The company does not know of any plan by these customers to significantly reduce consumption. Electric consumption by these customers in 1994 was 3.0 percent over 1993, while 1993 consumption was 6.5 percent over 1992. The aggregate 1994 rate for these customers was approximately 3.4 cents per KWH.


ORDER 636

FERC Order 636, effective in late 1993, shifted primary responsibility for gas supply acquisition from pipelines to local distribution companies such as the company. The company believes it has taken steps to ensure the acquisition of an adequate supply of natural gas and the associated transportation capacity at reasonable prices.

Order 636 effectively eliminated the gas pipelines' bundled supply function, which was historically regulated by the FERC. State regulators now require the company to provide more detailed analyses to justify capacity and gas supply arrangements.

Order 636 provides a mechanism under which pipelines can recover prudently incurred transition costs associated with the restructuring process. The company's pipeline suppliers have filed with the FERC to recover transition costs from the local distribution companies. The company incurred $2.1 million of transition costs in 1994 and is currently recovering these costs from customers through the purchased gas adjustment clause. While the ultimate level of transition costs could vary as Order 636 filings are revised and proceedings completed, the company estimates that the remainder will aggregate approximately $5.2 million payable in declining installments from 1995 to 2004. The company anticipates that under customary ratemaking practices, future transition costs will be recovered from customers, and has recorded on its balance sheet a liability and a corresponding regulatory asset in the amount of $5.2 million.


INDUSTRIAL AND COMMERCIAL GAS CUSTOMERS

Current regulatory rules allow industrial and commercial customers to purchase their gas supply directly from producers and use the company's facilities to transport the gas. Transportation customers pay the company a fee equivalent to the margin on a retail sale. Acting as a gas transporter, rather than as a merchant, reduces the risk applicable to taking ownership of the gas. Eighteen large customers currently purchase a majority of their gas requirements from producers or gas marketers. Consumption for the three largest gas customers was up 2.6% over 1993, and currently accounts for approximately 67% of total system MCF throughput. Their usage is primarily dependent on the overall strength of the economy and other market factors, and is generally not affected by short-term weather variations. The company does not know of any plan by these customers to reduce consumption. The company's largest gas customer, which represents 30% of the company's total gas throughput, is committed by contract for the next seven years.


GAS SYSTEM PROFITABILITY

Over the last 5 years, gas operating income before income taxes has averaged 1.5% of net gas utility plant. Mild weather, environmental remediation costs, rate treatment which did not compensate the company for customers switching to a more favorable tariff, and the offering of incentive or flexible rates contributed to the low return.

The company is seeking recovery of environmental remediation costs from other potentially liable parties as well as through rates and insurance. In addition, more typical heating season weather should improve the gas system profitability. The company's long-term forecast calls for a reduction in gas construction outlays beginning in 1996.


RATE MATTERS

In August 1993, the company implemented a revised electric tariff structure. The new tariffs give greater weight to the demand component of electric usage, and include a provision for a higher rate during the summer cooling season (June - September), but did not change the company's overall annual electric revenue.

The company filed an Iowa electric rate increase application in August 1993. The application requested an annual increase of $11.5 million, including a return on common equity of 12.35%. Interim rates at an annual amount of $11.0 million were placed in effect on October 28, 1993, subject to refund. An IUB order issued in June 1994 allowed an annual increase of $7.4 million based on a return on common equity of 11.0%. A second quarter 1994 entry to record the refund liability included $0.9 million of revenue reduction applicable to the first quarter of 1994 and $0.5 million applicable to the fourth quarter of 1993. Refunds to customers, including $0.2 million of interest, were made in October 1994.

In July 1994, the company filed an application with the FERC for an increase in annual firm electric wholesale rates of $1.4 million. In August 1994, in accord with the settlement of a wholesale customer complaint, the company withdrew the rate request. The settlement also required the company to pay the wholesale customers a cash settlement of $0.3 million, and prohibits another firm wholesale rate case with an effective date prior to February 28, 1996. The wholesale customer complaint, which was initially filed in 1992, alleged that the company had been imprudent by entering into certain long-term coal contracts, an associated transloading agreement, and a rail transportation agreement.


  Electric Sales                                        KWH Sales
                                   1994
                                 Average                  1994      1993
                                 Revenue        1994    vs. 1993  vs. 1992
                                 per KWH     % of Total % Change  % Change

  Six Largest Industrial        3.4 cents     31.1%       3.0%       6.5%
  All Other Industrial          4.3 cents     26.4        8.9        5.0
  Residential (Non-Heat)        7.6 cents     16.1        2.1        8.1
  General Service (Commercial)  6.2 cents     10.6       (5.8)       1.3
  Sales for Resale              2.8 cents      8.9       53.6       15.5
  Farm                          7.5 cents      2.9       (0.9)      (0.6)
  Residential (Electric Heat)   6.2 cents      2.0       (4.3)       6.6
  All Other Categories          7.5 cents      2.0      (11.1)      (1.1)
  Total Company                 4.8 cents    100.0%       5.8%       5.8%


The company anticipates filing for rate increases in 1995 in the Iowa electric, Minnesota electric, Minnesota gas, and the FERC wholesale jurisdictions. Such applications will seek to recover the costs associated with the purchased power contracts, manufactured gas plant clean-up costs, jurisdictional SFAS 106 costs, an increased return on common equity, and attrition due to inflation. In addition, as discussed under Deferred Energy Efficiency Costs, the company anticipates filing in late 1995 for recovery of Iowa energy efficiency costs incurred in 1994 and 1993.


RESULTS OF OPERATIONS

Earnings per share of common stock were $1.92 for 1994, compared with $1.73 for 1993, and $1.74 for 1992. The return on common equity for 1994 was 9.5%, compared with 8.5% for 1993, and 8.4% in 1992.

Electric sales for the past two years have been below expectations due to mild summer weather. KWH use per residential customer was 7,799; 7,816; and 7,341 for years 1994, 1993, and 1992, respectively.

Electric "margin" is defined as revenue from all sales, less the cost of fuel and power purchased. Electric margins for years 1994, 1993, and 1992 were $142.0, $137.8, and $135.4 million, respectively. The improved electric margins are primarily attributable to increased sales, the Iowa electric rate increase, and energy efficiency cost recovery.

Gas "margin" is defined as the revenue from all sales, less purchased gas cost. The gas margins for 1994, 1993, and 1992 were $15.0, $15.4, and $10.9 million, respectively. The primary reason for the reduced margin is the lower residential and commercial sales due to mild weather.

Other operating expenses were $51.9, $48.6, and $42.4 million for 1994, 1993, and 1992, respectively.

As discussed under Coal Tar Deposits, other operating expenses for the years 1994, 1993, and 1992, respectively, include $0.8, $3.5, and $1.5 million, for environmental investigation and remediation costs. Other operating expenses for 1994 includes $1.0 million of legal fees relating to coal tar clean-up litigation, compared with $0.3 million in 1993 and 1992.

Employee benefits (medical, pensions and other benefits) included in other operating expenses were $9.7, $7.1, and $6.4 million for 1994, 1993, and 1992, respectively. The additional expense applicable to SFAS 106 accounted for $2.1 million of the 1994 increase.

Workers compensation costs included in other operating expenses were $0.6, $0.1, and $0.2 million for 1994, 1993, and 1992, respectively, while other injuries and damages were $1.8, $1.3, and $1.4 million, respectively. These costs can vary considerably from year to year, dependent upon actual claims experienced.

The States of Iowa and Minnesota enacted legislation effective in 1994 which requires that utilities with electric generating plants pay an emission fee. Other operating expenses for 1994 include emission fees of approximately $0.2 million. In addition, 1994 expense includes $0.2 million of water treatment chemicals applicable to more stringent discharge standards.

Depreciation expense was $27.8, $26.3, and $25.2 million, for 1994, 1993, and 1992, respectively. The increase is due to additional plant investment and the implementation of new depreciation rates upon approval of a study performed every five years in accordance with MPUC rules.

Property taxes were $13.7, $14.5, and $14.1 million, for 1994, 1993, and 1992, respectively. The majority of the decrease is applicable to a reduction in assessed values in the State of Iowa.

Allowance for Funds Used During Construction (AFUDC) totalled $0.5 million in 1994 compared with $0.2 million in 1993. The average 1994 construction work in progress balance was higher, with construction expenditures of $41 million in 1994, compared with $34 million in 1993. In addition, the average AFUDC rate increased from 6.0% in 1993 to 6.3% in 1994. Year-end Construction Work In Progress (CWIP) balances for 1994, 1993, and 1992 were $6.9, $3.2, and $3.5 million, respectively.

Miscellaneous income for 1994 includes approximately $1.8 million of energy efficiency carrying costs and energy efficiency direct load control credits. The comparable amounts for 1993 and 1992 were $1.0 and $0.4 million, respectively.

As discussed under Rate Matters, other income and deductions for 1994 include $0.3 million of payments to settle a wholesale customer complaint originally filed with the FERC in 1992.

The company and the Internal Revenue Service negotiated a settlement of income tax audits in 1994, for tax years through 1991. To reflect the settlement, the company recorded additional interest income and reduced income tax expense. The additional interest income and reduced income tax expense resulted in approximately $2.1 million of additional 1994 income.

Interest on long-term debt was $15.4, $16.2, and $16.3 million for 1994, 1993, and 1992, respectively. The 1994 refinancing of Pollution Control Bonds and the 1993 refinancing of First Mortgage Bonds (discussed in the Liquidity and Capital Resources section), coupled with the 1993 maturity of $6 million of 4 3/8% First Mortgage Bonds caused the decrease. The percentage of total capitalization attributable to long-term debt has declined from 47.5% at year-end 1993 to 45.4% at year-end 1994.

Other interest charges for 1994 were $1.8 million, compared with $0.6 million for 1993 and 1992, respectively. Interest on commercial paper payable was $0.7, $0.3, and $0.1 million for 1994, 1993, and 1992, respectively. At year-end 1994, the company had $35.6 million of short-term commercial paper payable, compared with $20.1 million at year-end 1993. Other interest charges for 1994 also included interest on the Iowa electric rate refund.

The company's investment in coal stockpiles was $19.4, $17.3, and $22.6 million at December 31, 1994, 1993, and 1992, respectively. The company's practice is to build up coal stockpiles during the summer shipping season, and to draw down the stockpiles during the winter. Year-end 1993 stockpiles were unusually low due to flooding of the Mississippi river in mid-1993.

The natural gas industry purchases gas during off-peak periods and injects it into underground storage. This gas is withdrawn during peak usage periods when gas purchases are traditionally more costly and interstate pipeline capacity may be constrained. As a result of FERC Order 636, the company now holds title to a greater quantity of storage gas. The company's investment in gas stored underground was $3.7, $4.6, and $2.7 million at December 31, 1994, 1993, and 1992, respectively.





















Statements of Income and Retained Earnings
For the years ended December 31                1994      1993      1992
                                                (Thousands of Dollars)
OPERATING REVENUES (Notes 1 and 9):
 Electric                                  $261,730  $255,759  $239,193
 Gas                                         45,920    53,709    46,105
   Total operating revenues                 307,650   309,468   285,298

OPERATING EXPENSES:
 Operation:
   Fuel for electric generation              61,384    64,059    58,283
   Power purchased                           58,339    53,936    45,497
   Cost of gas sold                          30,905    38,309    35,221
   Other operating expenses                  51,917    48,567    42,390
 Maintenance                                 17,160    16,771    16,966
 Depreciation and amortization               28,212    26,955    25,887
 Income taxes (Note 8):
   Federal currently payable                  1,395     4,694     6,174
   State currently payable                      454     1,445     1,923
   Deferred taxes - net                       7,092     3,856     2,268
   Investment tax credit amortization        (1,028)   (1,028)   (1,028)
 Property and other taxes                    16,298    17,080    16,533
   Total operating expenses                 272,128   274,644   250,114

OPERATING INCOME                             35,522    34,824    35,184

OTHER INCOME AND DEDUCTIONS:
 Equity funds used during construction (Note 1) 166        68       184
 Interest income                              1,812       718       527
 Miscellaneous                                1,288       491       374
 Income taxes (Note 8)                       (1,276)     (497)     (361)
   Total other income and deductions          1,990       780       724

INCOME BEFORE INTEREST CHARGES               37,512    35,604    35,908

INTEREST CHARGES:
 Long-term debt (Note 1)                     15,405    16,166    16,292
 Other interest charges                       1,772       596       586
 Borrowed funds used during construction       (332)     (145)     (187)
   (Note 1)
   Total interest charges                    16,845    16,617    16,691
NET INCOME                                   20,667    18,987    19,217

PREFERRED AND PREFERENCE STOCK DIVIDENDS     (2,454)   (2,861)   (2,975)
INCOME AVAILABLE FOR COMMON STOCK            18,213    16,126    16,242
RETAINED EARNINGS BEGINNING OF YEAR          57,397    60,648    63,745
DIVIDENDS ON COMMON STOCK                   (19,717)  (19,377)  (19,339)
RETAINED EARNINGS END OF YEAR              $ 55,893  $ 57,397  $ 60,648

EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING
 based on 9,478,741; 9,316,387
 and 9,297,748 shares, respectively        $   1.92  $   1.73  $   1.74

DIVIDENDS PAID PER COMMON SHARE            $   2.08  $   2.08  $   2.08

The accompanying notes are an integral part of these financial statements.


Statements of Cash Flows
For the years ended December 31
                                                   1994     1993     1992
                                                    (Thousands of Dollars)
RECONCILIATION OF NET INCOME TO CASH FLOWS
FROM OPERATING ACTIVITIES:
 Net Income                                     $20,667  $18,987  $19,217
 Adjustment for non-cash items:
  Depreciation and amortization                  28,212   26,955   25,887
  Deferred income taxes                           5,488    5,259    5,170
  Investment tax credit amortization             (1,028)  (1,028)  (1,028)
  Equity funds used during construction (AFUDC)    (166)     (68)    (184)
  Prepaid pension cost                                9      812      322
 Changes in assets and liabilities:
  Accounts receivable - net                       3,710   (1,998)     806
  Inventories                                    (1,536)   3,751      884
  Accounts payable and other current liabilities  4,324    3,686    2,985
  Accrued and prepaid taxes                      (1,011)  (2,602)     381
  Interest accrued                                 (160)  (1,061)     230
  Other prepayments and current assets             (656)    (249)   2,788
  Rate refund payable                                 -   (4,064)   4,071
  Regulatory assets - deferred energy
   efficiency costs                              (7,295)  (5,005)  (3,313)
  Regulatory assets - other                      (8,267)       -        -
 Other operating activities                         721    1,930    1,884
 Cash flows from operating activities            43,012   45,305   60,100

CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to utility plant                     (40,600) (33,904) (32,104)
 Borrowed funds used during construction (AFUDC)   (332)    (145)    (187)
 Other                                             (658)    (231)     925
 Cash flows from investing activities           (41,590) (34,280) (31,366)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                         4,237    2,786        -
 Issuance of preferred stock                          -   27,250        -
 Issuance of long-term debt                      13,250   94,000   25,000
 Retirement of long-term debt                   (13,487) (88,784) (30,261)
 Redemption of preferred and preference stock         -  (25,474)  (1,356)
 Debt and stock discount and financing expenses (357) (8,795) (1,965) Dividends on common, preferred and preference
  stock                                         (22,111) (22,331) (22,343)
 Sale of commercial paper - net                  15,500   11,100    1,800
 Cash flows from financing activities            (2,968) (10,248) (29,125)

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                    $(1,546) $   777  $  (391)
CASH AND CASH EQUIVALENTS:
 Beginning of year                              $ 3,083  $ 2,306  $ 2,697
 End of year                                    $ 1,537  $ 3,083  $ 2,306

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest (net of interest capitalized)        $16,773  $17,588  $15,941
  Income taxes                                  $ 8,066  $ 8,863  $ 6,438

The accompanying notes are an integral part of these financial statements.

Balance Sheets

ASSETS
As of December 31

                                                    1994          1993
                                                  (Thousands of Dollars)

UTILITY PLANT (Note 1):
 In Service:
   Electric:
     Production                                  $369,828       $362,074
     Transmission                                 178,891        173,373
     Other                                        262,191        245,577
   Total Electric                                 810,910        783,024
   Gas                                             61,447         59,520
                                                  872,357        842,544
   Less - accumulated depreciation                379,216        358,330
                                                  493,141        484,214
 Held for future use                                  592            587
 Construction work in progress                      6,948          3,163
      Net utility plant                           500,681        487,964



OTHER PROPERTY AND INVESTMENTS                        522            825



CURRENT ASSETS:
 Cash and cash equivalents                          1,537          3,083
 Accounts receivable, less reserves of $200        22,350         26,060
 Inventories - at average cost:
   Fuel                                            24,220         22,985
   Materials and supplies                           5,208          4,720
 Prepaid pension cost (Note 7)                      3,702          4,818
 Prepaid income tax (Note 8)                        6,197          7,994
 Other prepayments and current assets               2,252            480
      Total current assets                         65,466         70,140



DEFERRED DEBITS:
 Regulatory assets (Notes 1, 2, 7, 8 and 9)        37,997         29,731
 Unamortized debt expense (Note 1)                  6,116          5,941
 Deferred energy efficiency (Note 12)              16,961          9,665
 Other                                              1,102             95
      Total deferred debits                        62,176         45,432





TOTAL                                            $628,845       $604,361

The accompanying notes are an integral part of these financial statements.


Balance Sheets

CAPITALIZATION AND LIABILITIES
As of December 31

                                                    1994          1993
                                                  (Thousands of Dollars)

CAPITALIZATION, per accompanying statements:
 Common stock, par value $3.50 per share;
   authorized - 30,000,000 shares; issued
   and outstanding - 9,564,287 in 1994 and
   9,389,841 in 1993 (Note 4)                    $ 33,475       $ 32,865
 Additional paid-in capital                       103,137         99,547
 Retained earnings                                 55,893         57,397
   Total common equity                            192,505        189,809

 Preferred stock (optional sinking fund)           10,819         10,819
 Preferred stock (mandatory sinking fund)
   (Note 4)                                        23,933         23,837
 Long-term debt (Note 5)                          189,032        203,170
   Total capitalization                           416,289        427,635


CURRENT LIABILITIES:
 Commercial paper (Note 6)                         35,600         20,100
 Long-term debt maturing within one year (Note 5)  14,000              -
 Accounts payable                                  14,133         11,733
 Dividends payable - preferred stock                  599            599
 Payrolls accrued                                   2,634          2,181
 Taxes accrued                                     13,778         16,586
 Interest accrued                                   2,930          3,090
  FERC Order No. 636 transition costs (Note 9)      5,200              -
 Environmental clean-up cost accrued (Note 2)       3,470          5,754
 Other                                              2,878          4,580
   Total current liabilities                       95,222         64,623


DEFERRED CREDITS AND OTHER NON-CURRENT
LIABILITIES:
 Accumulated deferred income taxes (Note 8)        88,176         82,438
 Accumulated deferred investment tax credits
   (Note 8)                                        19,069         20,097
 Deferred pension cost (Note 7)                     4,827          4,818
 Accrued postretirement benefit cost (Note 7)       2,869          2,516
 Other                                              2,393          2,234
   Total deferred credits and other non-current
      liabilities                                 117,334        112,103


COMMITMENTS AND CONTINGENCIES (Notes 2, 9, 10,
 11 and 15)

 TOTAL                                           $628,845       $604,361




Statements of Capitalization
As of December 31                                  1994           1993
                                               (Thousands of Dollars)
COMMON EQUITY (Note 4):                       $192,505  46.2% $189,809  44.4%

CUMULATIVE PREFERRED STOCKS (Note 4):
 Authorized:
  Preferred  - 2,000,000 shares at $50.00 par value
  Preference - 2,000,000 shares at $1.00 par value (A)

 Issued and outstanding (B):

                  Redemption
 Series   Shares    Price
 Preferred with optional sinking fund provisions:
 4.36%    60,455   $52.30                     $  3,023        $  3,023
 4.68%    55,926   $51.62                        2,796           2,796
 7.76%   100,000   $52.03                        5,000           5,000
                                              $ 10,819   2.6% $ 10,819   2.5%

 Preferred with Mandatory sinking fund provisions:
 6.40%   545,000   $53.20                       27,250          27,250
 Unamortized Discount on 6.40% Preferred Stock  (2,053)         (2,113)

 Unamortized Issuance Expense on 6.40%
  Preferred Stock                                 (108)           (111)

 Unamortized Call Premiums on Preferred Stock   (1,156)         (1,189)
                                              $ 23,933   5.8% $ 23,837   5.6%
LONG-TERM DEBT (Note 5):
 First Mortgage Bonds:
 4 5/8% Series due 1995                       $      -        $ 14,000
 6 1/8% Series due 1997                         17,000          17,000
 8    % Series due 2007                         25,000          25,000
 8 5/8% Series due 2021                         25,000          25,000
 7 5/8% Series due 2023                         94,000          94,000
                                              $161,000        $175,000
Pollution Control Revenue Bonds:
 5.95%  due 1995 to 1998                      $  6,525        $  6,750
 7 1/4% due 1997 to 2006                             -           6,600
 6 3/8% due 1998 to 2007                        11,400          11,400
 7 1/8% due 2001 to 2009                             -           6,650
 5.75%  due 2003                                 1,000               -
 6.25%  due 2009                                 1,000               -
 6.30%  due 2010                                 5,600               -
 6.35%  due 2012                                 5,650               -
                                              $ 31,175        $ 31,400

Other Long-Term Debt                          $    115        $    127

Unamortized Discount on Long-Term Debt        $ (3,258)       $ (3,357)

Total Long-Term Debt - net                    $189,032  45.4% $203,170  47.5%

TOTAL CAPITALIZATION                          $416,289 100.0% $427,635 100.0%

(A)  None outstanding.
(B) Redeemable at the option of the company upon 30 days notice at the current prices shown.

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

DEPRECIATION
Depreciation is computed on the straight-line method based on net salvage values and the estimated remaining service lives of depreciable property. The provision for book depreciation as a percentage of the average balance of depreciable property in service was 3.5% in 1994 and 3.4% in 1993 and 1992.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
AFUDC includes the net cost of borrowed funds and a reasonable rate on equity funds used for construction or deferred energy efficiency purposes. It was capitalized at gross rates of 6.3% for 1994, 6.0% for 1993, and 7.4% for 1992. Gross AFUDC rates are computed in accordance with the FERC regulations, including approval to incorporate deferred energy efficiency costs in the calculation of the formula. AFUDC does not contribute to the current cash flow of the company. Under normal regulatory practices, the company anticipates earning a fair rate of return on such capitalized costs and recovery of those costs in customer rates after completion of the related construction.

STATEMENTS OF CASH FLOWS
For purposes of the statements of cash flows, the company considers all liquid investments with a maturity of three months or less to be cash equivalents.

REVENUES AND FUEL COSTS
Annual revenues do not include unbilled revenues for service rendered from the date of the last meter reading to year-end. The company's electric and gas tariffs contain fuel adjustment clauses and a purchased gas adjustment clause whereby increases or decreases in fuel costs are included in current revenue without having changes in base rates approved in formal hearings. Purchased capacity costs are not recovered from electric customers through fuel adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding.

DEBT REACQUISITION PREMIUM
In accordance with normal regulatory practices, the company defers debt redemption premiums and amortizes such costs over the life of the replacement bonds.

RECLASSIFICATIONS
Certain reclassifications have been made to the prior years financial statements to conform with the presentation for 1994. Such reclassifications had no impact on net income or stockholders' equity.

REGULATORY ASSETS
The company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation". The regulatory assets represent probable future revenue associated with certain incurred costs.

At December 31, 1994, regulatory assets were comprised of the following items:
                                                 Regulatory Assets
                                               (Millions of Dollars)
Deferred income taxes (Note 8)                         $27.5
FERC Order No. 636 transition costs (Note 9)             5.2
Employee/retiree benefits (Note 7)                       2.6
Environmental liabilities (Note 2)                       2.6
Other                                                    0.1
     Subtotal                                           38.0
Deferred energy efficiency costs (Note 12)              17.0
     Total                                             $55.0


2.  Environmental Regulations

The company is subject to various federal and state government environmental regulations. The company meets existing air and water regulations. The Federal Clean Air Act Amendments of 1990 requires reductions in certain emissions from power plants. The legislation has two deadlines for compliance, Phase 1 (January 1, 1995) and Phase 2 (January 1, 2000). The company has switched to a low sulfur coal and installed low nitrogen oxide burners at the 217 MW plant affected by Phase 1. Additional capital expenditures of $11 million will be required in 1995 and 1996 to comply with environmental standards applicable to power plants. Management anticipates that additional costs incurred will be recovered through customer rates.

The company has identified nine sites which may contain hazardous waste from former coal gasification plants. Remediation of one site is currently underway, while the other sites are in the investigative stage. The company has recorded a liability for its pro rata share of all known expenses applicable to the former coal gasification plants.

Investigation and future remediation costs applicable to the two Illinois sites are being recovered from electric and gas customers through an environmental rate clause. In 1994, $0.3 million of costs applicable to Illinois were charged to a regulatory asset and will be amortized to expense as they are recovered from customers beginning in 1995.

Effective February 1993, a representative level of investigation, remediation and legal costs of $0.7 million per year applicable to the two Iowa sites is being recovered from customers through gas rates. Investigation and remediation costs through December 31, 1993, have been charged to expense. In accordance with the established practice of the Iowa Utilities Board (IUB), the 1994 accrual of $2.3 million for future remediation costs has been offset by a regulatory asset. Such costs will be charged to expense as they are incurred in the future.

At present, the company is not recovering coal tar costs applicable to Minnesota. The company is currently seeking an accounting order which would allow the deferral of the investigation and remediation costs applicable to its Minnesota jurisdiction. Pending action by the Minnesota Public Utilities Commission (MPUC), all costs applicable to the Minnesota sites have been charged to expense.

The company is taking steps to recover portions of the investigation, remediation, and legal costs from insurance carriers and other responsible parties. The Federal District Court ruled in 1993 that Kansas City Power and Light Company (KCPL) is liable to the company regarding the response costs at the Mason City site. Additional court proceedings will be held in 1995 to determine the extent of that liability. In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and cleaning up, as necessary, the former coal gasification plants. Neither the company nor its legal counsel is able to predict the amount of any insurance recovery, and accordingly, no potential recovery has been recorded.


3.  Fair Value of Financial Instruments

The estimated fair values of the company's financial instruments as of December 31, 1994, and 1993, are shown in the table below. The estimated fair values were based on quoted market prices for the same or similar issues or on the current rates for debt of the same remaining maturities. The preferred stock carrying amounts for 1994 and 1993 excludes $1.3 million of unamortized call premium and issuance expense.

                               Fair Value of Financial Instruments
                                      (Millions of Dollars)
                                    1994                1993
                              Carrying  Fair      Carrying  Fair
                               Amount   Value      Amount   Value
Long-term debt                $189.0    $178.4    $203.2    $215.4
Preferred stock
  (mandatory sinking fund)    $ 25.2    $ 23.0    $ 25.1    $ 25.3


4.  Preferred, Preference and Common Stock

In May 1993, the company issued 545,000 shares of 6.40% $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003 the company is required to redeem annually $1.4 million of 6.40% preferred stock (27,250 shares). The discount and other issuance expenses in an aggregate amount of $2.2 million as of December 31, 1994, are reflected as an offset to preferred stock and are being amortized to common equity. Such amortization transfers the discount and other issuance expenses from preferred stock to common stock over the life of the issue, but does not affect net income.

Call premiums related to the 1993 retirement of the preferred and preference stock in the amount of $1.2 million as of December 31, 1994, are reflected as an offset to preferred stock and are being amortized to common equity. The amortization transfers the amount of the call premiums from preferred stock to common stock over the life of the refunding 6.40% issue, but has no effect on net income.

In June 1993, the company retired certain preferred and preference stock as detailed below:

                                        Number of
                                          Shares       Total Redemption
Issue                                    Retired       Price (Thousands)
8% Preferred, $50 par                     63,000            $ 3,206
9% Preferred, $50 par                    116,643            $ 6,113
9%-A Preferred, $50 par                  128,000            $ 6,652
$2.28 Preference, $1 par                 400,000            $10,712

In 1992, the company retired the following preferred stock through the provisions of the sinking fund:
                                        Number of
                                          Shares       Total Redemption
Issue                                    Retired       Price (Thousands)
8.00%                                      7,000            $   350
9.00%                                      4,117            $   206
9.00%-A                                   16,000            $   800

The company's Common Stock Dividend Reinvestment and Stock Purchase Plan gives the company the option of issuing new stock or purchasing shares on the open market. The Dividend Reinvestment Plan acquired 44,868; 60,299 and 113,735 shares of common stock on the open market during 1994, 1993, and 1992, respectively. The company received $4.2 million for 174,446 shares of new common stock issued in the first eleven months of 1994 and $2.8 million for 92,093 shares of new common stock issued in the third and fourth quarters of 1993.

None of the authorized shares of preferred, preference or common stock are reserved for officers and employees, or for options, warrants, conversions, and other rights.


5.  Long-Term Debt

$14 million of 4 5/8% First Mortgage Bonds mature on May 1, 1995, and are classified as a current liability on the December 31, 1994, balance sheet. Annual sinking fund requirements are $0.8, $2.0, $1.8, $1.8, and $1.8 million for the years 1995 through 1999, respectively. Such sinking fund requirements for first mortgage bonds may be satisfied with property additions at the rate of 167% of such requirements. Total debt maturities for the years 1995 through 1999 are $14.2, $0.2, $17.2, $6.3, and $0.4 million, respectively.


6.  Short-Term Borrowings

The company had available bank lines of credit aggregating $43.3 million at December 31, 1994. There are no compensating balances required, but some of the banks require commitment fees; such fees were not significant. The maximum amount of short-term borrowing at any month end in 1994, 1993, and 1992 was $35.6, $20.1, and $12.2 million, respectively, all in commercial paper, with the average outstanding borrowing during the year of $15.6, $9.4, and $4.2 million, respectively. The average interest rate on borrowings was 4.73%, 3.29%, and 3.56% for the years 1994, 1993, and 1992, respectively. At December 31, 1994, 1993, and 1992, the interest rate was 6.07%, 3.36%, and 3.79%, respectively.


7.  Employee/Retiree Benefits

The company has a non-contributory defined benefit pension plan for all full-time employees. Plan benefits are based primarily on years of service and employee compensation. The company uses the "projected unit credit" actuarial method in computing pension costs for accounting purposes. Plan assets consist of high-grade bonds, commercial mortgages and other fixed income investments. Company policy is to fund the plan under the "aggregate" actuarial cost method to the extent deductible under tax regulations. Contributions to the plan for the years ended December 31, 1994, 1993, and 1992, were $3.4, $2.8, and $0.1 million, respectively. Contributions in 1991 included $2.6 million applicable to the 1992 plan year. In addition to the pension plan, the company has a non-qualified supplemental retirement plan which, as amended in 1994, provides a retirement benefit for certain officers of the company.

The company is collecting an annual funding amount in customer rates and anticipates that it will continue to do so. The $4.8 million cumulative difference between the higher funded amount and the accounting pension cost amount is a deferred credit on the balance sheet.

Pension Cost Components:                      1994      1993      1992
                                               (Thousands of Dollars)

Service cost                               $ 2,668   $ 1,888   $ 1,894
Actual return on plan assets                (1,707)   (2,214)   (4,330)
Interest cost on projected benefit
     obligation                              3,710     3,504     3,294
Net amortization and deferral                 (953)   (1,270)    1,476
Net pension cost                           $ 3,718   $ 1,908   $ 2,334

Discount rate for obligation                  7.5%        7%        8%
Discount rate for expense                     7.0%        8%        8%
Assumed rate of compensation increase         5.0%        5%        6%
Expected long-term rate of return             7.0%        8%        8%

Reconciliation of Funded Status
as of November 1:

Plan assets at fair value                  $49,282   $48,827   $47,365

Vested benefit obligation                  $36,626   $34,242   $27,127
Nonvested benefit obligation                 2,365     1,728       384
Accumulated benefit obligation              38,991    35,970    27,511
Additional benefits based on
     estimated future salary levels         13,547    13,872    17,855
Projected benefit obligation               $52,538   $49,842   $45,366






Plan assets greater or (less) than
the projected benefit obligation           $(3,256)  $(1,015)  $ 1,999
Unrecognized net obligation at
     October 31, 1986 being amortized
     over 16.1 years                         2,753     3,094     3,435
Unrecognized prior service cost              3,487       399     2,126
Unrecognized net (gain)loss                    718     2,340    (3,554)
Prepaid pension cost                       $ 3,702   $ 4,818   $ 4,006


In addition to providing pension benefits, the company provides life insurance for retired employees and health care benefits for 910 retirees and spouses. Substantially all of the company's 940 full-time employees become eligible for these benefits if they reach retirement age while working for the company. The company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Accounting for Postretirement Benefits Other Than Pensions" on January 1, 1993. Under the provisions of SFAS 106, the estimated future cost of providing these postretirement benefits is accrued during the employees' service periods. The accumulated postretirement benefit obligation at January 1, 1993 (transition obligation) was $30.9 million and is being amortized over a 20 year period. The annual SFAS 106 cost for both 1994 and 1993 was $4.9 million, compared with the pay-as-you-go amount of $1.9, $1.7, and $1.6 million in 1994, 1993, and 1992 respectively. Except for the State of Illinois, the company defers the difference between the SFAS 106 costs and the pay-as-you-go amount until rate cases are filed to recover the additional costs. Funding of the benefit obligation is concurrent with recovery in customer rates. Effective May 1993, the IUB allowed the company to recover $0.3 million of additional annual SFAS 106 expense in gas rates. Effective November 1993, the IUB allowed recovery of $1.6 million of additional annual SFAS 106 expense in electric rates.

On the basis of generic hearings or specific rate orders issued to other utilities by the MPUC and the FERC, the company believes that the amounts deferred meet the criteria for deferral established by the Financial Accounting Standards Board. As of December 31, 1994, $2.6 million of SFAS 106 costs in excess of the pay-as-you-go amount have been deferred.

Assuming a one percent increase in the medical cost trend rate, the company's 1994 cost of postretirement benefits would increase by $0.5 million and the accumulated benefit obligation would increase by $3.7 million.

The table below sets forth the postretirement health care plan's accumulated benefit obligation (in thousands):

                                        December 31, 1994   January 1, 1994
Retirees                                    $18,902          $19,414
Active plan participants                     12,642           15,690
Total accumulated benefit obligation         31,544           35,104
Less fair value of plan assets                4,072              814
Accumulated postretirement benefit
  obligation in excess of plan assets        27,472           34,290
Unrecognized net gain or (loss)               1,756           (2,454)
Unrecognized transition obligation          (25,253)         (29,320)
Accrued postretirement benefit cost         $ 3,975          $ 2,516


The components of the estimated cost of postretirement benefits other than pensions for the twelve months ended December 31, 1994, and 1993, are as follows (in thousands):


                                              1994             1993
Service cost                                $ 1,205          $   979
Return on plan assets                           (48)               -
  Interest cost on accrued postretirement
  benefit obligation                          2,345            2,383
Amortization of transition obligation         1,543            1,543
Net amortization and deferral                  (159)               -
Net cost                                    $ 4,886          $ 4,905


The assumptions used for measurement purposes are as follows:

                                               1995             1994
Discount rate for obligations                  7.5%             7.0%
Discount rate for expense                      7.0%             8.0%
Initial medical cost trend rate                9.0%             9.0%
Ultimate medical cost trend rate               6.0%             6.0%
Year that the medical cost trend
  rate is assumed to decrease to
  the ultimate rate                            1997             1997


8.  Income Taxes

The company adopted SFAS No. 109, "Accounting for Income Taxes", on January 1, 1993. The new standard required a deferred tax asset or liability to be recognized for each temporary book/tax difference, including timing differences flowed through and items not previously considered timing differences (primarily Deferred Investment Tax Credits and Equity AFUDC). Corresponding regulatory assets or liabilities, reflecting the anticipated future rate treatment, have also been recognized. The balance sheet as of December 31, 1994, includes additional regulatory assets and deferred tax liabilities of $27.5 million as a result of the adoption of SFAS 109. Investment tax credits have been deferred and are credited to operating income over the lives of the property which gave rise to the credits.

The principal components of the company's deferred tax (assets) liabilities recognized in the December 31, 1994, and 1993, balance sheet are shown below:

Item:                                         Thousands of Dollars
                                             1994             1993
Property                                   $80,484          $76,956
Energy Conservation Costs                    5,195            2,782
Environmental Clean-up Costs                  (210)          (2,366)
Call Premiums on Reacquired Bonds            2,005            1,988
Unbilled Revenue                            (3,310)          (3,681)
Other                                       (2,186)          (1,235)
  Total                                    $81,978          $74,444

Gross deferred assets                      $(6,197)         $(7,994)
Gross deferred liabilities                  88,175           82,438
  Total                                    $81,978          $74,444

The total income tax expense produces the overall effective income tax rate shown in the table. The percentages are computed by dividing total income tax expense by the sum of such tax expense and net income.

                                                 1994      1993      1992

Federal statutory tax rate                      35.0%     35.0%     34.0%
Increases (reductions) in taxes resulting from:
 State income taxes net of federal income tax
  benefit                                        4.0%      4.7%      4.3%
  Investment tax credit amortization            (3.4%)    (3.6%)    (3.6%)
  Additional depreciation deducted for book
  purposes                                       2.0%      2.0%      2.2%
 Other                                          (6.8%)    (4.8%)    (3.4%)
  Overall effective income tax rate             30.8%     33.3%     33.5%


The current and deferred tax expense is
comprised of (Thousands):
 Federal and state currently payable          $ 1,849   $ 6,139  $  8,097
 Deferred income tax - federal and state:
  Additional tax depreciation - net             3,270     3,256     3,012
  Coal contract buyout                              -      (526)     (149)
  Energy efficiency costs                       2,413     1,466       773
  Environmental clean-up                        2,010    (1,166)     (353)
  Other                                          (601)      826    (1,015)
 Investment tax credit amortization            (1,028)   (1,028)   (1,028)
 Federal and state currently payable - other
  income and deductions                         1,276       497       361
    Total                                     $ 9,189   $ 9,464   $ 9,698


9.  Rate Matters

IOWA
The company filed an Iowa electric rate increase application in August 1993. The application requested an annual increase of $11.5 million, including a return on common equity of 12.35%. Interim rates in an annual amount of $11.0 million were placed in effect on October 28, 1993, subject to refund. An IUB Order issued in June 1994 allowed an annual increase of $7.4 million, including a return on common equity of 11.0%. Electric revenues for 1994 are reduced by approximately $0.5 million of overcollection which relates to 1993.

FERC
In 1992, sixteen municipal wholesale customers filed a Complaint and Request for Investigation and Hearing with the FERC. The complaint alleged that the company had been imprudent by entering into certain long-term coal contracts, an associated transloading agreement, and a rail transportation agreement and sought recovery of approximately $4 million. In July 1994, the company filed an application with the FERC for an increase in firm electric wholesale rates in an annual amount of $1.4 million. On August 3, 1994, in accord with a settlement of the wholesale customer complaint, the company withdrew the rate request. The settlement also provided for the company to pay the wholesale customers a cash settlement of $0.3 million, and that the company will not file another firm wholesale rate case with an effective date prior to February 28, 1996.
FERC Order 636, issued in 1992, provides for nondiscriminatory access to interstate pipeline capacity. Order 636 includes a mechanism under which gas pipelines can recover from local distribution companies prudently incurred transition costs. The company's pipeline suppliers have filed with the FERC to recover such transition costs. The company estimates its remaining share of transition costs will aggregate approximately $5.2 million payable in declining annual installments from 1995 to 2004. The company anticipates that under customary regulatory practices, such transition costs will be recovered from customers, and has recorded on its balance sheet a liability and a corresponding regulatory asset in the amount of $5.2 million.


10.  Jointly-Owned Utility Plant

The company has a 21.528% (134,300 KW) interest in a 624,000 KW coal-fired unit (Neal #4), completed in 1979; the company provided financing for its share. Amounts at December 31, 1994, and 1993, included in utility plant were $82.0 and $81.7 million, respectively, and the accumulated provision for depreciation was $38.6 and $36.1 million, respectively. In addition, the company has a long-term participation power purchase for 25,000 KW of Neal #4 generating capacity which expires 2003. Minimum future capacity payments under the participation power purchase agreement are approximately $17.9 million. The 21.528% ownership share and the long-term participation purchase provide the company with an aggregate of 159,300 KW of Neal #4 generating capacity.

The company also has a 4% (27,000 KW) interest in a 675,000 KW coal-fired unit (Louisa #1), completed in 1983. $24.8 million was included in utility plant at December 31, 1994, and 1993, and the accumulated provision for depreciation was $8.8 and $8.1 million, respectively.

The company's share of direct expenses of Neal #4 and Louisa #1 is included in the appropriate operating expenses in the statements of income and retained earnings.


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

The three power purchase contracts required capacity payments of $24.6, $24.1, and $16.3 million in 1994, 1993, and 1992 respectively. Over the remaining period of the contracts, total capacity payments will be approximately $155 million.

A portion of the purchased power capacity payments is not being recovered through rates:

A 1992 rate order by the MPUC held that the company had 100 MW of excess capacity. The Minnesota jurisdictional portion of the 100 MW of disallowed capacity is approximately $1.9 million annually.

An additional 25 MW of purchased power contracts became effective after 1992. Annual electric rates do not provide for the recovery of $0.8 and $0.2 million, respectively, applicable to the Iowa and Minnesota jurisdictions.

The company has not yet filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and the FERC jurisdictions.
The annual Illinois and the FERC jurisdictional portions are approximately $1.7 and $0.9 million, respectively.

The amounts which are not being recovered through rates are expensed as incurred. The impact of not recovering the purchased power payments is mitigated to the extent that load growth has occurred since the last rate case.

The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.


12.  Deferred Energy Efficiency Costs

Minnesota and Iowa regulations require that utilities conduct energy efficiency and demand side management programs. Each utility recovers program costs as well as related carrying costs subject to a periodic prudency review by the state public utility commission.

Demand side management expenditures applicable to the Minnesota jurisdiction in an annual amount of approximately $0.5 million are currently being recovered through rates. A May 1994 IUB Order allows recovery of Iowa energy efficiency expenditures incurred through December 31, 1992. New tariffs, which provide for the recovery of approximately $6.7 million of energy efficiency costs over a four year period were placed in effect in October 1994.

Management believes that the amounts deferred meet the criteria established by the respective commissions for recovery of demand side management costs. As of December 31, 1994, and 1993, the amounts deferred were $17.0 and $9.7 million, respectively.


13. Segments of Business

Information about the company's operations in different segments of business for 1994, 1993 and 1992 are shown in the table below.

                                           Electric         Gas      Total
                                               (Thousands of Dollars)
1994

Revenue                                    $261,730    $ 45,920   $307,650

Operating income (Before income taxes)     $ 42,881    $    554   $ 43,435

Depreciation and amortization expense      $ 26,156    $  2,056   $ 28,212

Capital expenditures                       $ 38,129    $  2,969   $ 41,098

Utility plant - net                        $461,245    $ 39,436   $500,681


1993

Revenue                                    $255,759   $ 53,709    $309,468

Operating income (Before income taxes)     $ 44,573   $   (782)   $ 43,791

Depreciation and amortization expense      $ 24,732   $  2,223    $ 26,955

Capital expenditures                       $ 29,030   $  5,087    $ 34,117

Utility plant - net                        $449,430   $ 38,534    $487,964


1992

Revenue                                    $239,193   $ 46,105    $285,298

Operating income (Before income taxes)     $ 46,854   $ (2,333)   $ 44,521

Depreciation and amortization expense      $ 23,844   $  2,043    $ 25,887

Capital expenditures                       $ 26,276   $  6,199    $ 32,475

Utility plant - net                        $446,380   $ 35,676    $482,056


14.  Quarterly Information (Unaudited)

The quarterly information has not been audited but, in the opinion of the company, reflects all adjustments necessary for the fair statement of the results of operations for each period.

The quarterly data shown below reflects seasonal and timing variations which are common in the utility industry.

                                           (Thousands of Dollars)
                                        (Except Earnings Per Share)
1994                               March 31   June 30   Sept. 30   Dec. 31

Operating revenues                  $85,575   $71,863    $79,808   $70,404
Operating income                     13,051     5,460     10,607     6,404
Net income                            9,251     1,354      6,867     3,195
Earnings per share of common stock      .91       .07        .65       .27

1993                               March 31   June 30   Sept. 30   Dec. 31

Operating revenues                  $84,989   $70,107    $77,248   $77,124
Operating income                     12,417     6,331      7,089     8,987
Net income                            8,389     1,980      3,519     5,099
Earnings per share of common stock      .82       .11        .31       .47

Net income for the fourth quarter of 1994 was $3.2 million, compared with $5.1 million in 1993. Mild weather, coal tar clean-up costs, additional depreciation and other employment benefits expense depressed fourth quarter of 1994 earnings. These factors were partially offset by increased fourth quarter 1994 industrial sales and a favorable IRS tax audit settlement. In addition, an overcollection of electric rates in Iowa tended to boost 1993 earnings as discussed in Note 9.

The gas margin for the fourth quarter of 1994 (revenue minus cost of gas sold) was $2.8 million compared with $3.5 million for the same period of 1993. The decrease is primarily attributable to reduced residential and commercial sales due to mild weather.

Other operating expense for the fourth quarter of 1994 includes $0.9 million of estimated coal tar clean-up costs. The 1993 provisions for clean-up costs were recorded in the first and third quarters.

Depreciation expense for the fourth quarter of 1994 increased $0.8 million over the same period of 1993. The increase is primarily attributable to new depreciation rates approved by the MPUC retroactive to January 1, 1994.

Other deductions for the fourth quarter of 1994 include a $0.3 million cash settlement for the FERC municipal complaint.

Income tax expense for the fourth quarter of 1994 declined $1.7 million, due to lower net income and the favorable settlement of an IRS audit for tax years 1988-1991.


15.  Commitments and Contingencies

The company has a coal supply contract, a rail transportation contract, and a coal transloading agreement applicable to its power plants. Such contracts, the last of which expires in 1999, require estimated minimum future payments of $132.6 million.


The company has three natural gas supply contracts, six natural gas transportation contracts, and four natural gas storage contracts, which collectively obligate the company for a minimum annual commitment of approximately $7.8 million. Such agreements individually expire from 1995 through 2001.

Reference is also made to Notes 2, 9, 10, and 11 for a discussion of Environmental Matters, Rate Matters and Purchased Power Contracts.



















Independent Auditors' Report


DELOITTE & TOUCHE LLP                               101 West Second Street
                                                    Davenport, Iowa 52801


To the Stockholders and Board of Directors of Interstate Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Interstate Power Company as of December 31, 1994 and 1993 and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in notes 7 and 8 to the financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes, respectively.




/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

February 2, 1995













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



/s/ Wayne H. Stoppelmoor

Wayne H. Stoppelmoor
Chairman of the Board,
President and Chief
Executive Officer






















Selected Financial Data

                              1994      1993      1992      1991      1990
                                          (Thousands of Dollars)

Operating revenues        $307,650  $309,468  $285,298  $291,805  $273,597
Operation                  202,545   204,871   181,391   172,709   160,206
Maintenance                 17,160    16,771    16,966    17,567    15,529
Depreciation and
 amortization               28,212    26,955    25,887    25,303    24,420
Income taxes                 7,913     8,967     9,337    17,113    18,132
Property and other taxes    16,298    17,080    16,533    15,315    14,785
                           272,128   274,644   250,114   248,007   233,072
Operating income            35,522    34,824    35,184    43,798    40,525
Other income (deductions) -
 net                         1,990       780       724     1,269     1,429
Income before interest
 charges                    37,512    35,604    35,908    45,067    41,954
Interest charges            16,845    16,617    16,691    15,557    14,928
Net income                  20,667    18,987    19,217    29,510    27,026
Preferred and preference
 dividends                   2,454     2,861     2,975     3,075     3,158
Earnings available for
 common stock             $ 18,213  $ 16,126  $ 16,242  $ 26,435  $ 23,868
Average number of common
 shares outstanding      9,478,741 9,316,387 9,297,748 9,297,748 9,297,748

Earnings per common
 share                    $   1.92  $   1.73  $   1.74  $   2.84  $   2.56

Common dividends
 declared per share       $   2.08  $   2.08  $   2.08  $   2.04  $   2.00

Total assets              $628,845  $604,361  $558,100  $550,631  $539,103

Long-term debt and
 mandatory sinking
 fund preferred stock     $212,965  $227,007  $207,958  $220,818  $197,969




















Common Stock Market Data



The company's common stock (IPW) is listed on the New York, Midwest and Pacific Stock Exchanges. The company's preferred stock and first mortgage bonds are traded in the over-the-counter market. The company was reorganized as of March 31, 1948, and dividends on common stock have been paid each quarter since September 20, 1948, with the annual payments rising from $0.60 per share to the February 4, 1992, level of $2.08 per share. As of December 31, 1993, there were 16,256 holders of common stock and 200 holders of preferred stock. Historical quarterly data for the company's common stock is shown below:

                                                               Avg. Shares
                                                               Outstanding
                                           Price Range          12 Months
Quarter Ended         Dividends Paid      High      Low          Ended

March 31, 1992        $0.52/Share         34 3/4 - 31 5/8      9,297,748
June  30, 1992        $0.52/Share         34 3/8 - 30 5/8      9,297,748
Sept. 30, 1992        $0.52/Share         32 3/8 - 31          9,297,748
Dec.  31, 1992        $0.52/Share         31 7/8 - 28 3/8      9,297,748
March 31, 1993        $0.52/Share         34 1/8 - 30 3/8      9,297,748
June  30, 1993        $0.52/Share         32 3/4 - 29          9,297,748
Sept. 30, 1993        $0.52/Share         31 3/4 - 29          9,301,030
Dec.  31, 1993        $0.52/Share         30 3/4 - 29 1/8      9,316,387
March 31, 1994        $0.52/Share         30 1/4 - 26 3/8      9,341,751
June  30, 1994        $0.52/Share         29     - 22 1/4      9,379,249
Sept. 30, 1994        $0.52/Share         24 3/4 - 21          9,428,183
Dec.  31, 1994        $0.52/Share         23 3/4 - 20 7/8      9,478,741