Form 10-K, Exhibit 13
period 1995-12-31
INTERSTATE POWER CO
filed 1996-03-29
CIK 51720

EX-13
                         INTERSTATE POWER COMPANY
                       Annual Report to Stockholders
                                   1995


MANAGEMENT'S DISCUSSION AND ANALYSIS


MERGER

The Company, WPL Holdings, Inc. (WPLH) and IES Industries Inc. (IES) have entered into an Agreement and Plan of Merger (Merger Agreement), dated November 10, 1995, providing for: a) Interstate Power Company (IPC) becoming a wholly-owned subsidiary of WPLH and b) the merger of IES with and into WPLH, which merger will result in the combination of IES and WPLH as a single holding company (collectively, the Proposed Merger). The new holding company will be named Interstate Energy Corporation (Interstate Energy) and IES will cease to exist. The Proposed Merger, which will be accounted for as a pooling of interests, is subject to approval by the shareholders of each company as well as several federal and state regulatory agencies. The companies expect to receive the shareholder approvals in the second quarter of 1996 and the regulatory approvals by the second quarter of 1997.

The business of Interstate Energy will consist of utility operations and various non-utility enterprises, and it is expected that its utility subsidiaries will serve more than 870,000 electric customers and 360,000 natural gas customers in Iowa, Illinois, Minnesota and Wisconsin.

Under the terms of the Merger Agreement, the outstanding shares of WPLH's common stock will remain unchanged and outstanding as shares of Interstate Energy. Each outstanding share of IES common stock will be converted to
0.98 shares of Interstate Energy's common stock. Each share of the Company's common stock will be converted to 1.11 shares of Interstate Energy's common stock. It is anticipated that Interstate Energy will retain WPLH's common share dividend payment level as of the effective time of the merger. On January 24, 1996, the Board of Directors of WPLH declared a quarterly dividend of 49.25 cents per share. This represents an equivalent annual rate of $1.97 per share.

WPLH is a holding company headquartered in Madison, Wisconsin, and is the parent company of Wisconsin Power and Light Company (WP&L) and Heartland Development Corporation (HDC). WP&L supplies electric and gas service to approximately 377,000 and 146,000 customers, respectively, in south and central Wisconsin. HDC and its principal subsidiaries are engaged in businesses in three major areas: environmental engineering and consulting, affordable housing and energy services.

IES is a holding company headquartered in Cedar Rapids, Iowa, and is the parent company of IES Utilities Inc. (Utilities) and IES Diversified Inc. (Diversified). Utilities supplies electric and gas service to approximately 333,000 and 174,000 customers, respectively, in Iowa. Diversified and its principal subsidiaries are primarily engaged in the energy-related, transportation and real estate development businesses.

Interstate Energy will be the parent company of Utilities, WP&L and IPC and will be registered under the Public Utility Holding Company Act of 1935 (1935 Act), as amended. The merger agreement provides that these operating utility companies will continue to operate as separate entities for a minimum of three years beyond the effective date of the merger. In addition, the non-utility operations of IES and WPLH will be combined shortly after the effective date of the merger under one entity to manage the diversified operations of Interstate Energy. The corporate headquarters of Interstate Energy will be in Madison.

The Securities and Exchange Commission (SEC) historically has interpreted the 1935 Act to preclude registered holding companies, with limited exceptions, from owning both electric and gas utility systems. Although the SEC has recently recommended that registered holding companies be allowed to hold both gas and electric utility operations if the affected states agree, it remains possible that the SEC may require as a condition to its approval of the Proposed Merger that the Company, WPLH and IES divest their gas utility properties, and possibly certain non-utility ventures of IES and WPLH, within a reasonable time after the effective date of the Proposed Merger.

Legislation to repeal the 1935 Act was introduced in Congress in 1995 and is pending. No assurance can be given as to when or if such legislation will be considered or enacted. The Staff of the SEC has also recommended that the SEC "permit combination systems by registered holding companies if the affected states concur", and the SEC has proposed rules that would relax current restrictions on investment by registered holding companies in certain "energy related", non-utility businesses. No prediction can be made as to the outcome of these legislative and regulatory proposals.


LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities was $61 million in 1995. The funds were primarily used to pay the company's construction program, to redeem $14 million of 4 5/8% First Mortgage Bonds which matured, and to pay common and preferred dividends. It is management's opinion that the company has adequate access to capital markets and will be able to satisfy anticipated capital requirements.

Construction expenditures were $29, $41 and $34 million in 1995, 1994 and 1993, respectively. For the five year period from 1996 through 2000, construction expenditures are estimated to be $180 million. The company anticipates that approximately 75% of the construction funds for years 1996 and 1997 will be generated internally. The 1996 and 1997 construction programs are estimated to be $32 and $36 million, respectively. Budgeted construction expenditures for 1997 and 1998 include approximately $14 million for a baghouse/precipitator at the Lansing unit #4 plant to comply with the Clean Air Act.

The company has authorization from the Federal Energy Regulatory Commission (FERC) to issue up to $70 million in short-term debt. At year end 1995, a $55 million line of credit was available. Lines of credit are generally used in support of commercial paper, which is the primary source of short-term financing. At year end 1995, the company had $39.3 million of commercial paper payable. The company projects that the short-term debt will decline to $36 million at year end 1996.

At December 31, 1995, based upon the most restrictive earnings test contained in the company's Indenture pursuant to which first mortgage bonds are issued, the company could issue in excess of $200 million of additional first mortgage bonds. The company's fixed charge coverage ratio was 3.7 times for 1995 and 2.7 times for 1994 and 1993.

The company's stock price increased from $23.75 at year end 1994 to $33.125 at year end 1995. Effective December 1994, the company elected to purchase shares of common stock for the Dividend Reinvestment and Stock Purchase Plan on the open market rather than issuing new stock. The company anticipates that it will resume the issuance of new stock to satisfy Dividend Reinvestment and Stock Purchase Plan requirements in the third quarter of 1996.

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


NEW ACCOUNTING STANDARD - SFAS 121

The Company will be required to adopt Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996. The new standard imposes stricter standards for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The company believes that the initial adoption of SFAS 121 will not have a material impact on its financial position or results of operations.


POWER PURCHASE CONTRACTS

In 1992, the company entered into three long-term power purchase contracts with other utilities. The contracts provide for the purchase of 255 MW of capacity through April 2001. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units. The three power purchase contracts required capacity payments of $24.6, $24.6 and $24.1 million in 1995, 1994 and 1993, respectively. Over the remaining life of the contracts, total capacity payments will be approximately $130 million. The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.

The rate structure approved by the Minnesota Public Utilities Commission
(MPUC) does not provide for full recovery of purchased power costs applicable to the Minnesota jurisdiction. A 1992 rate order by the MPUC held that the company had 100 MW of excess capacity. The company is seeking to adjust this disallowance in its current rate case.

The company has not filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and FERC jurisdictions. The payments of approximately $2.5 million annually are expensed as incurred.



CLEAN AIR ACT

The company meets the existing federal and state environmental regulations. The Federal Clean Air Act Amendments of 1990 requires reductions in sulfur dioxide and nitrogen oxide emissions from power plants. The most restrictive provisions relate to sulfur dioxide emissions. Phase 1 of the Clean Air Act became effective January 1, 1995, while Phase 2 is effective January 1, 2000. To comply with Phase 1, the company has switched to low sulfur coal and installed low nitrogen oxide burners. Although the financial impact of Phase 2 has not been fully determined, Phase 2 regulations will affect approximately 87% of the company's current generating capacity and will require capital, operating and maintenance costs beyond those required for Phase 1. The company anticipates the costs of compliance with the Clean Air Act will be recovered through the ratemaking process.


COAL TAR DEPOSITS

Early this century, various utilities including the company operated plants which produced manufactured gas for cooking and lighting. The company's facilities ceased operations approximately 40 years ago when natural gas pipelines were extended into the upper Midwest. Some of the former gasification sites contain coal tar waste products which may present an environmental hazard. The company has identified nine sites which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability for its pro rata share of expenses applicable to the sites.

Previous actions by Iowa, Illinois and Minnesota regulators have permitted utilities to recover prudently incurred unreimbursed investigation and remediation costs.

In 1957, the company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. In 1995, a settlement was reached with KCPL for sharing of costs to remediate the site. A Remedial Investigation and Feasibility Study has been approved and the company has assumed responsibility for managing the remediation of the Mason City site. The current estimated cost of soil remediation is $2.6 million, which will be paid by KCPL.

The company formerly operated a manufactured gas plant in Rochester, Minnesota. Soil remediation was completed in 1995 and post-remediation groundwater monitoring is underway. From 1991 through 1995, the company incurred costs aggregating $6.7 million applicable to the Rochester site.

In addition to the Rochester site, the company owned or operated four other manufactured gas plant sites in Minnesota: Albert Lea, Austin, New Ulm and Owatonna. Potentially hazardous wastes associated with former coal gasification operations have been identified at each site. The company anticipates that these sites will be investigated in 1996 or 1997. When the investigation process is complete, the company will be able to determine if any remediation will be necessary.

In April 1995, the company received an accounting order from the MPUC which allows the deferral of investigation and remediation costs applicable to the Rochester and Albert Lea sites and further allows the company to seek recovery in a rate case. The company's Minnesota gas rate case filed in May 1995 seeks recovery of $4.9 million. The company filed a petition in June 1995 for an accounting order which would allow it to defer and seek recovery in a future rate case the costs applicable to the three other Minnesota sites (Austin, Owatonna and New Ulm). Action by the MPUC is pending.

In addition, the company has identified three other sites: Galena and Savanna, Illinois, and Clinton, Iowa. Potentially hazardous wastes associated with former coal gasification operations have been identified at each of these sites. Little or no activity is expected at any of these sites in 1996.

In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and remediating the former coal gasification plants. Two insurers paid the company a total of $0.3 million in 1995 in order to be discharged from the lawsuit. The trial against the remaining insurers is expected to begin in Iowa in 1997. Neither the company nor its legal counsel is able to predict the amount of any insurance recovery, and accordingly, no potential recovery has been recorded.


LARGE ELECTRIC CUSTOMERS

The company's six largest electric customers consumed a total of 1,752,340 MWH of electricity in 1995, which accounts for over 32 percent of total MWH sales. These customers are involved in the production of agricultural, chemical and cement products and their usage is generally not affected by weather variations. The company is not aware of any plan by these customers to significantly reduce consumption. Electric consumption by these customers increased 4.9 percent over 1994, while 1994 consumption was 3.0 percent over 1993. The aggregate 1995 rate for these customers was approximately 3.4 cents per KWH.


DEMAND SIDE MANAGEMENT COSTS

Regulations in Iowa and Minnesota require that utilities conduct demand side management or energy efficiency programs. The company's long-term forecast projects that these programs may offset the need for approximately 150 MW of generating capacity by the year 2001. Program costs and related carrying costs are deferred pending regulatory prudency reviews.

The company's Minnesota rates recover jurisdictional demand side management expenditures and lost revenues. Other operating expenses for 1995, 1994 and 1993 include $0.6, $0.5 and $0.5 million, respectively, for the amortization of Minnesota demand side management costs. A 1994 Iowa Utilities Board (IUB) Order allows recovery of $6.7 million of deferred Iowa demand side management costs incurred through 1992 over a four year period; such recovery began October 1994. Other operating expenses for 1995 and 1994 include $1.2 and $0.3 million, respectively, for the amortization of Iowa demand side management costs. As of December 31, 1995 and 1994, the total demand side management costs deferred were $23.1 and $17.0 million, respectively. Of the $23.1 million deferred, approximately $19.8 million relates to demand side management costs incurred in 1995, 1994 and 1993. The company anticipates filing in Iowa in 1996 for recovery of costs incurred through 1995. Management believes that the amounts deferred meet the criteria established for recovery as demand side management costs.


ORDER 636

FERC Order 636, effective in late 1993, shifted primary responsibility for gas supply acquisition from pipelines to local distribution companies such as the company.

Order 636 provides a mechanism under which pipelines can recover prudently incurred transition costs associated with the restructuring process. The company paid $2.0 million of transition costs in 1995 and is currently recovering these costs from customers through the purchased gas adjustment clause. The company anticipates that under customary ratemaking practices, future transition costs will be recovered from customers, and has recorded on its balance sheet a liability and a corresponding regulatory asset in the amount of $3.2 million.


INDUSTRIAL AND COMMERCIAL GAS CUSTOMERS

Current regulatory rules allow industrial and commercial customers to purchase their gas supply directly from producers and use the company's facilities to transport the gas. Transportation customers pay the company a fee equivalent to the margin on a retail sale. Acting as a gas transporter, rather than as a merchant, reduces the risk applicable to taking ownership of the gas. Twenty-one large customers currently purchase a majority of their gas requirements from producers or gas marketers. Consumption for the three largest gas customers was up 4.4% over 1994 and currently accounts for approximately 66% of system throughput. The company's largest gas customer, which represents 31% of the company's total gas throughput, is committed by contract for the next six years.


GAS SYSTEM PROFITABILITY

Over the last five years, gas operating income before income taxes has averaged 5.5% of net gas utility plant. Environmental remediation costs, unfavorable rate treatment and the offering of incentive rates contributed to the low return. The company is seeking recovery of environmental remediation costs from insurance as well as through rates.


RATE MATTERS

The company filed for rate increases in 1995 in the Iowa electric, Iowa gas, Minnesota electric, and Minnesota gas jurisdictions. Such applications seek to recover the costs associated with the purchased power contracts, the environmental clean-up of former manufactured gas plant sites, jurisdictional post-retirement benefit costs, an increased return on common equity and attrition due to inflation.

The company filed an Iowa electric rate increase application in March 1995. The application requested an annual increase of $13.1 million. Interim rates in an annual amount of $7.1 million were placed in effect on June 29, 1995, subject to refund. A December 1995 IUB Order allowed an annual increase of $6.6 million, including a return on common equity of 11.35%. In 1996, the company will refund to customers approximately $250,000 collected in 1995 in excess of the final order. The 1995 financial statements include a provision for the refund.

The company filed an Iowa gas rate increase application in August 1995. The application requested an annual increase of $2.2 million. Interim rates in an annual amount of $1.3 million were placed in effect on October 20, 1995, subject to refund. The company and other parties to the rate application have agreed on an increase of $1.1 million subject to approval by the IUB. An IUB Order is expected by June 1996.

The company filed a Minnesota electric rate increase application in June 1995. The application requested an annual increase of $4.6 million (later adjusted by the company to $3.3 million). Interim rates were not requested. A MPUC Order is expected by April 1996.

The company filed a Minnesota gas rate increase application in May 1995. The application requested an annual increase of $2.4 million, including a return on common equity of 11.75%. Interim rates in an annual amount of $1.5 million were placed in effect in June 1995, subject to refund. A MPUC Order is expected by March 1996.

As discussed under Demand Side Management Costs, the company anticipates filing in 1996 for recovery of Iowa demand side management costs incurred in 1995, 1994 and 1993.


RESULTS OF OPERATIONS

The company's results of operations and financial condition are affected by numerous factors, including weather, general economic conditions and rate changes.

Earnings per share of common stock were $2.63 for 1995, compared with $1.92 for 1994 and $1.73 for 1993. Hot summer weather, electric and gas rate increases and cost cutting efforts contributed to the increased earnings. The 1995 return on common equity was 13.0%, compared with 9.5% for 1994 and 8.5% in 1993.

Electric retail sales for 1995 were unusually high primarily because of warm and humid weather during the air conditioning season. KWH use per residential customer was 8,280; 7,799 and 7,816 for years 1995, 1994 and 1993, respectively.

Electric "margin" is defined as electric revenue less the cost of fuel and power purchased. Electric margins for years 1995, 1994 and 1993 were $155.1, $142.0 and $137.8 million, respectively. The hot summer weather boosted the 1995 electric margin for residential sales by approximately $3.6 million. The Iowa electric rate increase implemented in June 1995 increased the electric margin by approximately $3.6 million.

Gas "margin" is defined as gas revenue less purchased gas cost. The gas margins for 1995, 1994 and 1993 were $17.8, $15.0 and $15.4 million, respectively. An increase in residential and transportation gas volumes of 2.3% and 7.8%, respectively, contributed to the higher gas margin. In addition, interim rate increases in the Minnesota and Iowa gas rate cases contributed $0.6 and $0.3 million, respectively.

Other operating expenses, excluding a MPUC deferred accounting order, were $51.1, $51.9 and $48.6 million for 1995, 1994 and 1993, respectively.

Other operating expenses for 1995 include $1.5 million of merger and strategic planning expenses. Other operating expenses for the years 1995, 1994 and 1993, include $1.0, $1.8 and $3.8 million, respectively, for environmental investigation, remediation and litigation costs.

Maintenance expense for 1995 was $14.9 million, compared to $17.2 million in 1994 and $16.8 million in 1993. The reduction is primarily due to cost cutting efforts.

Depreciation expense was $29.3, $27.8 and $26.3 million, for 1995, 1994 and 1993, respectively. The increase is primarily due to additional investment in pollution control equipment and the implementation of higher depreciation rates approved by the MPUC.

Property taxes were $13.4, $13.7 and $14.5 million, for 1995, 1994 and 1993, respectively. The majority of the decline is applicable to a decrease in assessed values in the state of Iowa.

The company and the Internal Revenue Service negotiated a settlement of income tax audits in 1994, for tax years through 1991. To reflect the settlement, the company recorded additional interest income and reduced income tax expense. The additional interest income and reduced income tax expense resulted in approximately $2.1 million of additional 1994 income.

Interest on long-term debt was $14.8, $15.4 and $16.2 million for 1995, 1994 and 1993, respectively. The decline is attributable to a 1994 Pollution Control Bond refinancing, as well as the maturity of $14 million of 4 5/8% First Mortgage Bonds on May 1, 1995, and the 1993 maturity of $6 million of 4 3/8% First Mortgage Bonds. The percentage of total capitalization attributable to long-term debt has declined from 45.4% at year end 1994 to 44.8% at year end 1995.

Other interest charges for 1995 were $2.3 million, compared with $1.8 million for 1994 and $0.6 million for 1993. Interest on commercial paper payable was $2.1, $0.7 and $0.3 million for 1995, 1994 and 1993, respectively. The increased commercial paper interest expense is primarily attributable to a higher average balance outstanding. At year end 1995, the company had $39.3 million of short-term commercial paper payable, compared with $35.6 million at year end 1994.

The company's investment in coal stockpiles was $15.8 million at December 31, 1995 and $19.4 million at December 31, 1994. Refinements to the company's fuel delivery process have decreased the amount of inventory required to carry the company over the winter.

The company's investment in gas stored underground was $2.4, $3.7 and $4.6 million at December 31, 1995, 1994 and 1993, respectively. The decline is attributable to low gas prices during the summer injection season of 1995 and the cancellation of a storage service which had been used in the prior two years.






Gas Sales                             1995               MCF VOLUMES
                                     Average                        1995
                                     Revenue         1995         vs. 1994
                                     per MCF      % of Total      % Change

Three Largest Transportation          $0.07          66.3%           4.4%
All Other Transportation               0.32           8.4           45.3
Residential                            5.13          13.7            2.3
Commercial                             4.31           8.0            1.0
Industrial                             3.24           3.2          (28.2)
Other                                  2.91           0.4          144.3
                                                    100.0%           5.0%



Electric Sales                    1995                      KWH SALES
                                 Average                1995        1994
                                 Revenue     1995     vs. 1994    vs. 1993
                                 per KWH  % of Total  % Change    % Change

Six Largest Industrial          3.4 cents    32.3%       4.9%        3.0%
All Other Industrial            4.4 cents    27.4        4.6         8.9
Residential (Non-Heat)          7.6 cents    17.3        9.0         2.1
General Service (Commercial)    6.3 cents    10.7        1.4        (5.8)
Sales for Resale                3.6 cents     5.6      (36.0)       53.6
Farm                            7.7 cents     2.9        0.1        (0.9)
Residential (Electric Heat)     6.4 cents     2.0        1.4        (4.3)
All Other Categories            7.8 cents     1.8       (8.9)      (11.1)
Total Company                   5.0 cents   100.0%       1.0%        5.8%



























Statements of Income and Retained Earnings

For the years ended December 31                1995      1994      1993
                                                (Thousands of Dollars)
OPERATING REVENUES:
 Electric                                  $274,873  $261,730  $255,759
 Gas                                         43,669    45,920    53,709
   Total operating revenues                 318,542   307,650   309,468

OPERATING EXPENSES:
 Operation:
   Fuel for electric generation              62,164    61,384    64,059
   Power purchased                           57,566    58,339    53,936
   Cost of gas sold                          25,888    30,905    38,309
   Other operating expenses                  45,717    51,917    48,567
 Maintenance                                 14,881    17,160    16,771
 Depreciation and amortization               29,560    28,212    26,955
 Income taxes:
   Federal current                           11,608     1,395     4,694
   State current                              3,549       454     1,445
   Deferred taxes - net                       6,506     7,092     3,856
   Investment tax credit amortization        (1,028)   (1,028)   (1,028)
 Property and other taxes                    15,990    16,298    17,080
   Total operating expenses                 272,401   272,128   274,644

OPERATING INCOME                             46,141    35,522    34,824

OTHER INCOME AND DEDUCTIONS                  (1,690)    1,990       780

INCOME BEFORE INTEREST CHARGES               44,451    37,512    35,604

INTEREST CHARGES:
 Long-term debt                              14,811    15,405    16,166
 Other interest charges                       2,325     1,772       596
 Borrowed funds used during construction       (341)     (332)     (145)
   Total interest charges                    16,795    16,845    16,617

NET INCOME                                   27,656    20,667    18,987

PREFERRED AND PREFERENCE STOCK DIVIDENDS     (2,458)   (2,454)   (2,861)

INCOME AVAILABLE FOR COMMON STOCK            25,198    18,213    16,126

RETAINED EARNINGS BEGINNING OF YEAR          55,893    57,397    60,648

DIVIDENDS ON COMMON STOCK                   (19,941)  (19,717)  (19,377)

RETAINED EARNINGS END OF YEAR              $ 61,150  $ 55,893  $ 57,397

EARNINGS PER AVERAGE COMMON SHARE
 OUTSTANDING based on 9,564,287;
 9,478,741 and 9,316,387 shares,
 respectively                              $   2.63  $   1.92  $   1.73

DIVIDENDS PAID PER COMMON SHARE            $   2.08  $   2.08  $   2.08


The accompanying notes are an integral part of these financial statements.

Balance Sheets

ASSETS
As of December 31

                                                    1995          1994
                                                  (Thousands of Dollars)

UTILITY PLANT:
 In Service:
   Electric:
     Production                                  $374,489       $369,828
     Transmission                                 183,858        178,891
      Distribution                                221,645        211,731
     General                                       54,232         50,460
     Total Electric                               834,224        810,910
   Gas                                             63,303         61,447
                                                  897,527        872,357
   Less - accumulated depreciation                402,685        379,216
                                                  494,842        493,141
 Held for future use                                  590            592
 Construction work in progress                      3,095          6,948
      Net utility plant                           498,527        500,681



OTHER PROPERTY AND INVESTMENTS                        555            522



CURRENT ASSETS:
 Cash and cash equivalents                          1,537          1,537
 Accounts receivable, less reserves of $200        27,797         22,350
 Inventories - at average cost:
   Fuel                                            19,332         24,220
   Materials and supplies                           5,509          5,208
 Prepaid pension cost                               3,870          3,702
 Prepaid income tax                                 6,690          6,197
 Other prepayments and current assets                 614          2,252
      Total current assets                         65,349         65,466



DEFERRED DEBITS:
 Regulatory assets                                 62,841         54,958
 Unamortized debt expense                           5,915          6,116
 Other                                              1,129          1,102
      Total deferred debits                        69,885         62,176





TOTAL                                            $634,316       $628,845



The accompanying notes are an integral part of these financial statements. Balance Sheets

CAPITALIZATION AND LIABILITIES
As of December 31

                                                    1995          1994
                                                  (Thousands of Dollars)

CAPITALIZATION, per accompanying statements:
 Common stock, par value $3.50 per share;
   authorized - 30,000,000 shares; issued and
   outstanding - 9,564,287 in 1995 and 1994      $ 33,475       $ 33,475
 Additional paid-in capital                       103,145        103,137
 Retained earnings                                 61,150         55,893
   Total common equity                            197,770        192,505

 Preferred stock (optional sinking fund)           10,819         10,819
 Preferred stock (mandatory sinking fund)          24,036         23,933
 Long-term debt                                   188,880        189,032
   Total capitalization                           421,505        416,289


CURRENT LIABILITIES:
 Commercial paper                                  39,300         35,600
 Long-term debt maturing within one year                -         14,000
 Accounts payable                                  11,868         14,133
 Dividends payable - preferred stock                  599            599
 Payrolls accrued                                   2,846          2,634
 Taxes accrued                                     16,758         13,778
 Interest accrued                                   2,819          2,930
  FERC Order 636 transition costs                   3,200          5,200
 Other                                              4,756          2,878
   Total current liabilities                       82,146         91,752


DEFERRED CREDITS AND OTHER NON-CURRENT
LIABILITIES:
 Accumulated deferred income taxes                 95,518         88,176
 Accumulated deferred investment tax credits       18,041         19,069
 Deferred pension cost                              4,900          4,827
 Accrued postretirement benefit cost                2,792          2,869
 Environmental clean-up costs                       6,860          3,470
 Other                                              2,554          2,393
   Total deferred credits and other non-current
      liabilities                                 130,665        120,804


COMMITMENTS AND CONTINGENCIES





 TOTAL                                           $634,316       $628,845




Statements of Cash Flows
For the years ended December 31
                                                   1995     1994     1993
                                                    (Thousands of Dollars)
RECONCILIATION OF NET INCOME TO CASH FLOWS
 FROM OPERATING ACTIVITIES:
 Net Income                                     $27,656  $20,667  $18,987
 Adjustment for non-cash items:
  Depreciation and amortization                  29,560   28,212   26,955
  Deferred income taxes                           6,912    5,488    5,259
  Investment tax credit amortization             (1,028)  (1,028)  (1,028)
  Equity funds used during construction (AFUDC)       -     (166)     (68)
  Prepaid pension cost                               74        9      812
 Changes in assets and liabilities:
  Accounts receivable - net                      (5,447)   3,710   (1,998)
  Inventories                                     4,599   (1,536)   3,751
  Accounts payable and other current liabilities (6,415)   4,324    3,686
  Accrued and prepaid taxes                       2,379   (1,011)  (2,602)
  Interest accrued                                 (111)    (160)  (1,061)
  Other prepayments and current assets            1,469     (656)    (249)
  Rate refund payable                               256        -   (4,064)
  Regulatory assets - deferred demand side
   management costs                              (6,177)  (7,295)  (5,005)
  Regulatory assets - other                       4,263   (8,267)       -
 Other operating activities                       3,275      721    1,930
 Cash flows from operating activities            61,265   43,012   45,305

CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to utility plant                     (28,238) (40,600) (33,904)
 Borrowed funds used during construction (AFUDC)   (341)    (332)    (145)
 Other                                              137     (658)    (231)
 Cash flows from investing activities           (28,442) (41,590) (34,280)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                             -    4,237    2,786
 Issuance of preferred stock                          -        -   27,250
 Issuance of long-term debt                           -   13,250   94,000
 Retirement of long-term debt                   (14,235) (13,487) (88,784)
 Redemption of preferred and preference stock         -        -  (25,474)
 Debt and stock discount and financing expenses       -     (357)  (8,795)
 Dividends on common, preferred and preference
  stock                                         (22,288) (22,111) (22,331)
 Sale of commercial paper - net                   3,700   15,500   11,100
 Cash flows from financing activities           (32,823)  (2,968) (10,248)

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                    $     -  $(1,546) $   777

CASH AND CASH EQUIVALENTS:
 Beginning of year                              $ 1,537  $ 3,083  $ 2,306
 End of year                                    $ 1,537  $ 1,537  $ 3,083

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest (net of interest capitalized)        $16,655  $16,773  $17,588
  Income taxes                                  $11,134  $ 8,066  $ 8,863

The accompanying notes are an integral part of these financial statements. Statements of Capitalization

As of December 31                                 1995            1994
                                                  (Thousands of Dollars)

COMMON EQUITY                                 $197,770  46.9% $192,505  46.2%

CUMULATIVE PREFERRED STOCKS:
 Authorized:
  Preferred  - 2,000,000 shares at $50.00 par value
  Preference - 2,000,000 shares at $1.00 par value (A)

 Issued and outstanding (B):

                  Redemption
 Series   Shares    Price

 Preferred with optional sinking fund provisions:
 4.36%    60,455   $52.30                        3,023           3,023
 4.68%    55,926   $51.62                        2,796           2,796
 7.76%   100,000   $52.03                        5,000           5,000
                                                10,819   2.6%   10,819   2.6%

 Preferred with mandatory sinking fund provisions:
 6.40%   545,000   $53.20                       27,250          27,250
 Unamortized Discount on 6.40% Preferred Stock  (1,990)         (2,053)
 Unamortized Issuance Expense on 6.40%
  Preferred Stock                                 (104)           (108)
 Unamortized Call Premiums on Preferred Stock   (1,120)         (1,156)
                                                24,036   5.7%   23,933   5.8%
LONG-TERM DEBT:
 First Mortgage Bonds:
 6 1/8% Series due 1997                         17,000          17,000
 8    % Series due 2007                         25,000          25,000
 8 5/8% Series due 2021                         25,000          25,000
 7 5/8% Series due 2023                         94,000          94,000
                                               161,000         161,000
Pollution Control Revenue Bonds:
 5.95%  due 1996 to 1998                         6,300           6,525
 6 3/8% due 1998 to 2007                        11,400          11,400
 5.75%  due 2003                                 1,000           1,000
 6.25%  due 2009                                 1,000           1,000
 6.30%  due 2010                                 5,600           5,600
 6.35%  due 2012                                 5,650           5,650
                                                30,950          31,175

Other Long-Term Debt                               104             115

Unamortized Discount on Long-Term Debt          (3,174)         (3,258)

Total Long-Term Debt - net                     188,880  44.8%  189,032  45.4%

TOTAL CAPITALIZATION                          $421,505 100.0% $416,289 100.0%

(A)  None outstanding.

(B) Redeemable at the option of the company upon 30 days notice at the current prices shown.


The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.  Summary of Accounting Policies

GENERAL
The company is an operating public utility engaged primarily in the generation, transmission, distribution and sale of electricity. The company also distributes and sells natural gas. The company is subject to seasonal variations common to the utility industry.

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

DEPRECIATION
Depreciation is computed on the straight-line method based on net salvage values and the estimated remaining service lives of depreciable property. The provision for book depreciation as a percentage of the average balance of depreciable property in service was 3.5% in 1995 and 1994 and 3.4% in 1993.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
AFUDC includes the net cost of borrowed funds and a reasonable rate on equity funds used for construction. It was capitalized at gross rates of 6.0% for 1995, 6.3% for 1994 and 6.0% for 1993. Gross AFUDC rates are computed in accordance with the FERC regulations, including approval to incorporate demand side management costs in the formula. AFUDC does not contribute to the current cash flow of the company. Under normal regulatory practices, the company anticipates earning a fair rate of return on such capitalized costs and recovery of those costs in customer rates after completion of the related construction.

STATEMENTS OF CASH FLOWS
For purposes of the statements of cash flows, the company considers all liquid investments with a maturity of three months or less to be cash equivalents.

REVENUES AND FUEL COSTS
Annual revenues do not include unbilled revenues for service rendered from the date of the last meter reading to year end. The company's electric and gas tariffs contain a fuel adjustment clause and a purchased gas adjustment clause whereby increases or decreases in fuel costs are included in current revenue without having changes in base rates approved in formal hearings. Purchased capacity costs are not recovered from electric customers through fuel adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding.

DEBT REACQUISITION PREMIUM
In accordance with normal regulatory practices, the company defers debt redemption premiums and amortizes such costs over the life of the replacement bonds.

REGULATORY ASSETS
Regulatory assets represent probable future revenue associated with certain incurred costs. The company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation".

Regulatory assets of $62.8 million are classified as deferred debits on the balance sheet. Deferred income taxes, environmental clean-up costs and FERC Order 636 transition costs have corresponding deferred credits. Demand side management costs (DSM) and Minnesota deferred employee/retiree benefits do not have corresponding liabilities. Regulators allow the company to earn a return on DSM costs, but not on the other regulatory assets.

At December 31, 1995, regulatory assets were as follows:

                                                  Regulatory Assets
                                                (Millions of Dollars)
Deferred income taxes (Note 9)                          $27.8
Deferred demand side management (Note 12)                23.1
Environmental clean-up (Note 2)                           6.2
FERC Order No. 636 transition costs (Note 8)              3.2
Employee/retiree benefits (Note 7)                        2.4
Other                                                     0.1
     Total                                              $62.8


NEW ACCOUNTING STANDARD
The company will be required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996. The new standard imposes stricter standards for regulatory assets by requiring that such assets be probable of future recovery at each balance sheet date. The company believes that the initial adoption of SFAS 121 will not have a material impact on its financial position or results of operations.

SIGNIFICANT ESTIMATES
Significant estimates used in the preparation of the accompanying financial statements include environmental remediation costs, depreciation and projection of future employee pension and medical benefits. Such estimates are based on informed judgement with appropriate consideration to materiality. In the opinion of management, the financial statements fairly state the company's financial position and the results of operations.

CONCENTRATION OF SALES
The company provides service to six large electric customers which account for over 32% of electric MWH sales. The company provides transportation service to three large gas customers, which account for 66% of system throughput. The company does not take title to the gas consumed by these transportation customers. The Management's Discussion and Analysis section of the Annual Report provides additional information regarding these large electric and gas customers.

In addition, the company provides electric service to 163,394 electric customers in 234 communities and 48,823 gas customers in 39 communities. Credit risk for these customers is spread over a diversified base of residential, commercial and small industrial customers.

RECLASSIFICATIONS
Certain reclassifications have been made to the prior years financial statements to conform with the presentation for 1995. Such reclassifications had no impact on net income or stockholders' equity.


2.  Environmental Regulations

The company is subject to various federal and state government environmental regulations. The company meets existing air and water regulations. The Federal Clean Air Act requires reductions in certain emissions from power plants. The company has switched to a low sulfur coal and installed low nitrogen oxide burners at the 217 MW plant affected by Phase 1, which became effective January 1, 1995. Management anticipates that additional costs incurred to comply with Phase 2 environmental standards, which take effect January 1, 2000, will be recovered through customer rates.

The company has identified nine sites which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability for its pro rata share of expenses applicable to the sites.

In 1957, the company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. In 1995, a settlement was reached with KCPL for sharing of costs to remediate the site. A Remedial Investigation and Feasibility Study has been approved and the company has assumed responsibility for managing the remediation of the Mason City site. The current estimated cost of soil remediation is $2.6 million, which will be paid by KCPL.

The company formerly operated a manufactured gas plant in Rochester, Minnesota. Soil remediation was completed in 1995 and post-remediation groundwater monitoring is underway. From 1991 through 1995, the company incurred costs aggregating $6.7 million applicable to the Rochester site.

In addition to the Rochester site, the company owned or operated four other manufactured gas plant sites in Minnesota: Albert Lea, Austin, New Ulm and Owatonna. Potentially hazardous wastes associated with former coal gasification operations have been identified at each site. The company anticipates that these sites will be investigated in 1996 or 1997. When the investigation process is complete, the company will be able to determine if any remediation will be necessary.

In April 1995, the company received an accounting order from the Minnesota Public Utilities Commission (MPUC) which allows the deferral of investigation and remediation costs applicable to the Rochester and Albert Lea sites and further allows the company to seek recovery in a rate case. The company's Minnesota gas rate case filed in May 1995 seeks recovery of $4.9 million. The company filed a petition in June 1995 for an accounting order which would allow it to defer and seek recovery in a future rate case of costs applicable to the three other Minnesota sites (Austin, Owatonna and New Ulm). Action by the MPUC is pending.

In addition, the company has identified three other sites: Galena and Savanna, Illinois, and Clinton, Iowa. Potentially hazardous wastes associated with former coal gasification operations have been identified at each of these sites. Little or no activity is expected at any of these sites in 1996.

In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and remediating the former coal gasification plants. Two insurers paid the company a total of $0.3 million in 1995 in order to be discharged from the lawsuit. The trial against the remaining insurers is expected to begin in Iowa in 1997. Neither the company nor its legal counsel is able to predict the amount of any insurance recovery, and accordingly, no potential recovery has been recorded.

Previous actions by Iowa, Illinois and Minnesota regulators have permitted utilities to recover prudently incurred unreimbursed investigation and remediation costs.


3.  Fair Value of Financial Instruments

The estimated fair values of the company's financial instruments at year end 1995 and 1994 did not vary significantly from their carrying values. The estimated fair values were based on quoted market prices for the same or similar issues or on the current rates for debt of the same remaining maturities.


4.  Preferred, Preference and Common Stock

In 1993, the company issued 545,000 shares of 6.40% $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003 the company is required to redeem annually $1.4 million of 6.40% preferred stock (27,250 shares). The discount and other issuance expenses in an aggregate amount of $2.1 million as of year end 1995 are reflected as an offset to preferred stock and are being amortized to common equity.

Call premiums related to the 1993 retirement of the preferred and preference stock in the amount of $1.1 million as of year end 1995 are reflected as an offset to preferred stock and are being amortized to common equity. The amortization transfers the amount of the call premiums from preferred to common equity over the life of the refunding 6.40% issue, but has no effect on net income.

In 1993, the company retired preferred and preference stock as follows:

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

The company's Common Stock Dividend Reinvestment and Stock Purchase Plan gives the company the option of issuing new stock or purchasing shares on the open market. The Dividend Reinvestment Plan acquired 176,971; 44,868 and 60,299 shares of common stock on the open market during 1995, 1994 and 1993, respectively. The company received $4.2 million for 174,446 shares of new common stock issued in the first eleven months of 1994 and $2.8 million for 92,093 shares of new common stock issued in 1993. None of the authorized shares of preferred, preference or common stock are reserved for officers and employees, or for options, warrants, conversions and other rights.


5.  Long-Term Debt

On May 1, 1995, $14 million of 4 5/8% First Mortgage Bonds matured. Total debt maturities for the years 1996 through 2000 are $0.2, $17.2, $6.3, $0.4 and $0.4 million, respectively.

Annual sinking fund requirements are $2.0, $1.8, $1.8, $1.8 and $1.8 million for the years 1996 through 2000, respectively. Such sinking fund requirements for first mortgage bonds may be satisfied with property additions at the rate of 167% of such requirements. Sinking fund requirements for 1995 were met by property additions.


6.  Short-Term Borrowings

The company had available bank lines of credit aggregating $55.0 million at December 31, 1995. There are no compensating balances required, but some of the banks require commitment fees; such fees were not significant. The maximum amount of short-term borrowing at any month end in 1995, 1994 and 1993 was $46.8, $35.6 and $20.1 million, respectively, all in commercial paper, with the average outstanding borrowing during the year of $36.2, $15.6 and $9.4 million, respectively. The average interest rate on borrowings was 5.96%, 4.73% and 3.29% for the years 1995, 1994 and 1993, respectively. At December 31, 1995, the interest rate was 5.85%.


7.  Employee/Retiree Benefits

The company has a non-contributory defined benefit pension plan for all full-time employees. Plan benefits are based primarily on years of service and employee compensation. The company uses the "projected unit credit" actuarial method in computing pension costs for accounting purposes. Plan assets consist of high-grade bonds, commercial mortgages and other fixed income investments. Company policy is to fund the plan under the "aggregate" actuarial cost method to the extent deductible under tax regulations. Contributions to the plan for the years ended December 31, 1995, 1994 and 1993 were $3.4, $3.4 and $2.8 million, respectively. In addition to the pension plan, the company has a non-qualified supplemental retirement plan which, as amended in 1995, provides a retirement benefit for officers of the company.

The company is collecting an annual funding amount in customer rates and anticipates that it will continue to do so. The cumulative difference between the higher funded amount and the accounting pension cost amount is a deferred credit on the balance sheet.



Pension Cost Components:                1995        1994         1993
                                           (Thousands of Dollars)
Service cost                          $ 2,369     $ 2,668      $ 1,888
Return on plan assets                  (3,335)     (1,707)      (2,214)
Interest cost on projected benefit
   obligation                           3,778       3,710        3,504
Net amortization and deferral             196        (953)      (1,270)
Net pension cost                      $ 3,008     $ 3,718      $ 1,908

The assumptions used for measurement purposes are as follows:

Discount rate for obligation                7.5%       7.5%       7.0%
Discount rate for expense                   7.5%       7.0%       8.0%
Assumed rate of compensation increase       5.0%       5.0%       5.0%
Expected long-term rate of return           8.0%       7.0%       8.0%


Reconciliation of Funded Status
as of November 1:

Plan assets at fair value                   $49,568    $49,282    $48,827

Vested benefit obligation                   $35,024    $36,626    $34,242
Nonvested benefit obligation                  1,970      2,365      1,728
Accumulated benefit obligation               36,994     38,991     35,970
Additional benefits based on
  estimated future salary levels             16,972     13,547     13,872
Projected benefit obligation                $53,966    $52,538    $49,842


Plan assets greater or (less) than
  the projected benefit obligation          $(4,398)   $(3,256)   $(1,015)
Unrecognized net obligation at
  October 31, 1986, being amortized
  over 16.1 years                             2,412      2,753      3,094
Unrecognized prior service cost                 911      3,487        399
Unrecognized net (gain)loss                   4,945        718      2,340
Net prepaid pension cost                    $ 3,870    $ 3,702    $ 4,818


In addition to providing pension benefits, the company provides life insurance for retired employees and health care benefits for 930 retirees and spouses. Substantially all of the company's 902 full-time employees and spouses become eligible for benefits if they reach retirement age while working for the company. The estimated future cost of providing these postretirement benefits is accrued during the employees' service periods, and was $4.1, $4.9 and $4.9 million for 1995, 1994 and 1993, respectively. Funding of the benefit obligation is concurrent with recovery in customer rates. Plan assets consist of high-grade debt securities. Assuming a one percent increase in the medical cost trend rate, the company's 1995 cost of postretirement benefits would increase by $0.5 million and the accumulated benefit obligation would increase by $4.1 million.





The table below sets forth the postretirement health care plan's accumulated benefit obligation (in thousands):

                                       December 31, 1995  January 1, 1995
Retirees                                    $21,168           $18,902
Active plan participant                      13,141            12,642
Total accumulated benefit obligation         34,309            31,544
Less fair value of plan assets                6,640             4,072
Accumulated postretirement benefit
  obligation in excess of plan assets        27,669            27,472
Unrecognized net gain or (loss)                 812             1,756
Unrecognized transition obligation          (23,991)          (25,253)
Accrued postretirement benefit cost         $ 4,490           $ 3,975

The components of the estimated cost of postretirement benefits other than pensions for the twelve months ended December 31, 1995 and 1994, are as follows (in thousands):
                                              1995             1994
Service cost                                $1,097            $1,205
Return on plan assets                         (440)              (48)
Interest cost on accrued postretire-
  ment benefit obligation                    2,291             2,345
Amortization of transition obligation        1,543             1,543
Net amortization and deferral                 (377)             (159)
Net cost                                    $4,114            $4,886

The assumptions used for measurement purposes are as follows:
                                            1996              1995
Discount rate for obligations               7.5%              7.5%
Discount rate for expense                   7.5%              7.0%
Initial medical cost trend rate             8.0%              9.0%
Ultimate medical cost trend rate            6.0%              6.0%
Year that the medical cost trend
  rate is assumed to decrease to
  the ultimate rate                         1997              1997


8.  Rate Matters

IOWA
The company filed an Iowa electric rate increase application in March 1995. The application requested an annual increase of $13.1 million. Interim rates in an annual amount of $7.1 million were placed in effect on June 29, 1995, subject to refund. A December 1995 Iowa Utilities Board
(IUB) Order allowed an annual increase of $6.6 million, including a return on common equity of 11.35%. In 1996, the company will refund to customers approximately $250,000 collected in 1995 in excess of the final order. The 1995 financial statements include a provision for the refund. The company filed an Iowa gas rate increase application in August 1995. The application requested an annual increase of $2.2 million. Interim rates in an annual amount of $1.3 million were placed in effect on October 20, 1995, subject to refund. The company and other parties to the rate application have agreed on an increase of $1.1 million subject to approval by the IUB. An IUB Order is expected by June 1996.

MINNESOTA
The company filed a Minnesota electric rate increase application in June 1995. The application requested an annual increase of $4.6 million (later adjusted by the company to $3.3 million). Interim rates were not requested. A MPUC Order is expected by April 1996. The company filed a Minnesota gas rate increase application in May 1995. The application requested an annual increase of $2.4 million, including a return on common equity of 11.75%. Interim rates in an annual amount of $1.5 million were placed in effect in June 1995, subject to refund. A MPUC Order is expected by March 1996.

FEDERAL ENERGY REGULATORY COMMISSION (FERC)
FERC Order 636 provides a mechanism under which gas pipelines can recover transition costs from local distribution companies. The company estimates its remaining share of transition costs will aggregate approximately $3.2 million payable in declining annual installments from 1996 to 2005. The company is recovering transition costs from customers.


9.  Income Taxes

A deferred tax asset or liability is recognized for each temporary book/tax difference. Corresponding regulatory assets or liabilities, reflecting the anticipated future rate treatment, have also been recognized. The balance sheet as of December 31, 1995, includes regulatory assets and deferred tax liabilities in an equal amount of $27.8 million. Investment tax credits have been deferred and are credited to operating income over the lives of the property which gave rise to the credits.


The principal components of the company's deferred tax (assets) liabilities recognized in the December 31, 1995 and 1994, balance sheet are shown below:

Item:                                       Thousands of Dollars
                                             1995          1994
Property                                   $84,865       $80,484
Energy Conservation Costs                    7,589         5,195
Call Premiums on Reacquired Bonds            1,948         2,005
Unbilled Revenue                            (3,348)       (3,310)
Other                                       (2,226)       (2,396)
Total                                      $88,828       $81,978

Gross deferred assets                      $(6,690)      $(6,197)
Gross deferred liabilities                  95,518        88,175
Total                                      $88,828       $81,978


The total income tax expense produces the overall effective income tax rate shown in the table. The percentages are computed by dividing total income tax expense by the sum of such tax expense and net income.

                                                     1995   1994   1993

Federal statutory tax rate                           35.0%  35.0%  35.0%
Increases (reductions) in taxes resulting from:
State income taxes net of federal income tax benefit  5.7%   4.0%   4.7%
Investment tax credit amortization                   (2.2%) (3.4%) (3.6%)
Additional depreciation deducted for book purposes    1.5%   2.0%   2.0%
Other                                                 1.3%  (6.8%) (4.8%)
Overall effective income tax rate                    41.3%  30.8%  33.3%

The current and deferred tax expense is comprised of (Thousands):

Federal and state currently payable        $15,157    $1,849   $6,139
Deferred income tax - federal and state:
Additional tax depreciation - net            3,673     3,270    3,256
Coal contract buyout                             -         -     (526)
Energy efficiency costs                      2,394     2,413    1,466
Environmental clean-up                         154     2,010   (1,166)
Other                                          285      (601)     826
Investment tax credit amortization          (1,028)   (1,028)  (1,028)
Federal and state currently payable -
other income and deductions                 (1,182)    1,276      497
Total                                      $19,453    $9,189   $9,464


10.  Jointly-Owned Utility Plant

The company has a 21.528% (134,300 KW) interest in a 624,000 KW coal-fired unit (Neal #4), completed in 1979. Amounts at December 31, 1995 and 1994, included in utility plant were $82.0 million and the accumulated provision for depreciation was $40.8 and $38.6 million, respectively. In addition, the company has a long-term participation power purchase for 25,000 KW of Neal #4 generating capacity which expires in 2003. Minimum future capacity payments under the participation power purchase agreement are approximately $15.7 million. The 21.528% ownership share and the long-term participation purchase provide the company with an aggregate of 159,300 KW of Neal #4 generating capacity.

The company also has a 4% (28,000 KW) interest in a 675,000 KW coal-fired unit (Louisa #1), completed in 1983. Utility plant at December 31, 1995 and 1994, was $24.8 million and the accumulated provision for depreciation was $9.6 and $8.8 million, respectively.

The company's share of direct expenses of Neal #4 and Louisa #1 is included in the appropriate operating expenses in the statements of income and retained earnings.


11.  Purchased Power Contracts

The company has three long-term power purchase contracts with other electric utilities. The contracts provide for the purchase of 255 megawatts of capacity through April 2001. The company is obligated to pay the capacity charges regardless of the actual electric demand by the company's customers. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units.

The three power purchase contracts required capacity payments of $24.6, $24.6 and $24.1 million in 1995, 1994 and 1993, respectively. Over the remaining period of the contracts, total capacity payments will be approximately $130 million.

In Iowa the IUB has concluded that the capacity purchases were prudent and allowed recovery of costs in rates.

The rate structure approved by the MPUC does not provide for full recovery of purchased power applicable to the Minnesota jurisdiction. A 1992 rate order by the MPUC held that the company had 100 MW of excess capacity. The company is seeking to adjust this disallowance in its current rate case.

The company has not filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and FERC jurisdictions. The payments of approximately $2.5 million annually are expensed as incurred.

The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.


12.  Demand Side Management Costs

Minnesota and Iowa regulations require that utilities conduct energy efficiency and demand side management programs. Demand side management expenditures applicable to the Minnesota jurisdiction in an annual amount of approximately $0.6 million are currently being recovered through rates. Iowa jurisdiction tariffs which provide for the recovery of demand side management costs incurred through December 31, 1992, were placed in effect in October 1994. The Iowa tariffs provide for the recovery of $6.7 million of demand side management costs over a four year period. The company anticipates filing in 1996 for recovery of costs incurred through 1995. As of December 31, 1995 and 1994, the amounts deferred were $23.1 and $17.0 million, respectively.


13.  Quarterly Information (Unaudited)

The quarterly information has not been audited but, in the opinion of the company, reflects all adjustments necessary for the fair statement of the results of operations for each period.

The quarterly data shown below reflects seasonal and timing variations which are common in the utility industry.

                                            (Thousands of Dollars)
                                          (Except Earnings Per Share)
1995                                 March 31  June 30   Sept. 30  Dec. 31

Operating revenues                   $82,765   $72,054   $86,340   $77,383
Operating income                      11,815    10,880    15,283     8,163
Net income                             7,757     3,865    11,731     4,303
Earnings per share of common stock       .74       .34      1.16       .38



1994                                 March 31  June 30   Sept. 30  Dec. 31

Operating revenues                   $85,575   $71,863   $79,808   $70,404
Operating income                      13,051     5,460    10,607     6,404
Net income                             9,251     1,354     6,867     3,195
Earnings per share of common stock       .91       .07       .65       .27


Net income for the fourth quarter of 1995 was $4.3 million, compared with $3.2 million in 1994. Increased electric and gas sales, electric and gas rate increases and cost containment efforts were major factors.

Residential electric sales for the fourth quarter of 1995 increased 6.2% over the same period of 1994, while large power and light sales increased 2.8%. The electric margin for the fourth quarter of 1995 (revenue minus cost of fuel and purchased power) was $36.1 million compared to $33.2 million for the same period of 1994. The Iowa electric rate increase implemented in June 1995 contributed $1.4 million to the fourth quarter electric margin.

The gas margin for the fourth quarter of 1995 (revenue minus cost of gas sold) was $5.3 million compared to $2.8 million for the same period of 1994. Residential and transportation gas volumes increased 29.5% and 6.9%, respectively. Minnesota and Iowa interim rate increases in an annual amount of $1.5 and $1.3 million, respectively, were implemented in June and October 1995.
Other operating expense for the fourth quarter of 1995 includes $1.3 million of legal and consulting fees related to the proposed merger of Interstate Power Company, IES Industries and WPL Holdings.


14.  Commitments and Contingencies

The company has a barge transportation contract, coal supply contracts, a rail transportation contract and a coal transloading agreement applicable to its power plants. Such contracts, the last of which expires in 1999, require estimated minimum future payments of $110.7 million.

The company has two natural gas supply contracts, four natural gas transportation contracts, and two natural gas storage contracts, which collectively obligate the company for a minimum annual commitment of approximately $9.8 million. Such agreements individually expire from 1996 through 2001.


15.  Merger

The Company, WPL Holdings, Inc. (WPLH) and IES Industries Inc. (IES) have entered into an Agreement and Plan of Merger (Merger Agreement), dated November 10, 1995, providing for: a) Interstate Power Company (IPC) becoming a wholly-owned subsidiary of WPLH and b) the merger of IES with and into WPLH, which merger will result in the combination of IES and WPLH as a single holding company (collectively, the Proposed Merger). The new holding company will be named Interstate Energy Corporation (Interstate Energy) and IES will cease to exist. The Proposed Merger, which will be accounted for as a pooling of interests, is subject to approval by the shareholders of each company as well as several federal and state regulatory agencies. The companies expect to receive the shareholder approvals in the second quarter of 1996 and the regulatory approvals by the second quarter of 1997.

Under the terms of the Merger Agreement, the outstanding shares of WPLH's common stock will remain unchanged and outstanding as shares of Interstate Energy. Each outstanding share of IES common stock will be converted to
0.98 shares of Interstate Energy's common stock. Each share of the Company's common stock will be converted to 1.11 shares of Interstate Energy's common stock. It is anticipated that Interstate Energy will retain WPLH's common share dividend payment level as of the effective time of the merger. On January 24, 1996, the Board of Directors of WPLH declared a quarterly dividend of 49.25 cents per share. This represents an equivalent annual dividend rate of $1.97 per share.

WPLH is a holding company headquartered in Madison, Wisconsin, and is the parent company of Wisconsin Power and Light Company (WP&L) and Heartland Development Corporation (HDC). WP&L supplies electric and gas service to approximately 377,000 and 146,000 customers, respectively, in south and central Wisconsin. HDC and its principal subsidiaries are engaged in businesses in three major areas: environmental engineering and consulting, affordable housing and energy services.

IES is a holding company headquartered in Cedar Rapids, Iowa, and is the parent company of IES Utilities Inc. (Utilities) and IES Diversified Inc. (Diversified). Utilities supplies electric and gas service to approximately 333,000 and 174,000 customers, respectively, in Iowa. Diversified and its principal subsidiaries are primarily engaged in the energy-related, transportation and real estate development businesses.

Interstate Energy will be the parent company of Utilities, WP&L and IPC and will be registered under the Public Utility Holding Company Act of 1935 (1935 Act), as amended. The merger agreement provides that these operating utility companies will continue to operate as separate entities for a minimum of three years beyond the effective date of the merger. In addition, the non-utility operations of IES and WPLH will be combined shortly after the effective date of the merger under one entity to manage the diversified operations of Interstate Energy. The corporate headquarters of Interstate Energy will be in Madison.

The Securities and Exchange Commission (SEC) historically has interpreted the 1935 Act to preclude registered holding companies, with limited exceptions, from owning both electric and gas utility systems. Although the SEC has recently recommended that registered holding companies be allowed to hold both gas and electric utility operations if the affected states agree, it remains possible that the SEC may require as a condition to its approval of the Proposed Merger that the Company, WPLH and IES divest their gas utility properties, and possibly certain non-utility ventures of IES and WPLH, within a reasonable time after the effective date of the Proposed Merger.

The operating revenues, net income from continuing operations and total assets of the companies were as follows:
                                                                PRO FORMA
                                                                COMBINED
                                  IES         WPLH     IPC     (Unaudited)
                                           (in thousands)

1995 operating revenues         $851,010    $807,255 $318,542   $1,976,807

1995 net income from
   continuing operations          64,176      71,618   25,198      160,992

Assets at December 31, 1995    1,985,591   1,872,414  634,316    4,492,321







16.  Segments of Business

Information about the company's operations in different segments of business for 1995, 1994 and 1993 are shown in the table below.

                                           Electric     Gas       Total
                                              (Thousands of Dollars)
1995

Revenue                                    $274,873   $43,669   $318,542

Operating income (Before income taxes)     $ 57,255   $ 9,521   $ 66,776

Depreciation and amortization expense      $ 27,442   $ 2,118   $ 29,560

Capital expenditures                       $ 26,583   $ 2,117   $ 28,700

Utility plant - net                        $459,250   $39,277   $498,527



1994

Revenue                                    $261,730   $45,920   $307,650

Operating income (Before income taxes)     $ 42,881   $   554   $ 43,435

Depreciation and amortization expense      $ 26,156   $ 2,056   $ 28,212

Capital expenditures                       $ 38,129   $ 2,969   $ 41,098

Utility plant - net                        $461,245   $39,436   $500,681


1993

Revenue                                    $255,759   $53,709   $309,468

Operating income (Before income taxes)     $ 44,573   $  (782)  $ 43,791

Depreciation and amortization expense      $ 24,732   $ 2,223   $ 26,955

Capital expenditures                       $ 29,030   $ 5,087   $ 34,117

Utility plant - net                        $449,430   $38,534   $487,964














Independent Auditors' Report

DELOITTE & TOUCHE LLP


To the Stockholders and Board of Directors of Interstate Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Interstate Power Company as of December 31, 1995 and 1994 and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Davenport, Iowa

January 26, 1996




















REPORT OF MANAGEMENT ON FINANCIAL STATEMENT RESPONSIBILITY

Company management has prepared and is responsible for the integrity and objectivity of the financial statements and related financial information included in this Annual Report to Stockholders. These statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on informed judgements and estimates with appropriate consideration to materiality of events pending at year end.

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



/s/ Wayne H. Stoppelmoor

Wayne H. Stoppelmoor
Chairman of the Board,
President and Chief
Executive Officer





















Selected Financial Data

                              1995      1994      1993      1992      1991
                                  (Thousands of Dollars)

Operating revenues        $318,542  $307,650  $309,468  $285,298  $291,805
Operation                  191,335   202,545   204,871   181,391   172,709
Maintenance                 14,881    17,160    16,771    16,966    17,567
Depreciation and
 amortization               29,560    28,212    26,955    25,887    25,303
Income taxes                20,635     7,913     8,967     9,337    17,113
Property and other taxes    15,990    16,298    17,080    16,533    15,315
                           272,401   272,128   274,644   250,114   248,007
Operating income            46,141    35,522    34,824    35,184    43,798
Other income
 (deductions) - net         (1,690)    1,990       780       724     1,269
Income before interest
 charges                    44,451    37,512    35,604    35,908    45,067
Interest charges            16,795    16,845    16,617    16,691    15,557
Net income                  27,656    20,667    18,987    19,217    29,510
Preferred and preference
 dividends                   2,458     2,454     2,861     2,975     3,075
Earnings available for
 common stock             $ 25,198  $ 18,213  $ 16,126  $ 16,242  $ 26,435

Average number of common
 shares outstanding      9,564,287 9,478,741 9,316,387 9,297,748 9,297,748

Earnings per common share $   2.63  $   1.92  $   1.73  $   1.74  $   2.84

Common dividends declared
 per share                $   2.08  $   2.08  $   2.08  $   2.08  $   2.04

Total assets              $634,316  $628,845  $604,361  $558,100  $550,631

Long-term debt and
 mandatory sinking fund
 preferred stock          $212,916  $212,965  $227,007  $207,958  $220,818





















Common Stock Market Data

The company's common stock (IPW) is listed on the New York, Midwest and Pacific Stock Exchanges. The company's preferred stock and first mortgage bonds are traded in the over-the-counter market. The company was reorganized as of March 31, 1948, and dividends on common stock have been paid each quarter since September 20, 1948, with the annual payments rising from $0.60 per share to $2.08 per share. As of December 31, 1995, there were 15,127 holders of common stock and 173 holders of preferred stock. Historical quarterly data for the company's common stock is shown below:



                                                         Avg. Shares
                      Dividends      Price Range         Outstanding
Quarter Ended           Paid         High    Low       12 Months Ended

March 31, 1993       $0.52/Share    34 1/8 - 30 3/8       9,297,748
June 30, 1993        $0.52/Share    32 3/4 - 29           9,297,748
Sept. 30, 1993       $0.52/Share    31 3/4 - 29           9,301,030
Dec. 31, 1993        $0.52/Share    30 3/4 - 29 1/8       9,316,387
March 31, 1994       $0.52/Share    30 1/4 - 26 3/8       9,341,751
June 30, 1994        $0.52/Share    29     - 22 1/4       9,379,249
Sept. 30, 1994       $0.52/Share    24 3/4 - 21           9,428,183
Dec. 31, 1994        $0.52/Share    23 3/4 - 20 7/8       9,478,741
March 31, 1995       $0.52/Share    25 1/4 - 23           9,519,098
June 30, 1995        $0.52/Share    25     - 23 1/2       9,548,054
Sept. 30, 1995       $0.52/Share    27 1/4 - 23 1/4       9,563,020
Dec. 31, 1995        $0.52/Share    33 1/4 - 27 1/8       9,564,287