Form 10-K405/A, Exhibit 13
period 1996-12-31
INTERSTATE POWER CO
filed 1997-03-26
CIK 51720

EX-13
                         INTERSTATE POWER COMPANY
                       Annual Report to Stockholders
                                   1996


MANAGEMENT'S DISCUSSION AND ANALYSIS


MERGER

The Company, WPL Holdings, Inc. (WPLH) and IES Industries Inc. (IES) have entered into an Agreement and Plan of Merger (merger agreement), dated November 10, 1995, as amended on May 22, 1996, and August 16, 1996, providing for: a) Interstate Power Company (IPC) becoming a wholly-owned subsidiary of WPLH and b) the merger of IES with and into WPLH, which merger will result in the combination of IES and WPLH as a single holding company. The new holding company will be named Interstate Energy Corporation (Interstate Energy). The proposed merger, which will be accounted for as a pooling of interests and is intended to be tax-free for federal income tax purposes, was approved by the shareholders of each company on September 5, 1996. It is still subject to approval by several federal and state regulatory agencies. The companies expect to receive regulatory approvals by the end of the third quarter of 1997.

The business of Interstate Energy will consist of utility operations and various non-utility enterprises, and it is expected that its utility subsidiaries will serve more than 886,000 electric customers and 375,000 natural gas customers in Iowa, Illinois, Minnesota and Wisconsin.

Under the terms of the merger agreement, the outstanding shares of WPLH's common stock will remain unchanged and outstanding as shares of Interstate Energy. Each outstanding share of IES common stock will be converted to
1.14 shares of Interstate Energy's common stock. Each share of IPC's common stock will be converted to 1.11 shares of Interstate Energy's common stock. It is anticipated that Interstate Energy will retain WPLH's common share dividend payment level as of the effective time of the merger. On January 22, 1997, the Board of Directors of WPLH declared a quarterly dividend of 50 cents per share. This represents an equivalent annual rate of $2.00 per share.

WPLH is a holding company headquartered in Madison, Wisconsin, and is the parent company of Wisconsin Power and Light Company (WP&L) and Heartland Development Corporation (HDC). WP&L supplies electric and gas service to approximately 385,000 and 150,000 customers, respectively, in south and central Wisconsin. HDC and its principal subsidiaries are engaged in business in three major areas: environmental, energy and affordable housing services.

IES is a holding company headquartered in Cedar Rapids, Iowa, and is the parent company of IES Utilities Inc. (Utilities) and IES Diversified Inc. (Diversified). Utilities supplies electric and gas service to approximately 336,000 and 176,000 customers, respectively, in Iowa. Diversified and its principal subsidiaries are primarily engaged in the energy-related, transportation and real estate development businesses.

Interstate Energy will be the parent company of Utilities, WP&L and IPC and will be registered under the Public Utility Holding Company Act of 1935 (1935 Act), as amended. The merger agreement provides that these operating utility companies will continue to operate as separate entities for a minimum of three years beyond the effective date of the merger. In addition, the non-utility operations of IES and WPLH will be combined shortly after the effective date of the merger under one entity to manage the diversified operations of Interstate Energy. The corporate headquarters of Interstate Energy will be in Madison, Wisconsin.

The Securities & Exchange Commission (SEC) historically has interpreted the 1935 Act to preclude registered holding companies, with limited exceptions, from owning both electric and gas utility systems. Although the SEC has recently recommended that registered holding companies be allowed to hold both gas and electric utility operations if the affected states agree, it remains possible that the SEC may require as a condition to its approval of the proposed merger that IPC, WPLH and IES divest their gas utility properties, and possibly certain non-utility ventures of IES and WPLH, within a reasonable time after the effective date of the proposed merger.


LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities was $63 million in 1996, versus $61 million in 1995. The funds were primarily used to pay the company's construction program and to pay common and preferred dividends. It is management's opinion that the company has adequate access to capital markets and will be able to satisfy anticipated capital requirements.

Construction expenditures were $31, $29 and $41 million in 1996, 1995 and 1994, respectively. For the five year period from 1997 through 2001, construction expenditures are estimated to be $218 million. The company anticipates that approximately 75% of the construction funds for years 1997 and 1998 will be generated internally. The 1997 and 1998 construction programs are estimated to be $36 and $45 million, respectively. Budgeted construction expenditures for 1997 and 1998 include approximately $10 million for a baghouse / precipitator at the Lansing unit #4 plant to comply with the Clean Air Act.

The company has authorization from the Federal Energy Regulatory Commission (FERC) to issue up to $75 million in short-term debt. At year end 1996, a $42.5 million line of credit was available. Lines of credit are generally used in support of commercial paper, which is the primary source of short-term financing. At year end 1996, the company had $28.7 million of commercial paper payable. The company anticipates that short-term debt will increase to $52 million at year end 1997 due to construction outlays and the retirement of $17 million of 6 1/8% First Mortgage Bonds which mature on May 1, 1997.

At December 31, 1996, based upon the most restrictive earnings test contained in the company's Indenture pursuant to which first mortgage bonds are issued, the company could issue in excess of $200 million of additional first mortgage bonds. The company's fixed charge coverage ratio was 3.8 times for 1996, 3.7 times for 1995 and 2.7 times for 1994.

The company's stock price decreased from $33.125 at year end 1995 to $29 at year end 1996. Effective June 1996, the company elected to issue new shares of common stock for the Dividend Reinvestment and Stock Purchase Plan rather than purchasing shares on the open market. The company anticipates that it will resume open market purchases to satisfy the Dividend Reinvestment and Stock Purchase Plan requirements in mid 1997.

Electric and gas rates include an energy adjustment clause and a purchased gas adjustment clause whereby increases or decreases in fuel and purchased gas costs are included in current revenue without having changes in base rates approved in formal hearings. Electric capacity costs are not recovered from customers through energy adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding. However, any Iowa jurisdictional revenue from electric capacity sales to other utilities is returned to customers through the energy adjustment clause.

The company is subject to regulation which recognizes only original cost rate base. This may result in economic losses when the effects of inflation are not recovered from customers on a timely basis.


NEW ACCOUNTING GUIDANCE

Statements of Position (SOP) 96-1 on environmental liabilities was issued by the American Institute of Certified Public Accountants in 1996. The company has reviewed the requirements of the SOP and is in compliance with its provisions.


PURCHASED POWER CONTRACTS

In 1992, the company entered into three long-term purchased power contracts with other utilities. The contracts provide for the purchase of 255 MW of capacity through April 2001. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units. The three purchased power contracts required annual capacity payments of $24.6 million in 1996, 1995 and 1994. Over the remaining life of the contracts, total capacity payments will be approximately $111 million. The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.

The rate structure approved by the Minnesota Public Utilities Commission
(MPUC) does not provide for full recovery of purchased power costs applicable to the Minnesota jurisdiction. The 1996 rate order by the MPUC held that the company had 100 MW of excess capacity and disallowed recovery of approximately $800,000 annually.

The company has not filed for rate recovery of approximately $2.5 million of the purchased power payments in the Illinois and FERC jurisdictions. Increased margins from sales growth in Illinois have largely offset the revenue deficiency.


CLEAN AIR ACT

The company meets the existing federal and state environmental regulations. The Federal Clean Air Act Amendments of 1990 requires reductions in sulfur dioxide and nitrogen oxide emissions from power plants. The most restrictive provisions relate to sulfur dioxide emissions. Phase 1 of the Clean Air Act became effective January 1, 1995, while Phase 2 is effective January 1, 2000. To comply with Phase 1, the company switched to low sulfur coal and installed low nitrogen oxide burners. Phase 2 regulations will affect approximately 87% of the company's current generating capacity and will require capital, operating and maintenance costs beyond those required for Phase 1.


COAL TAR DEPOSITS

Early this century, various utilities including the company operated plants which manufactured gas for cooking and lighting. The company's facilities ceased operations over 40 years ago when natural gas pipelines were extended into the upper Midwest. Some of the former gasification sites contain coal tar waste products which may present an environmental hazard.

In 1957, the company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. In 1995, a settlement was reached with KCPL for sharing of costs to remediate the site. As of year end 1996, remediation of the site is almost complete. The company's total share of cost from 1984 to 1996 at this site was $3.7 million.

The company formerly operated a manufactured gas plant in Rochester, Minnesota. Soil remediation was completed in 1995 and post-remediation groundwater monitoring is underway. From 1991 through 1996, the company incurred costs aggregating $6.8 million applicable to the Rochester site.

The company has identified an additional seven sites, as described below, which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability applicable to the investigation of those sites. The company is unable to determine, at this time, the extent, if any, of remediation necessary at these seven sites.

In Minnesota, the company owned or operated four manufactured gas plant sites: Albert Lea, Austin, New Ulm and Owatonna. Potentially hazardous wastes associated with former coal gasification operations have been identified at each site. The company incurred $0.2 million in investigation costs for these sites in 1996, and $1.2 million since the investigation process began.

In 1995 and 1996, the company received accounting orders from the MPUC which allow the deferral of investigation and remediation costs applicable to the Minnesota sites and further allows the company to seek recovery in a rate case.

In addition, the company has identified three other sites: Galena and Savanna, Illinois, and Clinton, Iowa. Potentially hazardous wastes associated with former coal gasification operations have been identified at these sites. Little or no activity is expected at the Illinois sites in 1997. In 1996, $0.4 million was expensed for investigation work expected at the Clinton site in 1997.

Previous actions by Iowa and Illinois regulators have permitted utilities to recover prudently incurred unreimbursed investigation and remediation costs.

In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and remediating the former coal gasification plants. Seven insurers paid the company a total of $8.6 million in 1995 and 1996 in order to be discharged from the lawsuit. As of December 31, 1996, $5.8 million is recorded as a deferred credit pending regulatory disposition. The trial against the remaining insurers is expected to begin in Iowa in 1997. Neither the company nor its legal counsel is able to predict the amount of any additional insurance recovery, and no potential recovery has been recorded.


LARGE ELECTRIC CUSTOMERS

The company's six largest electric customers consumed a total of 1,744,557 MWH of electricity in 1996, which accounts for over 31 percent of total MWH sales. These customers are involved in the production of agricultural, chemical and cement products and their usage is generally not affected by weather variations. Electric consumption by these customers decreased 0.4 percent from 1995, while 1995 consumption was 4.9 percent over 1994. The aggregate 1996 rate for these customers was approximately 3.4 cents per KWH.


DEMAND SIDE MANAGEMENT COSTS

Regulations in Iowa and Minnesota require that utilities conduct demand side management or energy efficiency programs. The company's long-term forecast projects that these programs may offset the need for approximately 150 MW of generating capacity by the year 2001. Program costs and related carrying costs are deferred pending regulatory reviews.

The company's Minnesota rates recover jurisdictional demand side management expenditures and lost revenues. Other operating expenses for 1996, 1995 and 1994 include $1.0, $0.6 and $0.5 million, respectively, for the amortization of Minnesota costs. A 1994 Iowa Utilities Board (IUB) order allows recovery over a four year period of $6.7 million of deferred Iowa costs incurred through 1992; such recovery began October 1994. Other operating expenses for 1996 and 1995 include $1.2 million for the amortization of Iowa costs. As of December 31, 1996 and 1995, the total demand side management costs deferred were $29.9 and $23.1 million, respectively. Of the $29.9 million deferred, approximately $7.9 million relates to costs incurred in 1996. The company filed in Iowa in 1996 for recovery of $18.5 million of costs incurred from 1993 through 1995. Management believes that the amounts deferred meet the criteria established for recovery.


ORDER 636

FERC order 636, effective in late 1993, shifted primary responsibility for gas supply acquisition from pipelines to local distribution companies such as the company.

Order 636 provides a mechanism under which pipelines can recover prudent transition costs associated with the restructuring process. The company paid $1.1 million of transition costs in 1996 and is currently recovering these costs from customers through the purchased gas adjustment clause. The company anticipates that under customary ratemaking practices, future transition costs will be recovered from customers, and has recorded on its balance sheet a liability and a corresponding regulatory asset in the amount of $2.2 million.


INDUSTRIAL AND COMMERCIAL GAS CUSTOMERS

Current regulatory rules allow industrial and commercial customers to purchase their gas supply directly from producers and use the company's facilities to transport the gas. Transportation customers pay the company a fee equivalent to the margin on a retail sale. Acting as a gas transporter, rather than as a merchant, reduces the risk to the company applicable to taking ownership of the gas. Twenty-four large customers currently purchase a majority of their gas requirements from producers or gas marketers. Consumption for the three largest gas customers was up 0.6% over 1995 and currently accounts for approximately 66% of system throughput. The company's largest gas customer, which represents 32% of the company's total gas throughput, is committed by contract for the next five years.


RATE MATTERS

The company filed for rate increases in 1995 in the Iowa electric, Iowa gas, Minnesota electric, and Minnesota gas jurisdictions. Revenues from those jurisdictions comprise over 87% of total revenues. Such applications sought to recover the costs associated with the purchased power contracts, the environmental clean-up of former manufactured gas plant sites, and attrition due to inflation.

The company filed an Iowa electric rate increase application in March 1995. The application requested an annual increase of $13.1 million. Interim rates in an annual amount of $7.1 million were placed in effect on June 29, 1995. A December 1995 IUB order allowed an annual increase of $6.6 million, including a return on common equity of 11.35%. In 1996, the company refunded to customers approximately $250,000 collected in 1995 in excess of the final order.

The company filed an Iowa gas rate increase application in August 1995. The application requested an annual increase of $2.2 million. Interim rates in an annual amount of $1.3 million were placed in effect on October 20, 1995. An IUB order granting an increase of $1.1 million was received in August 1996.

The company filed a Minnesota electric rate increase application in June 1995. The application requested an annual increase of $4.6 million (later adjusted by the company to $3.3 million). Interim rates were not requested. On April 10, 1996, the Commission issued an order allowing an increase in electric rates of $2.3 million. The company and the Department of Public Service filed for reconsideration by the Commission. A Commission order issued June 26, 1996, denied reconsideration. Rates reflecting the increase were implemented in August 1996. A Commission order issued December 16, 1996, allowed the company to recover approximately an additional $830,000 in 1997 applicable to the time period from the original order to the date when new rates were implemented.

The company filed a Minnesota gas rate increase application in May 1995. The application requested an annual increase of $2.4 million, including a return on common equity of 11.75%. Interim rates in an annual amount of $1.5 million were placed in effect in June 1995. On February 29, 1996, the Commission issued an order allowing an increase in gas rates of $2.1 million. The company, the Department of Public Service and the Office of Attorney General filed for reconsideration by the Commission. A Commission order after reconsideration issued July 2, 1996, affirmed the level of increased rates at approximately $2.1 million. Rates reflecting the increase were implemented in September 1996. The Department of Public Service and the Office of Attorney General appealed the Commission's decision. The appeal was denied by the Minnesota Court of Appeals on February 18, 1997.

As discussed under Demand Side Management Costs, the company filed in 1996 for recovery of Iowa costs incurred in 1995, 1994 and 1993.


CHANGING STRUCTURE OF THE ELECTRIC INDUSTRY

The National Energy Policy Act of 1992 addresses several matters designed to promote competition in the electric wholesale power generation market, including mandated open access to the electric transmission system. Current initiatives at the federal level propose to allow customers to purchase energy from alternative power suppliers and then pay the local utility a fee for delivery of the energy.

As legislation, regulations, and economic changes occur, electric utilities will be faced with increased competitive pressure. The company currently faces competition from other suppliers of electrical energy to wholesale customers and from alternative energy sources and self-generation for other customer groups, primarily industrial customers.

As a result of cost-based regulation, the company follows the accounting practices set forth in Statement of Financial Accounting Standard (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Under SFAS 71 regulators can create assets and impose liabilities that would not be recorded by non-regulated entities. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process. Recoverability of regulatory assets is assessed at each reporting period. Should the basis of regulation for some or all of the company's business change from cost-based regulation, existing regulatory assets and liabilities would have to be written off unless regulators specify an alternative means of recovery.


RESULTS OF OPERATIONS

The company's results of operations and financial condition are affected by numerous factors, including weather, general economic conditions and rate changes.

Earnings per share of common stock were $2.69 for 1996, compared with $2.63 for 1995 and $1.92 for 1994. Increased sales, electric and gas rate increases and continuing efforts to control costs contributed to the increased earnings. The 1996 return on common equity was 12.9%, compared with 13.0% for 1995 and 9.5% in 1994.

Electric residential sales for 1995 were unusually high primarily because of warm and humid weather during the air conditioning season. The 1996 summer returned to a more normal weather pattern. KWH use per residential customer was 7,972 for 1996, 8,280 for 1995, and 7,799 for 1994.

Electric "margin" represents electric revenue less certain other costs (primarily fuel and purchased power). Electric margins for years 1996, 1995 and 1994 were $153.5, $151.8 and $138.9 million, respectively. The Iowa electric rate increase implemented in June 1995 and the Minnesota electric rate increase in August 1996 were the primary reasons for the increased electric margin. Gas "margin" represents gas revenue less certain other costs (primarily purchased gas). The gas margins for 1996, 1995 and 1994 were $17.2, $17.3 and $14.5 million, respectively. An increase in residential and commercial gas sales of 7.3% and 10.8%, respectively, contributed to a higher gas margin, as did rate increases in the states of Minnesota and Iowa. The gas margin for 1996 was depressed due to a sharp increase in gas costs in December. Under existing purchased gas adjustment clauses, there is a delay of at least a month in collecting (or refunding) any variations in gas costs.

Other operating expenses were $53.1, $51.1 and $51.9 million for 1996, 1995 and 1994, respectively (excluding deferral of environmental costs as ordered by the MPUC). Other operating expenses include $2.7 million for 1996 and $1.3 million for 1995 of merger related expenses. Other operating expenses for the years 1996, 1995 and 1994, include $0.4, $1.0 and $1.7 million, respectively, for environmental investigation, remediation and litigation costs.

Maintenance expense for 1996 was $16.2 million, compared to $14.9 million in 1995 and $17.2 million in 1994. Several maintenance projects postponed in 1995 were completed in 1996.

Depreciation expense was $30.6, $29.3 and $27.8 million, for 1996, 1995 and 1994, respectively. The increase is primarily due to additional investment and the implementation of higher depreciation rates approved by the MPUC.

The company and the Internal Revenue Service reached a settlement of income tax audits in 1996, for tax years through 1994. To reflect the settlement, the company recorded additional interest expense of $0.1 million.

Interest on long-term debt was $14.6, $14.8 and $15.4 million for 1996, 1995 and 1994, respectively. On May 1, 1997, $17 million of 6 1/8% First Mortgage Bonds will be retired, and as of December 31, 1996, have been classified as a current liability. As a result, the percentage of total capitalization attributable to long-term debt has declined from 44.8% at year end 1995 to 41.6% at year end 1996.

Other interest charges for 1996 were $1.9 million, compared with $2.3 million for 1995 and $1.8 million for 1994. Interest on commercial paper payable was $1.6, $2.1 and $0.7 million for 1996, 1995 and 1994, respectively. The decreased commercial paper interest expense is primarily attributable to a lower average balance outstanding. At year end 1996, the company had $28.7 million of short-term commercial paper payable, compared with $39.3 million at year end 1995.

The company's investment in coal stockpiles was $13.3 million at December 31, 1996 and $15.8 million at December 31, 1995. Refinements to the company's fuel delivery process have decreased the amount of inventory required to carry the company over the winter. The company's investment in gas stored underground was $2.3, $2.4 and $3.7 million at December 31, 1996, 1995 and 1994, respectively.


Statements of Income

For the years ended December 31                 1996      1995      1994
                                                 (Thousands of Dollars)
OPERATING REVENUES:
  Electric                                  $276,620  $274,873  $261,730
  Gas                                         49,464    43,669    45,920
   Total operating revenues                  326,084   318,542   307,650

OPERATING EXPENSES:
  Operation:
   Fuel for electric generation               57,560    62,164    61,384
   Power purchased                            61,556    57,566    58,339
   Cost of gas sold                           31,617    25,888    30,905
   Other operating expenses                   53,134    45,717    51,917
  Maintenance                                 16,164    14,881    17,160
  Depreciation and amortization               31,087    29,560    28,212
  Income taxes:
   Federal current                            11,389    11,608     1,395
   State current                               3,434     3,549       454
   Deferred taxes - net                        2,787     6,506     7,092
   Investment tax credit amortization         (1,028)   (1,028)   (1,028)
  Property and other taxes                    16,064    15,990    16,298
   Total operating expenses                  283,764   272,401   272,128

OPERATING INCOME                              42,320    46,141    35,522

OTHER INCOME AND DEDUCTIONS                    2,225    (1,690)    1,990

INCOME BEFORE INTEREST CHARGES                44,545    44,451    37,512

INTEREST CHARGES:
  Long-term debt                              14,587    14,811    15,405
  Other interest charges                       1,885     2,325     1,772
  Borrowed funds used during construction       (250)     (341)     (332)
   Total interest charges                     16,222    16,795    16,845

NET INCOME                                    28,323    27,656    20,667

PREFERRED STOCK DIVIDENDS                     (2,463)   (2,458)   (2,454)

INCOME AVAILABLE FOR COMMON STOCK           $ 25,860  $ 25,198  $ 18,213

EARNINGS PER AVERAGE COMMON SHARE
 OUTSTANDING based on 9,593,664;
 9,564,287 and 9,478,741 shares,
 respectively                               $   2.69  $   2.63  $   1.92

DIVIDENDS PAID PER COMMON SHARE             $   2.08  $   2.08  $   2.08








The accompanying notes are an integral part of these financial statements.

Balance Sheets

ASSETS
As of December 31

                                                      1996           1995
                                                   (Thousands of Dollars)

UTILITY PLANT:
  In Service:
   Electric:
     Production                                   $376,338       $374,489
     Transmission                                  187,911        183,858
      Distribution                                 234,320        221,645
     General                                        53,847         54,232
   Total Electric                                  852,416        834,224
   Gas                                              68,047         63,303
                                                   920,463        897,527
   Less - accumulated depreciation                 426,471        402,685
                                                   493,992        494,842
  Held for future use                                  591            590
  Construction work in progress                      3,129          3,095
      Net utility plant                            497,712        498,527


OTHER PROPERTY AND INVESTMENTS                         453            555


CURRENT ASSETS:
  Cash and cash equivalents                          3,072          1,537
  Accounts receivable, less reserves of $200        28,227         27,797
  Inventories - at average cost:
   Fuel                                             16,623         19,332
   Materials and supplies                            6,214          5,509
  Prepaid pension cost                               3,331          3,870
  Prepaid income tax                                 9,483          6,690
  Other prepayments and current assets                 683            614
      Total current assets                          67,633         65,349


DEFERRED DEBITS:
  Regulatory assets                                 66,786         62,841
  Unamortized debt expense                           5,710          5,915
  Other                                                906          1,129
      Total deferred debits                         73,402         69,885








TOTAL                                             $639,200       $634,316



The accompanying notes are an integral part of these financial statements. Balance Sheets

CAPITALIZATION AND LIABILITIES
As of December 31


                                                      1996           1995
                                                   (Thousands of Dollars)

CAPITALIZATION, per accompanying statements:
  Common stock, par value $3.50 per share;
   authorized - 30,000,000 shares; issued and
   outstanding - 9,670,866 in 1996 and
    9,564,287 in 1995                             $ 33,848       $ 33,475
  Additional paid-in capital                       105,959        103,145
  Retained earnings                                 66,251         61,150
   Total common equity                             206,058        197,770

  Preferred stock (optional sinking fund)           10,819         10,819
  Preferred stock (mandatory sinking fund)          24,147         24,036
  Long-term debt                                   171,731        188,880
   Total capitalization                            412,755        421,505


CURRENT LIABILITIES:
  Commercial paper                                  28,700         39,300
  Long-term debt maturing within one year           17,000              -
  Accounts payable                                  14,013         11,868
  Dividends payable - preferred stock                  599            599
  Payrolls accrued                                   3,291          2,846
  Taxes accrued                                     16,953         16,758
  Interest accrued                                   2,817          2,819
  FERC Order 636 transition costs                    2,200          3,200
  Other                                              2,878          4,756
   Total current liabilities                        88,451         82,146


DEFERRED CREDITS AND OTHER NON-CURRENT
LIABILITIES:
  Accumulated deferred income taxes                 99,303         95,518
  Accumulated deferred investment tax credits       17,013         18,041
  Deferred pension cost                              4,999          4,900
  Accrued postretirement benefit cost                1,311          2,792
  Environmental clean-up costs                       7,234          6,860
  Other                                              8,134          2,554
   Total deferred credits and other non-current
      liabilities                                  137,994        130,665


COMMITMENTS AND CONTINGENCIES (Notes 2, 8, 10,
   11, 12 and 14)


  TOTAL                                           $639,200       $634,316




Statements of Cash Flows
For the years ended December 31
                                                   1996     1995     1994
                                                   (Thousands of Dollars)
RECONCILIATION OF NET INCOME TO CASH FLOWS
 FROM OPERATING ACTIVITIES:
 Net Income                                     $28,323  $27,656  $20,667
 Adjustment for non-cash items:
  Depreciation and amortization                  31,087   29,560   28,212
  Deferred income taxes                           4,916    6,912    5,488
  Investment tax credit amortization             (1,028)  (1,028)  (1,028)
  Equity funds used during construction (AFUDC)     (13)       -     (166)
  Prepaid pension cost                               99       74        9
 Changes in assets and liabilities:
  Accounts receivable - net                        (430)  (5,447)   3,710
  Inventories                                     2,016    4,599   (1,536)
  Accounts payable and other current liabilities     73   (2,946)   4,324
  Accrued and prepaid taxes                      (2,500)   2,379   (1,011)
  Interest accrued                                   (2)    (111)    (160)
  Other prepayments and current assets              470    1,469     (656)
  Rate refund payable                              (256)     256        -
  Regulatory assets - deferred demand side
   management costs                              (6,718)  (6,177)  (7,295)
  Regulatory assets - other                       2,648      794   (8,267)
 Other operating activities                       4,018    3,275      721
 Cash flows from operating activities            62,703   61,265   43,012

CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to utility plant                     (30,734) (28,238) (40,600)
 Borrowed funds used during construction (AFUDC)   (250)    (341)    (332)
 Other                                             (243)     127     (670)
 Cash flows from investing activities           (31,227) (28,452) (41,602)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of common stock                         3,228        -    4,237
 Issuance of long-term debt                           -        -   13,250
 Retirement of long-term debt                      (225) (14,225) (13,475)
 Debt and stock discount and financing expenses       -        -     (357)
 Dividends on common and preferred stock        (22,344) (22,288) (22,111)
 Commercial paper - net                         (10,600)   3,700   15,500
 Cash flows from financing activities           (29,941) (32,813)  (2,956)

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                    $ 1,535  $     -  $(1,546)

CASH AND CASH EQUIVALENTS:
 Beginning of year                              $ 1,537  $ 1,537  $ 3,083
 End of year                                    $ 3,072  $ 1,537  $ 1,537

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest (net of interest capitalized)        $15,678  $16,655  $16,773
  Income taxes                                  $16,330  $11,134  $ 8,066




The accompanying notes are an integral part of these financial statements.

Statements of Capitalization

As of December 31                                 1996            1995
                                                 (Thousands of Dollars)

COMMON EQUITY                                 $206,058  49.9% $197,770  46.9%

CUMULATIVE PREFERRED STOCKS:
 Authorized:
  Preferred  - 2,000,000 shares at $50.00 par value
  Preference - 2,000,000 shares at $1.00 par value (A)

 Issued and outstanding (B):
                  Redemption
 Series   Shares    Price

 Preferred with optional sinking fund provisions:
 4.36%    60,455   $52.30                        3,023           3,023
 4.68%    55,926   $51.62                        2,796           2,796
 7.76%   100,000   $52.03                        5,000           5,000
                                                10,819   2.6%   10,819   2.6%
 Preferred with mandatory sinking fund provisions:
 6.40%   545,000   $53.20                       27,250          27,250
 Unamortized Discount on 6.40% Preferred Stock  (1,921)         (1,990)
 Unamortized Issuance Expense on 6.40%
   Preferred Stock                                (101)           (104)
 Unamortized Call Premiums on Preferred Stock   (1,081)         (1,120)
                                                24,147   5.9%   24,036   5.7%
LONG-TERM DEBT:
 First Mortgage Bonds:
 6 1/8% Series due 1997                              -          17,000
 8    % Series due 2007                         25,000          25,000
 8 5/8% Series due 2021                         25,000          25,000
 7 5/8% Series due 2023                         94,000          94,000
                                               144,000         161,000
 Pollution Control Revenue Bonds:
 5.95%  due 1996 to 1998                         6,075           6,300
 6 3/8% due 1998 to 2007                        11,400          11,400
 5.75%  due 2003                                 1,000           1,000
 6.25%  due 2009                                 1,000           1,000
 6.30%  due 2010                                 5,600           5,600
 6.35%  due 2012                                 5,650           5,650
                                                30,725          30,950

Other Long-Term Debt                                95             104

Unamortized Discount on Long-Term Debt          (3,089)         (3,174)

Total Long-Term Debt - net                     171,731  41.6%  188,880  44.8%

TOTAL CAPITALIZATION                          $412,755 100.0% $421,505 100.0%

(A)  None outstanding.

(B) Redeemable at the option of the company upon 30 days notice at the current prices shown.



The accompanying notes are an integral part of these financial statements.

Statements of Retained Earnings

For the years ended December 31              1996      1995       1994
                                              (Thousands of Dollars)

 Retained Earnings, Beginning of Year     $61,150   $55,893    $57,397

 Net Income                                28,323    27,656     20,667

 Dividends on Common Stock                (19,950)  (19,941)   (19,717)

 Dividends on Preferred Stock              (2,463)   (2,458)    (2,454)

 Additional Minimum Liability for
  Non-Qualified Pension Plan at
  December 31 - net of taxes                 (809)        -          -

 Retained Earnings, End of Year           $66,251   $61,150    $55,893








































NOTES TO FINANCIAL STATEMENTS

1.  Summary of Accounting Policies

GENERAL

Interstate Power Company (company) is a public utility engaged primarily in the generation, transmission, distribution and sale of electricity. The company also distributes and sells natural gas. The company is subject to weather variations common to the utility industry.

The financial statements are based on generally accepted accounting principles, which give recognition to the ratemaking and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction over the company.

RECLASSIFICATIONS
Certain reclassifications have been made to the prior years financial statements to conform with the presentation for 1996. Such reclassifications had no impact on net income or stockholders' equity.

SIGNIFICANT ESTIMATES
Significant estimates used in the preparation of the accompanying financial statements include environmental remediation costs, depreciation and projection of future employee pension and medical benefits. Such estimates are based on informed judgement with appropriate consideration to materiality. Actual results could differ from those estimates.

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

DEPRECIATION
Depreciation is computed on the straight-line method based on net salvage values and the estimated remaining service lives of depreciable property. The provision for book depreciation as a percentage of the average balance of depreciable property in service was 3.6% in 1996 and 3.5% in 1995 and 1994.

STATEMENTS OF CASH FLOWS
For purposes of the statements of cash flows, the company considers all liquid investments with a maturity of three months or less to be cash equivalents.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
AFUDC includes the net cost of borrowed funds and a reasonable rate on equity funds used for construction. It was capitalized at gross rates of 5.8% for 1996, 6.0% for 1995 and 6.3% for 1994. Gross AFUDC rates are computed in accordance with the FERC regulations, including approval to incorporate demand side management costs in the formula. AFUDC does not contribute to the current cash flow of the company. Under normal regulatory practices, the company anticipates earning a fair rate of return on such capitalized costs and recovery of those costs in customer rates after completion of the related construction.

REVENUES AND FUEL COSTS
Annual revenues do not include unbilled revenues for service rendered from the date of the last meter reading to year end. The company's electric and gas tariffs contain an energy adjustment clause and a purchased gas adjustment clause whereby increases or decreases in fuel costs are included in current revenue without having changes in base rates approved in formal hearings. Purchased capacity costs are not recovered from electric customers through energy adjustment clauses, but rather must be addressed in base rates in a formal rate proceeding.

DEBT REACQUISITION PREMIUM
In accordance with normal regulatory practices, the company defers debt redemption premiums and amortizes such costs over the life of the replacement bonds.

REGULATORY ASSETS
Regulatory assets represent probable future revenue associated with certain incurred costs. The company is subject to the provisions of SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation". In the event that the Company's operations are no longer subject to the provisions of SFAS 71, as a result of market-based pricing due to regulatory or other charges, existing regulatory assets and liabilities would have to be written off unless provisions are made to ensure their recovery or refund.

Regulatory assets of $66.8 million are classified as deferred debits on the balance sheet. Deferred income taxes, environmental clean-up costs and FERC order 636 transition costs have corresponding deferred credits. Demand side management costs (DSM) do not have corresponding liabilities. Regulators allow the company to earn a return on DSM costs, but not on the other regulatory assets.

At December 31, 1996 and 1995, regulatory assets were as follows:

                                               1996      1995
                                           (Millions of Dollars)
Deferred income taxes (Note 9)                $26.6     $27.8
Deferred demand side management (Note 12)      29.9      23.1
Environmental clean-up (Note 2)                 6.4       6.2
FERC order No. 636 transition costs (Note 8)    2.2       3.2
Employee/retiree benefits (Note 7)              1.7       2.5
     Total                                    $66.8     $62.8

CONCENTRATION OF SALES
The company provides service to six large electric customers which account for over 31% of total electric MWH sales. The company provides transportation service to three large gas customers, which account for 66% of system throughput. The company does not take title to the gas consumed by these transportation customers.

In addition, the company provides electric service to 165,000 electric customers in 234 communities and 49,000 gas customers in 39 communities. Credit risk for these customers is spread over a diversified base of residential, commercial and small industrial customers.


2. Environmental Regulations

The company is subject to various federal and state government environmental regulations. The company meets existing air and water regulations. The Federal Clean Air Act requires reductions in certain emissions from power plants. The company switched to a low sulfur coal and installed low nitrogen oxide burners at the 217 MW plant affected by Phase 1, which became effective January 1, 1995. Additional costs will be incurred to comply with Phase 2 environmental standards, which take effect January 1, 2000.

In 1957, the company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. In 1995, a settlement was reached with KCPL for sharing of costs to remediate the site. As of year end 1996, remediation of the site is almost complete. The company's total share of cost from 1984 to 1996 at this site is $3.7 million.

The company formerly operated a manufactured gas plant in Rochester, Minnesota. Soil remediation was completed in 1995 and post-remediation groundwater monitoring is underway. From 1991 through 1996, the company incurred costs aggregating $6.8 million applicable to the Rochester site.

The company has identified an additional seven sites, as described below, which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability applicable to the investigation of these sites. The company is unable to determine, at this time, the extent of remediation necessary at these seven sites.

In Minnesota, the company owned or operated four manufactured gas plant sites: Albert Lea, Austin, New Ulm and Owatonna. Potentially hazardous wastes associated with former coal gasification operations have been identified at each site. The company incurred $0.2 million in investigation cost for these sites in 1996 and $1.2 million since the investigation process began.

In 1995 and 1996, the company received accounting orders from the Minnesota Public Utilities Commission (MPUC) which allows the deferral of investigation and remediation costs applicable to the Minnesota sites and further allows the company to seek recovery in a rate case.

In addition, the company has identified three other sites: Galena and Savanna, Illinois, and Clinton, Iowa. Potentially hazardous wastes associated with former coal gasification operations have been identified at these sites. Little or no activity is expected at the Illinois sites in 1997. In 1996, $0.4 million was expensed for investigation work expected at the Clinton site in 1997.

Previous actions by Iowa and Illinois regulators have permitted utilities to recover prudently incurred unreimbursed investigation and remediation costs.

In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and remediating the former coal gasification plants. Seven insurers paid the company a total of $8.6 million in 1995 and 1996 in order to be discharged from the lawsuit. As of December 31, 1996, $5.8 million is recorded as a deferred credit pending regulatory disposition. The trial against the remaining insurers is expected to begin in Iowa in 1997. Neither the company nor its legal counsel is able to predict the amount of any additional insurance recovery, and no potential recovery has been recorded.


3. Fair Value of Financial Instruments

The estimated fair values of the company's financial instruments at year end 1996 and 1995 did not vary significantly from their carrying values. The estimated fair values were based on quoted market prices for the same or similar issues or on the current rates for debt of the same remaining maturities.


4. Preferred and Common Stock

In 1993, the company issued 545,000 shares of 6.40% $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003 the company is required to redeem annually $1.4 million of 6.40% preferred stock (27,250 shares). The discount and other issuance expenses in an aggregate amount of $2.0 million as of year end 1996 are reflected as an offset to preferred stock and are being amortized to common equity.

Call premiums related to the 1993 retirement of the preferred and preference stock in the amount of $1.1 million as of year end 1996 are reflected as an offset to preferred stock and are being amortized to common equity. The amortization transfers the amount of the call premiums from preferred to common equity over the life of the refunding 6.40% issue, but has no effect on net income.

The company's Common Stock Dividend Reinvestment and Stock Purchase Plan gives the company the option of issuing new stock or purchasing shares on the open market. The Dividend Reinvestment Plan acquired 39,326; 176,971 and 44,868 shares of common stock on the open market during 1996, 1995 and 1994, respectively. The company received $3.2 million for 106,579 shares of new common stock issued in 1996 and $4.2 million for 174,446 shares of new common stock issued in 1994. None of the authorized shares of preferred, preference or common stock are reserved for officers and employees, or for options, warrants, conversions and other rights.


5. Long-Term Debt

On May 1, 1997, $17 million of 6 1/8% First Mortgage Bonds will mature and are classified as a current liability on the December 31, 1996, balance sheet. Total debt maturities for the years 1997 through 2001 are $17.2, $6.3, $0.4, $0.4 and $0.4 million, respectively.

Annual sinking fund requirements are $1.8 million for the years 1997 through 2001. Such sinking fund requirements for first mortgage bonds may be satisfied with property additions at the rate of 167% of such requirements. Sinking fund requirements for 1996 were met by property additions.




6. Short-Term Borrowings

The company had bank lines of credit aggregating $42.5 million at December 31, 1996. There are no compensating balances required, but some of the banks require commitment fees; such fees were not significant. The maximum amount of short-term borrowing at any month end in 1996, 1995 and 1994 was $32.8, $46.8 and $35.6 million, respectively, all in commercial paper, with the average outstanding borrowing during the year of $27.0, $36.2 and $15.6 million, respectively. The average interest rate on borrowings was 5.48%, 5.96% and 4.73% for the years 1996, 1995 and 1994, respectively. At December 31, 1996, the interest rate was 5.48%.


7. Employee/Retiree Benefits

The company has a non-contributory defined benefit pension plan for all full-time employees. Plan benefits are based primarily on years of service and employee compensation. The company uses the "projected unit credit" actuarial method in computing pension costs for accounting purposes. Plan assets consist of high-grade bonds, commercial mortgages and other fixed income investments. Company policy is to fund the plan under the "aggregate" actuarial cost method to the extent deductible under tax regulations. Contributions to the plan for the years ended December 31, 1996, 1995 and 1994 were $3.7, $3.4 and $3.4 million, respectively. In addition to the pension plan, the company has an unfunded non-qualified supplemental retirement plan (SRP) which, as amended in 1995, provides a retirement benefit for officers of the company. Although the SRP has no assets, the company purchases corporate owned life insurance to provide funding for future cash requirements. The cash value of such insurance was $0.9 million, $0.6 million and $0.4 million as of December 31, 1996, 1995 and 1994 respectively. The total accumulated benefit obligation for the SRP at December 31, 1996, was $2.9 million.

The company is collecting an annual funding amount in customer rates and anticipates that it will continue to do so. The cumulative difference between the higher funded amount and the accounting pension cost amount is a deferred credit on the balance sheet. The company recognized an additional minimum liability on the balance sheet in 1996 for the plan in which the accumulated benefit obligation exceeded the fair value of plan assets.


Qualified Pension Plan

Cost Components                          1996        1995         1994
                                             (Thousands of Dollars)
Service cost                          $ 2,312     $ 2,302      $ 2,599
Return on plan assets                  (3,631)     (3,513)      (1,646)
Interest cost on projected benefit
  obligation                            3,680       3,629        3,569
Net amortization and deferral             126         146       (1,259)
Net pension cost                      $ 2,487     $ 2,564      $ 3,263






The assumptions used for measurement purposes are as follows:

Discount rate for obligation            7.5%        7.5%         7.5%
Discount rate for expense               7.5%        7.5%         7.0%
Assumed rate of compensation increase   5.0%        5.0%         5.0%
Expected long-term rate of return       8.0%        8.0%         7.0%


Reconciliation of Funded Status of Qualified Pension Plan as of
November 1:

Plan assets at fair value          $51,343        $48,698      $48,685

Vested benefit obligation          $34,670        $33,058      $35,057
Nonvested benefit obligation         1,296          1,825        2,365
Accumulated benefit obligation      35,966         34,883       37,422
Additional benefits based on
 estimated future salary levels     15,662         16,624       13,130
Projected benefit obligation       $51,628        $51,507      $50,552


Plan assets greater or (less) than
 the projected benefit obligation   $ (285)       $(2,809)     $(1,867)
Unrecognized net obligation at
 October 31, 1986, being amortized
 over 16.1 years                     2,071          2,412        2,753
Unrecognized prior service cost      2,125            904        3,316
Unrecognized net (gain)loss          1,812          4,604          473
Net prepaid pension cost           $ 5,723        $ 5,111      $ 4,675


In addition to providing pension benefits, the company provides life insurance for retired employees and health care benefits for 921 retirees and spouses. Substantially all of the company's 882 full-time employees and spouses become eligible for benefits if they reach retirement age while working for the company. The estimated future cost of providing these postretirement benefits is accrued during the employees' service periods, and was $4.3, $4.1 and $4.9 million for 1996, 1995 and 1994, respectively. Funding of the benefit obligation is concurrent with recovery in customer rates. Plan assets consist of high-grade debt securities. Assuming a one percent increase in the medical cost trend rate, the company's 1996 cost of postretirement benefits would increase by $0.6 million and the accumulated benefit obligation would increase by $5.0 million.

The table below sets forth the postretirement health care plan's accumulated benefit obligation (in thousands):

1996                               December 31, 1996   January 1, 1996
Retirees                               $25,954           $21,168
Active plan participants                14,014            13,141
Total accumulated benefit obligation    39,968            34,309
Less fair value of plan assets          11,066             6,640
Accumulated postretirement benefit
  obligation in excess of plan assets   28,902            27,669
Unrecognized net gain or (loss)         (3,412)              812
Unrecognized transition obligation     (22,728)          (23,991)
Accrued postretirement benefit cost    $ 2,762           $ 4,490


The components of the estimated cost of postretirement benefits other than pensions for the twelve months ended December 31, 1996 and 1995, are as follows (in thousands):

                                                  1996      1995
Service cost                                    $1,198    $1,097
Return on plan assets                             (507)     (440)
Interest cost on accrued postretirement
 benefit obligation                              2,486     2,291
Amortization of transition obligation            1,543     1,543
Net amortization and deferral                     (388)     (377)
Net cost                                        $4,332    $4,114

The assumptions used for measurement purposes are as follows:

                                                  1997      1996
Discount rate for obligations                     7.5%      7.5%
Discount rate for expense                         7.5%      7.5%
Initial medical cost trend rate                   8.0%      8.0%
Ultimate medical cost trend rate                  6.0%      6.0%
Year that the medical cost trend rate
 is assumed to decrease to the ultimate rate      1998      1997


8. Rate Matters

IOWA
The company filed an Iowa electric rate increase application in March 1995. The application requested an annual increase of $13.1 million. Interim rates in an annual amount of $7.1 million were placed in effect on June 29, 1995. A December 1995 Iowa Utilities Board (IUB) order allowed an annual increase of $6.6 million.

The company filed an Iowa gas rate increase application in August 1995. The application requested an annual increase of $2.2 million. Interim rates in an annual amount of $1.3 million were placed in effect on October 20, 1995. An IUB order granting an increase of $1.1 million was received in August 1996.

MINNESOTA
The company filed a Minnesota electric rate increase application in June 1995. The application requested an annual increase of $4.6 million (later adjusted by the company to $3.3 million). Interim rates were not requested. On April 10, 1996, the Commission issued an order allowing an increase in electric rates of $2.3 million. Rates reflecting the increase were implemented in August 1996. A Commission order issued December 16, 1996, allowed the company to recover approximately an additional $830,000 in 1997 applicable to the time period from the original order to the date when new rates were implemented.

The company filed a Minnesota gas rate increase application in May 1995. The application requested an annual increase of $2.4 million, including a return on common equity of 11.75%. Interim rates in an annual amount of $1.5 million were placed in effect in June 1995. On February 29, 1996, the Commission issued an order allowing an increase in gas rates of $2.1 million. Rates reflecting the increase were implemented in September 1996. The Department of Public Service and the Office of Attorney General appealed the Commission's decision. The appeal was denied by the Minnesota Court of Appeals on February 18, 1997.

FEDERAL ENERGY REGULATORY COMMISSION (FERC)
FERC order 636 provides a mechanism under which gas pipelines can recover transition costs from local distribution companies. The company estimates its remaining share of transition costs will aggregate approximately $2.2 million payable in declining annual installments from 1997 to 2006. The company is recovering transition costs from customers.


9. Income Taxes

A deferred tax asset or liability is recognized for each temporary book/tax difference. Corresponding regulatory assets or liabilities, reflecting the anticipated future rate treatment, have also been recognized. The balance sheet as of December 31, 1996, includes regulatory assets and deferred tax liabilities in an equal amount of $26.6 million. Investment tax credits have been deferred and are credited to operating income over the lives of the property which gave rise to the credits.


The principal components of the company's deferred tax (assets) liabilities recognized in the December 31, 1996 and 1995, balance sheet are shown below:

Item:                                       Thousands of Dollars
                                             1996          1995
Property                                   $86,737       $84,865
Energy Conservation Costs                   10,262         7,589
Call Premiums on Reacquired Bonds            1,889         1,948
Environmental Costs - Net                   (2,626)         (188)
Unbilled Revenue                            (3,474)       (3,348)
Other                                       (2,968)       (2,038)
  Total                                    $89,820       $88,828

Gross deferred assets                      $(9,483)      $(6,690)
Gross deferred liabilities                  99,303        95,518
  Total                                    $89,820       $88,828


The total income tax expense produces the overall effective income tax rate shown in the table. The percentages are computed by dividing total income tax expense by the sum of such tax expense and net income.

                                                  1996    1995    1994

Federal statutory tax rate                        35.0%   35.0%   35.0%
Increases (reductions) in taxes resulting from:
 State income taxes net of federal income tax
  benefit                                          5.2%    5.7%    4.0%
 Investment tax credit amortization               (2.2%)  (2.2%)  (3.4%)
 Excess book over tax depreciation                 1.3%    1.5%    2.0%
 Other                                            (0.3%)   1.3%   (6.8%)
   Overall effective income tax rate              39.0%   41.3%   30.8%




The current and deferred tax expense is comprised of (in thousands):

                                             1996       1995     1994


 Federal and state currently payable       $14,823    $15,157  $ 1,849
   Deferred income tax - federal and state:
   Additional tax depreciation - net         3,004      3,673    3,270
   Energy efficiency costs                   2,674      2,394    2,413
   Environmental costs - net                (2,437)       166    2,010
   Other                                      (455)       273     (601)
 Investment tax credit amortization         (1,028)    (1,028)  (1,028)
 Federal and state currently payable -
   other income and deductions               1,551     (1,182)   1,276
     Total                                 $18,132    $19,453  $ 9,189


10. Jointly-Owned Utility Plant

The company has a 21.528% (134,300 KW) interest in a 624,000 KW coal-fired unit (Neal #4), completed in 1979. Amounts at December 31, 1996 and 1995, included in utility plant were $82.4 and $82.0 million, respectively, and the accumulated provision for depreciation was $43.3 and $40.8 million, respectively. In addition, the company has a long-term participation power purchase for 25,000 KW of Neal #4 generating capacity which expires in 2003. Minimum future capacity payments under the participation purchased power agreement are approximately $13.7 million. The 21.528% ownership share and the long-term participation purchase provide the company with an aggregate of 159,300 KW of Neal #4 generating capacity.

The company also has a 4% (28,000 KW) interest in a 675,000 KW coal-fired unit (Louisa #1), completed in 1983. Utility plant at December 31, 1996 and 1995, was $24.7 and $24.8 million, respectively, and the accumulated provision for depreciation was $10.2 and $9.6 million, respectively.

The company's share of direct expenses of Neal #4 and Louisa #1 is included in the appropriate operating expenses in the statements of income.


11. Purchased Power Contracts

The company has three long-term purchased power contracts with other electric utilities. The contracts provide for the purchase of 255 megawatts of capacity through April 2001. The company is obligated to pay the capacity charges regardless of the actual electric demand by the company's customers. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units.

The three purchased power contracts required annual capacity payments of $24.6 million in 1996, 1995 and 1994. Over the remaining period of the contracts, total capacity payments will be approximately $111 million. In Iowa, the IUB has concluded that the capacity purchases were prudent and allowed recovery of costs in rates.

The rate structure approved by the MPUC does not provide for full recovery of purchased power applicable to the Minnesota jurisdiction. The 1996 rate order by the MPUC held that the company had 100 MW of excess capacity and disallowed recovery of approximately $800,000 annually.

The company has not filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and FERC jurisdictions. Increased margins from sales growth in Illinois have largely offset the revenue deficiency.

The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.


12. Demand Side Management Costs

Minnesota and Iowa regulations require that utilities conduct energy efficiency and demand side management programs. Demand side management expenditures applicable to the Minnesota jurisdiction in an annual amount of approximately $1.0 million are currently being recovered through rates. Iowa jurisdiction tariffs which provide for the recovery of demand side management costs incurred through December 31, 1992, were placed in effect in October 1994. The Iowa tariffs provide for the recovery of $6.7 million of costs over a four year period. The company filed in 1996 for recovery of $18.5 million of costs incurred from 1993 through 1995. As of December 31, 1996 and 1995, the amounts deferred were $29.9 and $23.1 million, respectively.


13. Quarterly Information (Unaudited)

The quarterly information has not been audited but, in the opinion of the company, reflects all adjustments necessary for the fair statement of the results of operations for each period. The quarterly data shown below reflect seasonal and timing variations which are common in the utility industry.

                                             (Thousands of Dollars)
                                          (Except Earnings Per Share)
1996                                 March 31  June 30   Sept. 30  Dec. 31

Operating revenues                   $87,049   $76,298   $83,482   $79,255
Operating income                      13,140     7,649    12,762     8,769
Net income                             9,541     3,927     9,821     5,034
Earnings per share of common stock       .93       .34       .95       .45


1995                                 March 31  June 30   Sept. 30  Dec. 31

Operating revenues                   $82,765   $72,054   $86,340   $77,383
Operating income                      11,815    10,880    15,283     8,163
Net income                             7,757     3,865    11,731     4,303
Earnings per share of common stock       .74       .34      1.16       .38

Net income for the fourth quarter of 1996 was $5.0 million, compared with $4.3 million in 1995. Factors contributing to the higher net income included increased electric and gas sales, decreased maintenance expense, and the recognition of insurance proceeds to offset previously incurred legal expenses.

Total electric sales for the fourth quarter of 1996 increased 3.9% over the same period in 1995. Residential electric sales increased 1.2%, while commercial and farm sales increased 7.1% primarily due to increased crop drying. Large power and light sales increased 2.7%.

Total gas volumes increased 6.0%, due primarily to a 7.2% increase in transportation gas volumes. Gas revenues were $14.9 million for the fourth quarter of 1996, compared to $13.6 million for the fourth quarter of 1995. The increased revenues reflect increased residential and commercial sales due to colder temperatures.

Maintenance expense for the fourth quarter of 1996 was $3.8 million compared to $4.1 million for the fourth quarter of 1995. The variation for the fourth quarter is primarily due to differences in the timing of maintenance projects. For the calendar year, maintenance expense for 1996 was $16.2 million, compared to $14.9 million for 1995.

Other operating expense for the fourth quarter of 1996 reflects the recognition of approximately $2.5 million received from insurance companies in partial settlement of environmental litigation proceedings. The proceeds offset environmental litigation expenses incurred by the company in 1996. Other operating expense for the fourth quarter of 1996 also reflects a provision of $0.4 million related to anticipated future environmental investigation expense.

Other operating expense for the proposed merger of Interstate Power Company, IES Industries and WPL Holdings were $1.2 million in the fourth quarter of 1996, compared to $1.3 million for the fourth quarter of 1995.

Depreciation expense was $7.9 million for the fourth quarter of 1996, compared to $7.5 million for the corresponding period of 1995. The increase is attributable to increased investment in plant and the implementation of higher depreciation rates.


14. Commitments and Contingencies

The company has a barge transportation contract, coal supply contracts, a rail transportation contract and a coal transloading agreement applicable to its power plants. Such contracts, the last of which expires in 1999, require estimated minimum future payments of $78.8 million.

The company has three natural gas supply contracts, three natural gas transportation contracts, and three natural gas storage contracts, which collectively obligate the company for a minimum annual commitment of approximately $11.1 million. Such agreements individually expire from 1998 through 2002.


15. Merger

The Company, WPL Holdings, Inc. (WPLH) and IES Industries Inc. (IES) have entered into an Agreement and Plan of Merger (merger agreement), dated November 10, 1995, as amended on May 22, 1996, and August 16, 1996, providing for: a) Interstate Power Company (IPC) becoming a wholly-owned subsidiary of WPLH and b) the merger of IES with and into WPLH, which merger will result in the combination of IES and WPLH as a single holding company. The new holding company will be named Interstate Energy Corporation (Interstate Energy). The proposed merger, which will be accounted for as a pooling of interests and is intended to be tax-free for federal income tax purposes, was approved by the shareholders of each company on September 5, 1996. It is still subject to approval by several federal and state regulatory agencies. The companies expect to receive regulatory approvals by the end of the third quarter of 1997.

The summary below contains selected unaudited pro forma financial data for the year ended December 31, 1996. The financial data should be read in conjunction with the historical consolidated financial statements and related notes of the Company, WPLH and IES and in conjunction with the unaudited pro forma combined financial statements and related notes of Interstate Energy included in the Form 10-K Annual Report of Interstate Power Company.

                                                                PRO FORMA
                                                                COMBINED
                                 IES         WPLH      IPC     (Unaudited)
                                         (in thousands)

Operating Revenues           $  973,912  $  932,844  $326,084  $2,232,840

Income from Continuing
  Operations                 $   60,907  $   73,205  $ 25,860  $  159,972

Earnings per share from
  Continuing Operations      $     2.04  $     2.38  $   2.69  $     2.12

Assets at December 31,
  1996                       $2,125,562  $1,900,531  $639,200  $4,665,293

Long-term debt, net at
  December 31, 1996          $  744,298  $  430,190  $188,731  $1,363,219


Under the terms of the merger agreement, the outstanding shares of WPLH's common stock will remain unchanged and outstanding as shares of Interstate Energy. Each outstanding share of IES common stock will be converted to
1.14 shares of Interstate Energy's common stock. Each share of IPC's common stock will be converted to 1.11 shares of Interstate Energy's common stock. It is anticipated that Interstate Energy will retain WPLH's common share dividend payment level as of the effective time of the merger. On January 22, 1997, the Board of Directors of WPLH declared a quarterly dividend of 50 cents per share. This represents an equivalent annual rate of $2.00 per share.

WPLH is a holding company headquartered in Madison, Wisconsin, and is the parent company of Wisconsin Power and Light Company (WP&L) and Heartland Development Corporation (HDC). WP&L supplies electric and gas service to approximately 385,000 and 150,000 customers, respectively, in south and central Wisconsin. HDC and its principal subsidiaries are engaged in business in three major areas: environmental, energy and affordable housing services.

IES is a holding company headquartered in Cedar Rapids, Iowa, and is the parent company of IES Utilities Inc. (Utilities) and IES Diversified Inc. (Diversified). Utilities supplies electric and gas service to approximately 336,000 and 176,000 customers, respectively, in Iowa. Diversified and its principal subsidiaries are primarily engaged in the energy-related, transportation and real estate development businesses.

Interstate Energy will be the parent company of Utilities, WP&L and IPC and will be registered under the Public Utility Holding Company Act of 1935 (1935 Act), as amended. The merger agreement provides that these operating utility companies will continue to operate as separate entities for a minimum of three years beyond the effective date of the merger. In addition, the non-utility operations of IES and WPLH will be combined shortly after the effective date of the merger under one entity to manage the diversified operations of Interstate Energy. The corporate headquarters of Interstate Energy will be in Madison, Wisconsin.

The Securities & Exchange Commission (SEC) historically has interpreted the 1935 Act to preclude registered holding companies, with limited exceptions, from owning both electric and gas utility systems. Although the SEC has recently recommended that registered holding companies be allowed to hold both gas and electric utility operations if the affected states agree, it remains possible that the SEC may require as a condition to its approval of the proposed merger that IPC, WPLH and IES divest their gas utility properties, and possibly certain non-utility ventures of IES and WPLH, within a reasonable time after the effective date of the proposed merger.


16.  Segments of Business

Information about the company's operations in different segments of business for 1996, 1995 and 1994 are shown in the table below.

                                        Electric      Gas      Total
                                             (Thousands of Dollars)
1996
Revenue                                 $276,620    $49,464   $326,084

Operating income (Before income taxes)  $ 54,835    $ 4,066   $ 58,901

Depreciation and amortization expense   $ 28,919    $ 2,168   $ 31,087

Capital expenditures                    $ 25,738    $ 5,259   $ 30,997

Utility plant - net                     $455,368    $42,344   $497,712


1995
Revenue                                 $274,873    $43,669   $318,542

Operating income (Before income taxes)  $ 57,255    $ 9,521   $ 66,776

Depreciation and amortization expense   $ 27,442    $ 2,118   $ 29,560

Capital expenditures                    $ 26,583    $ 1,996   $ 28,579

Utility plant - net                     $459,250    $39,277   $498,527




1994
Revenue                                 $261,730    $45,920   $307,650

Operating income (Before income taxes)  $ 42,881    $   554   $ 43,435

Depreciation and amortization expense   $ 26,156    $ 2,056   $ 28,212

Capital expenditures                    $ 38,129    $ 2,969   $ 41,098

Utility plant - net                     $461,245    $39,436   $500,681
















































Independent Auditors' Report

DELOITTE & TOUCHE LLP


To the Stockholders and Board of Directors of Interstate Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Interstate Power Company as of December 31, 1996 and 1995 and the related statements of income, retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Davenport, Iowa
January 30, 1997




















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



/s/ Michael R. Chase

Michael R. Chase
President and Chief
Executive Officer






















Selected Financial Data

                             1996       1995      1994      1993      1992
                                       (Thousands of Dollars)

Operating revenues       $326,084   $318,542  $307,650  $309,468  $285,298
Operation                 203,867    191,335   202,545   204,871   181,391
Maintenance                16,164     14,881    17,160    16,771    16,966
Depreciation and
 amortization              31,087     29,560    28,212    26,955    25,887
Income taxes               16,582     20,635     7,913     8,967     9,337
Property and other taxes   16,064     15,990    16,298    17,080    16,533
                          283,764    272,401   272,128   274,644   250,114
Operating income           42,320     46,141    35,522    34,824    35,184
Other income (deductions)
 - net                      2,225     (1,690)    1,990       780       724
Income before interest
 charges                   44,545     44,451    37,512    35,604    35,908
Interest charges           16,222     16,795    16,845    16,617    16,691
Net income                 28,323     27,656    20,667    18,987    19,217
Preferred dividends         2,463      2,458     2,454     2,861     2,975
Earnings available for
 common stock            $ 25,860   $ 25,198  $ 18,213  $ 16,126  $ 16,242

Average number of common
 shares outstanding     9,593,664  9,564,287 9,478,741 9,316,387 9,297,748

Earnings per common
 share                   $   2.69   $   2.63  $   1.92  $   1.73  $   1.74

Common dividends
 declared per share      $   2.08   $   2.08  $   2.08  $   2.08  $   2.08

Total assets             $639,200   $634,316  $628,845  $604,361  $558,100

Long-term debt and
 mandatory sinking fund
 preferred stock         $195,878   $212,916  $212,965  $227,007  $207,958






















Common Stock Market Data

The company's common stock (IPW) is listed on the New York, Midwest and Pacific Stock Exchanges. The company's preferred stock and first mortgage bonds are traded in the over-the-counter market. The company was reorganized as of March 31, 1948, and dividends on common stock have been paid each quarter since September 20, 1948, with the annual payments rising from $0.60 per share to $2.08 per share. As of December 31, 1996, there were 13,904 holders of common stock and 152 holders of preferred stock. Historical quarterly data for the company's common stock is shown below:


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
Sept. 30, 1995       $0.52/Share    27 1/4 - 23 1/4       9,563,020
Dec. 31, 1995        $0.52/Share    33 1/4 - 27 1/8       9,564,287
March 31, 1996       $0.52/Share    33 1/2 - 30           9,564,287
June 30, 1996        $0.52/Share    32 1/2 - 29 7/8       9,565,211
Sept. 30, 1996       $0.52/Share    32 1/2 - 28 7/8       9,574,607
Dec. 31, 1996        $0.52/Share    31 1/4 - 28 3/4       9,593,664