Form 10-K405, Exhibit 13
period 1997-12-31
INTERSTATE POWER CO
filed 1998-04-07
CIK 51720

EX-13
                            INTERSTATE POWER COMPANY

   MANAGEMENT'S DISCUSSION AND ANALYSIS

   MERGER

   The Company, WPL Holdings, Inc. (WPLH) and IES Industries Inc. (IES) have entered into an Agreement and Plan of Merger (Merger Agreement), dated November 10, 1995, as amended on May 22, 1996, and August 16, 1996, providing for: a) Interstate Power Company (IPC) becoming a wholly owned subsidiary of WPLH and b) the merger of IES with and into WPLH, which merger will result in the combination of IES and WPLH as a single holding company. The new holding company will be named Interstate Energy Corporation (Interstate Energy). The proposed merger, which will be accounted for as a pooling of interests and is intended to be tax free for federal income tax purposes, was approved by the shareholders of each company on September 5, 1996. It is still subject to approval by the Securities and Exchange Commission. The companies expect to receive approval in 1998.

   The business of Interstate Energy will consist of utility operations and various non utility enterprises, and it is expected that its utility subsidiaries will serve more than 897,000 electric customers and 383,000 natural gas customers in Iowa, Illinois, Minnesota and Wisconsin.

   Under the terms of the Merger Agreement, the outstanding shares of WPLH's common stock will remain unchanged and outstanding as shares of Interstate Energy. Each outstanding share of IES common stock will be converted to
   1.14 shares of Interstate Energy's common stock. Each share of the Company's common stock will be converted to 1.11 shares of Interstate Energy's common stock. It is anticipated that Interstate Energy will retain WPLH's common share dividend payment level as of the effective time of the merger. Currently that level represents an annual rate of $2.00 per share.

   WPLH is a holding company headquartered in Madison, Wisconsin, and is the parent company of Wisconsin Power and Light Company (WP&L) and Heartland Development Corporation (HDC). WP&L supplies electric and gas service to approximately 393,000 and 155,000 customers, respectively, in south and central Wisconsin. HDC and its principal subsidiaries are engaged in businesses in three major areas: environmental, energy services and affordable housing services.

   IES is a holding company headquartered in Cedar Rapids, Iowa, and is the parent company of IES Utilities Inc. (Utilities) and IES Diversified Inc. (Diversified). Utilities supplies electric and gas service to approximately 339,000 and 178,000 customers, respectively, in Iowa. Diversified and its principal subsidiaries are primarily engaged in the energy related, transportation and real estate development businesses.

   Interstate Energy will be the parent company of Utilities, WP&L and IPC and will be registered under the Public Utility Holding Company Act of 1935 (1935 Act), as amended. The merger agreement provides that these operating utility companies will continue to operate as separate entities for a minimum of three years beyond the effective date of the merger. In addition, the non utility operations of IES and WPLH will be combined shortly after the effective date of the merger under one entity to manage the diversified operations of Interstate Energy. The corporate headquarters of Interstate Energy will be in Madison, Wisconsin.

   The Securities & Exchange Commission (SEC) historically has interpreted the 1935 Act to preclude registered holding companies, with limited exceptions, from owning both electric and gas utility systems. Although the SEC has recently recommended that registered holding companies be allowed to hold both gas and electric utility operations if the affected states agree, it remains possible that the SEC may require as a condition to its approval of the Proposed Merger that the Company, WPLH and IES divest their gas utility properties, and possibly certain non utility ventures of IES and WPLH, within a reasonable time after the effective date of the proposed merger.

   LIQUIDITY AND CAPITAL RESOURCES

   Cash flow from operating activities was $67 million in 1997 versus $63 million in 1996. The funds were primarily used to pay the company's construction program and to pay common and preferred dividends. It is management's opinion that the company has adequate access to capital markets and will be able to satisfy anticipated capital requirements.

   Construction expenditures were $29, $31 and $29 million in 1997, 1996 and 1995, respectively. For the five year period from 1998 through 2002, construction expenditures are estimated to be $197 million. The company anticipates that approximately 75% of the construction funds for years 1998 and 1999 will be generated internally. The 1998 and 1999 construction programs are estimated to be $31 and $42 million, respectively.

   The company has authorization from the Federal Energy Regulatory Commission (FERC) to issue up to $75 million in short term debt. At year end 1997, a $41.5 million line of credit was available. Lines of credit are generally used in support of commercial paper, which is the primary source of short term financing. At year end 1997, the company had $33.5 million of commercial paper payable.

   At December 31, 1997, based upon the most restrictive earnings test contained in the company's Indenture pursuant to which first mortgage bonds are issued, the company could issue in excess of $200 million of additional first mortgage bonds. The company's fixed charge coverage ratio was 4.0 times for 1997, 3.8 times for 1996 and 3.7 times for 1995.

   The company's stock price decreased from $33.125 at year end 1995 to $29 at year end 1996 but attained a record high of $37.44 at year end 1997. Effective June 1996, the company elected to issue new shares of common stock for the Dividend Reinvestment and Stock Purchase Plan rather than purchasing shares on the open market. The company resumed open market purchases to satisfy the Dividend Reinvestment and Stock Purchase Plan requirements in 1997.

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

   PURCHASED POWER CONTRACTS

   In 1992, the company entered into three long term purchased power contracts with other utilities. The contracts provide for the purchase of 255 MW of capacity through April 2001. Energy is available at the company's option at approximately 100% to 110% of monthly production costs for the designated units. The three purchased power contracts required capacity payments of $24.9 million in 1997, and $24.6 in 1996 and 1995. Over the remaining life of the contracts, total capacity payments will be approximately $85.6 million. The purchased power contract payments are not for debt service requirements of the selling utility, nor do they transfer risk or rewards of ownership.

   The rate structure approved by the Minnesota Public Utilities Commission
   (MPUC) does not provide for full recovery of purchased power costs applicable to the Minnesota jurisdiction. The 1996 rate order by the MPUC held that the company had 100 MW of excess capacity and disallowed recovery of approximately $800,000 annually.

   The company has not filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and FERC jurisdictions. The company believes that increased margins from sales growth in Illinois have largely offset the revenue deficiency.

   CLEAN AIR ACT

   The company meets the existing federal and state environmental regulations. The Federal Clean Air Act Amendments of 1990 requires reductions in sulfur dioxide and nitrogen oxide emissions from power plants. The most restrictive provisions relate to sulfur dioxide emissions. Phase 1 of the Clean Air Act became effective January 1, 1995, while Phase 2 is effective January 1, 2000. To comply with Phase 1, the company has switched to low sulfur coal and installed low nitrogen oxide burners. No significant costs will be incurred to comply with Phase 2 environmental standards, which take effect January 1, 2000.

   COAL TAR DEPOSITS

   Early this century, various utilities including the company operated plants which produced manufactured gas for cooking and lighting. The company's facilities ceased operations over 40 years ago when natural gas pipelines were extended into the upper Midwest. Some of the former gasification sites contain coal tar waste products which may present an environmental hazard. The company has identified nine sites which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability applicable to the sites.

   In 1957, the company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. In 1995, a settlement was reached with KCPL for sharing of costs to remediate the site. As of year end 1997, soil remediation of the site is complete, however, ground water monitoring continues. The company's total share of cost from 1984 to 1997 at this site is $2.7 million.

   The company formerly operated a manufactured gas plant in Rochester, Minnesota. Soil remediation was completed in 1995 and post remediation groundwater monitoring is complete pending final review. From 1991 through 1997, the company incurred costs aggregating $6.9 million applicable to the Rochester site. A MPUC decision allowed the company to recover $4.9 million over a 10 year period beginning in 1996.

   The company has identified an additional seven sites, as described below, which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability applicable to the investigation of those sites. The company is unable to determine, at this time, the extent, if any, of remediation necessary at these seven sites.

   In Minnesota, the company owned or operated four manufactured gas plant sites: Albert Lea, Austin, New Ulm and Owatonna. Potentially hazardous wastes associated with former coal gasification operations have been identified at each site. The company incurred $0.2 million in investigation costs for these sites in 1997, and $1.5 million since the investigation process began.

   The company received accounting orders from the MPUC which allows the deferral of investigation and remediation costs applicable to the Minnesota sites and further allows the company to seek recovery in a rate case.

   In addition, the company has identified three other sites: Galena and Savanna, Illinois, and Clinton, Iowa. Potentially hazardous wastes associated with former coal gasification operations have been identified at these sites. Little or no activity is expected at the Illinois sites in 1998. In 1997, $3.8 million was expensed for investigation and remediation work expected at the Clinton site in 1998.

   Previous actions by Iowa and Illinois regulators have permitted utilities to recover prudently incurred unreimbursed investigation and remediation costs.

   In 1994, the company filed a lawsuit against certain of its insurers to recover the costs of investigating and remediating the former coal gasification plants. Eight insurers paid the company a total of $9.6 million in 1995, 1996 and 1997 in order to be discharged from the lawsuit. As of December 31, 1997, $4.8 million is recorded as a deferred credit pending regulatory disposition. Neither the company nor its legal counsel is able to predict the amount of additional insurance recovery, and accordingly, no potential recovery has been recorded.

   LARGE ELECTRIC CUSTOMERS

   The company's six largest electric customers consumed a total of 1,762,009 MWH of electricity in 1997, which accounts for over 33 percent of total MWH sales. These customers are involved in the production of agricultural, chemical and cement products and their usage is generally not affected by weather variations. The company is not aware of any plan by these customers to significantly reduce consumption. Electric consumption by these customers increased 1.0 percent from 1996, while 1996 consumption was 0.4 percent less than 1995. The aggregate 1997 rate for these customers was approximately 3.3 cents per KWH.

   DEMAND SIDE MANAGEMENT COSTS

   Regulations in Iowa and Minnesota require that utilities conduct demand side management or energy efficiency programs. The company's long term forecast projects that these programs may offset the need for approximately 150 MW of generating capacity by the year 2001. Program costs are subject to regulatory reviews.

   The company's Minnesota rates recover jurisdictional demand side management expenditures and lost revenues. The Iowa Utilities Board (IUB) allows recovery of deferred Iowa costs. The 1990, 1991 and 1992 DSM costs are being recovered over a four year period which began in October 1994. The 1993, 1994 and 1995 DSM costs are being recovered over a four year period which began in May 1997. Cost recovery of the DSM costs for 1996 and through September 1997 began in October 1997 and are being recovered over a four year period. Effective October 1997, DSM costs for the period of October 1997 through September 1998 will be recovered as they are incurred.

   ORDER 636

   FERC Order 636, effective in late 1993, shifted primary responsibility for gas supply acquisition from pipelines to local distribution companies such as the company.

   Order 636 provides a mechanism under which pipelines can recover prudent transition costs associated with the restructuring process. The company is currently recovering these costs from customers through the purchased gas adjustment clause. The company anticipates that under customary ratemaking practices, future transition costs will be recovered from customers, and has recorded on its balance sheet a liability and a corresponding regulatory asset in the amount of $1.3 million.

   INDUSTRIAL AND COMMERCIAL GAS CUSTOMERS

   Current regulatory rules allow industrial and commercial customers to purchase their gas supply directly from producers and use the company's facilities to transport the gas. Transportation customers pay the company a fee equivalent to the margin on a retail sale. Acting as a gas transporter, rather than as a merchant, reduces the risk applicable to taking ownership of the gas. Twenty two large customers currently purchase a majority of their gas requirements from producers or gas marketers. Consumption for the three largest gas customers was up 12% over 1996 and currently accounts for approximately 70% of system throughput. The company's largest gas customer, which represents 36% of the company's total gas throughput, is committed by contract for the next four years.

   RATE MATTERS

   The company filed a Minnesota electric rate increase application in June 1995. The application requested an annual increase of $4.6 million (later adjusted by the company to $3.3 million). Interim rates were not requested. On April 10, 1996, the Commission issued an order allowing an increase in electric rates of $2.3 million. The company and the Department of Public Service filed for reconsideration by the Commission. A Commission order issued June 26, 1996, denied reconsideration. Rates reflecting the increase granted were implemented in August 1996. A Commission order issued December 16, 1996, allowed the company to recover approximately an additional $830,000 in 1997 applicable to the time period from the original order to the date when new rates were implemented.

   The company filed a Minnesota gas rate increase application in May 1995. The application requested an annual increase of $2.4 million, including a return on common equity of 11.75%. Interim rates in an annual amount of $1.5 million were placed in effect in June 1995. On February 29, 1996, the Commission issued an order allowing an increase in gas rates of $2.1 million. The company, the Department of Public Service and the Office of Attorney General filed for reconsideration by the Commission. A Commission order after reconsideration issued July 2, 1996, affirmed the level of increased rates at approximately $2.1 million. Rates reflecting the increase granted were implemented in September 1996. The Department of Public Service and the Office of Attorney General appealed the Commission's decision. The appeal was denied by the Minnesota Court of Appeals on February 18, 1997. On March 21, 1997, the Department of Public Service and the Office of Attorney General appealed the decision of the Court of Appeals (and the Commission) to the Minnesota Supreme Court. On January 8, 1998, the Minnesota Supreme Court upheld the MPUC initial decision allowing the company to recover $4.9 million of clean up expenses over a 10 year period.

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

   Year 2000

   The Merged Company (see above for further discussion of the Merger) utilizes software, embedded systems and related technologies throughout its businesses that will be affected by the date change in the Year 2000. An internal task force has been assembled to review and develop the full scope, work plan and cost estimates to ensure that the merged Company's systems continue to meet its internal and customer needs.

   Phase I of the project has been completed which encompasses a review of the necessary software modifications that will need to be made to the Merged Company's financial and customer systems. The Merged Company currently estimates that the remaining costs to be incurred on this phase of the project will be approximately $4 million to $8 million in the aggregate. The task force has also begun Phase II of the project which is an extensive review of the Merged Company's embedded operating systems for Year 2000 conversion issues. The Merged Company is currently unable to estimate the costs to be incurred on this phase of the project but does believe that the costs will be significant. An estimate of the expenses to be incurred on this phase of the project is expected to be available by the third quarter of 1998.

   RESULTS OF OPERATIONS

   The company's results of operations and financial condition are affected by numerous factors, including weather, general economic conditions and rate changes.

   Earnings per share of common stock were $2.74 for 1997, compared with $2.69 for 1996 and $2.63 for 1995. Increased sales, electric and gas rate increases and continuing efforts to control costs contributed to the increased earnings. The 1997 return on common equity was 12.7%, compared with 12.9% for 1996 and 13.0% in 1995.

   Electric residential sales for 1995 were unusually high primarily because of warm and humid weather during the air conditioning season. The 1996 and 1997 summers returned to a more normal weather pattern. KWH use per residential customer was 7,893 for 1997; 7,972 for 1996; and 8,280 for 1995.

   Electric "margin" is defined as electric revenue less certain other costs (primarily fuel and purchased power). Electric margins for years 1997, 1996 and 1995 were $154.8, $153.5 and $151.8 million, respectively. The Iowa electric rate increase implemented in June 1995 and the Minnesota electric rate increase in August 1996 were the primary reasons for the increased electric margin. Gas "margin" is defined as gas revenue less certain other costs (primarily purchased gas cost). The gas margins for 1997, 1996 and 1995 were $19.2, $17.2 and $17.3 million, respectively.
   Rate increases in the states of Minnesota and Iowa contributed to a higher gas margin. The gas margin for 1996 was depressed due to a sharp increase in gas costs in December of 1996. Under existing purchase gas adjustment clauses, there normally is a delay of at least a month in collecting (or refunding) any variations in gas costs.

   Other operating expenses were $64.7, $51.7 and $50.0 million for 1997, 1996 and 1995, respectively. Other operating expenses include $1.5, $2.7 and $1.3 million for 1997, 1996 and 1995, respectively, for merger related expenses. Other operating expenses for the years 1997, 1996 and 1995, include $3.8, $0.4 and $1.0 million, respectively, for environmental investigation, remediation and litigation costs.

   Maintenance expense for 1997 was $17.8 million, compared to $16.2 million in 1996 and $14.9 million in 1995. Several maintenance projects postponed in 1995 were completed in 1996 and 1997.

   Depreciation expense was $31.2, $30.6 and $29.3 million, for 1997, 1996 and 1995, respectively. The increase is primarily due to additional investment and the implementation of higher depreciation rates approved by the MPUC.

   Interest on long-term debt was $13.9, $14.6 and $14.8 million for 1997, 1996 and 1995, respectively. On May 1, 1997, $17 million of 6 1/8% First Mortgage Bonds were retired. As a result, the percentage of total capitalization attributable to long term debt has declined from 44.8% at year end 1995 to 39.8% at year end 1997.

   Interest on commercial paper payable was $1.5, $1.6 and $2.1 million for 1997, 1996 and 1995, respectively. The decreased commercial paper interest expense is primarily attributable to a slightly higher average balances outstanding offset by lower interest rates. At year end 1997, the company had $33.5 million of short term commercial paper payable, compared with $28.7 million at year end 1996.

   The company's investment in coal stockpiles was $10.2 million at December 31, 1997 and $13.3 million at December 31, 1996. Refinements to the company's fuel delivery process have decreased the amount of inventory required to carry the company over the winter. The company's investment in gas stored underground was $2.7, $2.3 and $2.4 million at December 31, 1997, 1996 and 1995, respectively.

   Statements of Income

   For the years ended December 31     1997          1996           1995
                                                (Thousands of Dollars)
   Operating Revenues:
      Electric                      $277,340      $276,620       $274,873
      Gas                             54,507        49,464         43,669
                                     -------       -------        -------
        Total operating revenues     331,847       326,084        318,542
                                     -------       -------        -------
   Operating Expenses:
      Operation:
        Fuel for electric generation  55,402        57,560         62,164
        Power purchased               56,770        61,556         57,566
        Cost of gas sold              33,324        31,617         25,888
        Other operating expenses      64,685        51,707         44,581
      Maintenance                     17,782        16,164         14,881
      Depreciation and amortization   31,676        31,087         29,560
      Income Taxes:
        Federal current               10,233        11,389         11,608
        State current                  3,080         3,434          3,549
        Deferred taxes - net           2,430         2,787          6,506
        Investment tax credit
          amortization                (1,028)       (1,028)        (1,028)
      Property and other taxes        16,708        16,064         15,990
                                     -------       -------        -------
        Total operating expenses     291,062       282,337        271,265
                                     -------       -------        -------
   Operating Income                   40,785        43,747         47,277

   Other Income and Deductions         3,819           798         (2,826)
                                     -------       -------        -------
   Income Before Interest Charges     44,604        44,545         44,451
                                     -------       -------        -------
   Interest Charges:
        Long-term debt                13,880        14,587         14,811
        Other interest charges         1,730         1,885          2,325
        Borrowed funds used during
         construction                   (174)         (250)          (341)
                                     -------       -------        -------
           Total interest charges     15,436        16,222         16,795
                                     -------       -------        -------
   Net Income                         29,168        28,323         27,656

   Preferred Stock Dividends          (2,469)       (2,463)        (2,458)

   Income Available for Common
     Stock                           $26,699       $25,860        $25,198
                                     =======       =======        =======
   Earnings Per Average Common
    Share Outstanding based on
    9,724,974: 9,593,664 and
    9,564,287 shares, respectively     $2.74         $2.69          $2.63
                                     =======        ======         ======
   Dividends Paid Per Common Share     $2.08         $2.08          $2.08
                                     =======        ======         ======

   The accompanying notes are an integral part of these financial statements.

   Balance Sheets

   ASSETS
   As of December 31                           1997           1996
                                              (Thousands of Dollars)

   Utility Plant:
     In Service:
        Electric:
          Production                        $377,432        $376,338
          Transmission                       191,068         187,911
          Distribution                       246,553         234,320
          General                             54,071          53,847
                                            --------        --------
        Total Electric                       869,124         852,416
        Gas                                   70,201          68,047
                                            --------        --------
                                             939,325         920,463
        Less - accumulated depreciation      450,595         426,471
                                            --------        --------
                                             488,730         493,992
     Held for future use                         591             591
     Construction work in progress             5,276           3,129
                                            --------        --------
        Net utility plant                    494,597         497,712
                                            --------        --------

   Other Property and Investments              6,186             453
                                            --------        --------
   Current Assets:
     Cash and cash equivalents                 2,897           3,072
     Accounts receivable, less reserves
       of $200                                27,061          28,227
     Inventories - at average cost:
        Fuel                                  13,888          16,623
        Materials and supplies                 6,297           6,214
     Prepaid pension cost                      3,487           3,331
     Prepaid income tax                       11,317           9,483
     Other prepayments and current assets      1,049             683
                                            --------        --------
        Total current assets                  65,996          67,633
                                            --------        --------

   Deferred Debits:
     Regulatory assets                        65,818          66,786
     Unamortized debt expense                  5,503           5,710
     Other                                       649             906
                                            --------        --------
        Total deferred debits                 71,970          73,402
                                            --------        --------
   Total                                    $638,749        $639,200
                                            ========        ========


   The accompanying notes are an integral part of these finanical statements.

   Balance Sheets

   Capitalization and Liabiities
   As of December 31                            1997            1996
                                               (Thousands of Dollars)

   Capitalization, per accompanying statements:
     Common stock, par value $3.50 per share;
        authorized - 30,000,000 shares; issued
        and outstanding - 9,760,821 in 1997 and
        9,670,866 in 1996                      $34,163         $33,848
     Additional paid-in capital                108,292         105,959
     Retained earnings                          73,166          66,251
                                              --------        --------
               Total common equity             215,621         206,058
                                              --------        --------

     Preferred stock (optional sinking fund)    10,819          10,819
     Preferred stock (mandatory sinking fund)   24,267          24,147
     Long-term debt                            165,280         171,506
                                              --------        --------
        Total capitalization                   415,987         412,530
                                              --------        --------

   Current liabilities:
     Commercial paper                           33,500          28,700
     Long-term debt maturing within one year     6,300          17,225
     Accounts payable                           13,208          14,013
     Dividends payable - preferred stock           599             599
     Payrolls accrued                            3,385           3,291
     Taxes accrued                              16,014          16,953
     Interest accrued                            2,638           2,817
     FERC order 636 transition costs             1,300           2,200
     Other                                       4,537           2,878
                                              --------         --------
        Total current liabilities               81,481          88,676
                                              --------         --------

   Deferred Credits and Other Non-Current
     Liabilities:
     Accumulated deferred income taxes         104,669          99,303
     Accumulated deferred investment
       tax credits                              15,985          17,013
     Deferred pension costs                      7,613           7,115
     Environmental clean-up costs                5,794           7,234
     Other                                       7,220           7,329
                                              --------        --------
        Total deferred credits and other
          non-current liabilities              141,281         137,994
                                              --------        --------

   Commitments and Contingencies (Notes 1, 3 and 9)


   Total                                      $638,749        $639,200
                                              ========        ========

   The accompanying notes are an integral part of these finanical statements.

   Statements of Cash Flows

   For the years ended December 31         1997           1996         1995
                                                   (Thousands of Dollars)
   Reconciliation of Net Income to
   Cash Flows
   From Operating Activities:
     Net Income                           $29,168        $28,323      $27,656
     Adjustments for non-cash items:
        Depreciation and amortization      31,676         31,087       29,560
        Deferred income taxes               4,593          4,916        6,912
        Investment tax credit
          amortization                     (1,028)        (1,028)      (1,028)
        Equity funds used during
          construction (AFUDC)                (16)           (13)           0
        Prepaid pension cost                  672             99           74
     Changes in assets and liabilities:
        Accounts receivable - net           1,166           (430)      (5,447)
        Inventories                         2,658          2,016        4,599
        Accounts payable and other
         current liabilities                3,885             73       (2,946)
        Accrued and prepaid taxes          (3,009)        (2,500)       2,379
        Interest accrued                     (179)            (2)        (111)
        Other prepayments and
         current assets                      (622)           470        1,469
        Rate refund payable                     0           (256)         256
        Regulatory assets - deferred demand
         side management costs                (91)        (6,718)      (6,177)
        Regulatory assets - other          (3,005)         2,648          794
     Other operating activities               877          4,018        3,275
                                          -------        -------      -------
     Cash flows from operating
      activities                           66,745         62,703       61,265
                                          -------        -------      -------

   Cash Flows From Investing Activities:
     Additions to utility plant           (28,698)       (30,734)     (28,238)
     Borrowed funds used during
      construction (AFUDC)                   (174)          (250)        (341)
     Other                                 (5,697)          (243)         127
                                          -------        -------      -------
     Cash flows from investing
      activities                          (34,569)       (31,227)     (28,452)
                                          -------        -------      -------
   Cash Flows From Financing Activities:
     Issuance of common stock               2,694           3,228            0
     Retirement of long-term debt         (17,225)          (225)     (14,225)
     Dividends on common and preferred
      stock                               (22,620)       (22,344)     (22,288)
     Commercial paper - net                 4,800        (10,600)       3,700
                                          -------        -------      -------
     Cash flows from financing
      activities                          (32,351)       (29,941)     (32,813)
                                          -------        -------      -------
   Net Increase (Decrease) in Cash and
    Cash Equivalents                        ($175)        $1,535           $0

   Cash and Cash Equivalents:
     Beginning of year                      3,072          1,537        1,537
                                          -------        -------      -------
     End of year                           $2,897         $3,072       $1,537
                                          =======        =======      =======

   Supplemental Disclosures of Cash Flow Information:
     Cash paid during the period for:

        Interest (net of interest
          capitalized)                   $15,533        $15,678      $16,655
        Income taxes                     $17,210        $16,330      $11,134


   The accompanying notes are an integral part of these financial statements.

   Statements of Capitalization

   As of December 31                         1997               1996

   Common Equity                         $215,621     51.8%   $206,058   49.9%
                                          -------             -------
   Cumulative Preferred Stocks:
     Authorized:
        Preferred    - 2,000,000 shares at
                       $50.00 par value
        Preference   - 2,000,000 shares at
                       $1.00 par value (A)

     Issued and outstanding (B):

                       Redemption
        Series  Shares Price

        Preferred with optional sinking
         fund provisions:
        4.36%   60,455  $52.30              3,023                3,023
        4.68%    55926  $51.62              2,796                2,796
        7.76%   100000  $52.03              5,000                5,000
                                          -------              -------
                                           10,819      2.6%     10,819    2.6%
                                          -------              -------
        Preferred with mandatory sinking
         fund provisions:
        6.40%   545000  $53.20             27,250               27,250
        Unamortized Discount on 6.40%
         Preferred Stock                   (1,847)              (1,921)
        Unamortized Issuance Expense on
         6.40% Preferred Stock                (97)                (101)
        Unamortized Call Premiums on
         Preferred Stock                   (1,039)              (1,081)
                                          -------              -------
                                           24,267      5.8%     24,147    5.9%
                                          -------              -------
   Long-Term Debt:
     First Mortgage Bonds:
        8    % Series due 2007             25,000               25,000
        8 5/8% Series due 2021             25,000               25,000
        7 5/8% Series due 2023             94,000               94,000
                                          -------              -------
                                          144,000              144,000
                                          -------              -------
     Pollution Control Revenue Bonds:
        5.95% due 1997 to 1998                 -                 5,850
        6 3/8% due 1998 to 2007            10,950               11,400
        5.75% due 2003                      1,000                1,000
        6.25% due 2009                      1,000                1,000
        6.30% due 2010                      5,600                5,600
        6.35% due 2012                      5,650                5,650
                                          -------              -------
                                           24,200               30,500
                                          -------              -------
     Other Long-Term Debt                      86                   95
                                          -------              -------
     Unamortized Discount on
      Long-Term Debt                       (3,006)              (3,089)
                                          -------              -------
     Total Long-Term Debt - net           165,280     39.8%    171,506   41.6%
                                          -------              -------
   Total Capitalization                  $415,987    100.0%   $412,530  100.0%
                                          =======              =======

   (A) None outstanding.

   (B) Redeemable at the option of the company upon 30 days notice at the current prices shown.

   The accompanying notes are an integral part of these financial statements.

   Statements of Retained Earnings

   For the years ended December 31          1997      1996        1995
                                             (Thousands of Dollars)
   Retained Earnings, Beginning
    of Year                                $66,251   $61,150     $55,893

   Net Income                               29,168    28,323      27,656

   Dividends on Common Stock               (20,225)  (19,950)    (19,941)

   Dividends on Preferred Stock             (2,469)   (2,463)     (2,458)

   Additional Minimum Liability of
    Non-Qualified Pension Plan at
    December 31 - net of taxes                (347)     (809)          -

   Unrealized Gain on Subsidiary
    Securities                                 788         -
                                           -------   -------     -------
   Retained Earnings, End of Year          $73,166   $66,251     $61,150
                                           =======   =======     =======

   NOTES TO FINANCIAL STATEMENTS
   (dollars in millions except as otherwise indicated)

   NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES

   a.   General

   Interstate Power Company (the Company or IPC) is an investor-owned public utility engaged principally in the generation, transmission, distribution and sale of electricity and the purchase, distribution, transportation and sale of natural gas in Iowa, Minnesota and Illinois.

   Refer to Note 2 for discussion of the proposed merger of the Company.

   Certain reclassifications have been made to the prior years financial statements to conform with the 1997 presentation.

   b.   Regulation

   The financial statements are based on generally accept accounting principles, which give recognition to the ratemaking and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction over the Company.

   c.   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d.   Cash and Equivalents

   Cash and equivalents are stated at cost, which approximates fair market value, and consist of short-term liquid investments with a maturity of three months or less from the date of acquisition.

   e.   Utility Plant and Other Property and Equipment

   Utility plant and other property and equipment is recorded at original cost. Utility plant costs include financing costs that are capitalized using the FERC method for allowance for funds used during construction (AFUDC), including approval to incorporate demand side management costs in the formula. The AFUDC capitalization rates for 1997, 1996 and 1995 were 6.0%, 5.8% and 6.0%, respectively. Consistent with current rate making practices, these capitalized costs are expected to be recovered in future rates as the cost of the utility plant is depreciated.

   Normal repairs, maintenance and minor items of utility plant and other property and equipment are expensed. Ordinary utility plant retirements, including removal costs less salvage value, are charged to accumulated depreciation upon removal from utility plant accounts.

   Substantially all property is subject to the lien of the First Mortgage Bond Indenture.

   f.   Depreciation

   Depreciation is computed on the straight-line method based on net salvage values and the estimated remaining service lives of depreciable property. The provision for book depreciation as a percentage of the average balance of depreciable property in service is as follows:

                         1997            1996          1995

         Electric        3.6%            3.6%          3.5%
         Gas             3.4%            3.4%          3.5%

   g.   Regulatory Assets and Liabilities

   Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that rate-regulated public utilities, such as the Company, record certain costs and credits allowed in the ratemaking process in different periods than for unregulated entities. These are deferred as regulatory assets or regulatory liabilities and are recognized in the statements of income at the time they are reflected in rates. If a portion of the Company's operations are no longer subject to the provisions of SFAS No. 71, a write-off of regulatory assets and liabilities would be required, unless some form of transition cost recovery is established by the appropriate regulatory body. In addition, the Company would be required to determine any impairment to other assets and write-down such assets to their fair value.

   As of December 31, 1997 and 1996, regulatory created assets include the following:

                                                 1997         1996

    Deferred income taxes (Note 5)               $27.2        $26.6
    Deferred demand side management               30.0         29.9
    Environmental clean-up (Note 9 b)              6.2          6.4
    FERC order No. 636 transition costs            1.3          2.2
    Employee/retiree benefits (Note 4)             1.1          1.7
                                                 -----        -----
                                                 $65.8        $66.8
                                                 =====        =====

   Refer to the individual notes referred above for a further discussion of certain items reflected in regulatory assets. Regulators allow the Company to earn a return on the deferred demand side managements costs but not on the other regulatory assets. As of December 31, 1997 and 1996, the Company had recorded regulatory related liabilities of $5.7 and $5.0, respectively, which are primarily related to pensions.

   h.   Revenue and Fuel Costs

   Annual revenues do not include unbilled revenues for service rendered from the date of the last meter reading to year end.

   The Company's tariffs provide for subsequent adjustment to its electric and natural gas rates for changes in the cost of fuel and purchased energy and in the cost of natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Fuel for production" and "Gas purchased for resale" in the statements of income. The cumulative under or over collection is reflected in the consolidated balance sheets as a current asset or current liability. Purchased capacity costs are not recovered from electric customers through energy adjustment clauses. Instead, these costs must be addressed in base rates in a formal rate proceeding.

   i.   Rate Matters

   MINNESOTA

   In May, 1995 the Company filed an application with the Minnesota Public Utilties Commission (MPUC) for an increase in gas rates in an annual amount of $2.4 million. Increased interim rates in an annual amount of $1.5 million were placed in effect in June, 1995. On February 29, 1996, the Commission issued an order allowing an increase in gas rates of $2.1 million. Rates reflecting the increase were implemented in September, 1996. The Department of Public Service and the Office of Attorney General appealed the Commission's decision. The appeal was denied by the Minnesota Court of Appeals on February 18, 1997. On March 21, 1997, the Department of Public Service and the Office of Attorney General appealed the decision of the Court of Appeals (and the Commission) to the Minnesota Supreme Court. On January 8, 1998, the Minnesota Supreme Court upheld the MPUC initial decision.

   FEDERAL ENERGY REGULATORY COMMISSION (FERC)

   The Company, IES Utilities Inc. and Wisconsin Power & Light Company (WP&L) proposed to freeze their wholesale electric prices for four years from the effective date of the merger as part of their merger filing with the FERC. The Company does not expect the merger-related proposals to have a material adverse effect on its financial position or results of operations.


   DEMAND SIDE MANAGEMENT COSTS

   The 1990, 1991 and 1992 DSM costs are being recovered over a four year period beginning in October 1994. The 1993, 1994 and 1995 DSM costs are being recovered over a four year period beginning in May 1997. The DSM costs for 1996 and through September 1997 are being recovered over a four year period beginning in October 1997. Effective October 1997, DSM costs for the period of October 1997 through September 1998 will be recovered as they are incurred.

   j.   Income Taxes

   The Company follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax liabilities and assets, as appropriate, for all temporary differences between the tax basis of assets and liabilities and the amounts reported in the financial statements using currently enacted tax rates as shown in Note 5.

   Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As these normalized temporary differences reverse, the related accumulated deferred inome taxes are reversed to income. Investment tax credits are accounted for on a deferred basis and reflected in income ratably over the life of the related utility plant.


   Consistent with rate making practices for the Company, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment). As the current taxes become payable, over periods exceeding 30 years for some generating plant differences, they are eligible for recovery through rates. Accordingly, the Company has recorded deferred tax liabilities and regulatory assets, as identified in Note 1 (g).

   k.   Concentration of Sales

   The Company provides service to 6 large electric customers which accounts for over 33% of total electric MWH sales. The Company provides transportation service to 3 large gas customers which accounts for 70% of system throughput. Title to the gas consumed remains with these transportation customers.

   l.   Debt Reacquisition Premium

   In accordance with normal regulatory practices, the Company defers debt redemption premiums and amortizes such costs over the life of the replacement bonds.

   NOTE 2.  PROPOSED MERGER OF THE COMPANY

   (Unaudited)

   On November 10, 1995, the Company, IES Industries Inc. (IES), and WPL Holdings, Inc. (WPLH) entered into an Agreement and Plan of Merger, as amended (Merger Agreement), providing for: a) the Company becoming a wholly-owned subsidiary of WPLH, and b) the merger of IES with and into WPLH, which merger will result in the combination of IES and WPLH as a single holding company (collectively, the Proposed Merger). The new holding company will be named Interstate Energy Corporation (IEC). The Proposed Merger, which will be accounted for as a pooling of interests and is intended to be tax-free for federal income tax purposes, has been approved by the respective Boards of Directors, shareholders and most of the federal and state regulatory agencies. It is still subject to approval by the Securities and Exchange Commission (SEC). The companies expect to receive the SEC approval in 1998.

   The summary below contains selected unaudited pro forma financial data for the year ended December 31, 1997. The financial data should be read in conjunction with the historical financial statements and related notes of the Company, IES and WPLH and in conjunction with the unaudited pro forma combined financial statements and related notes of IEC included in the Form 10-K Annual Report of the Company. The pro forma combined earnings per share reflect the issuance of shares associated with the exchange ratios discussed below.


                                    WPLH        IES          IPC                   PRO FORMA
    (in millions except per          (as        (as          (as      Pro Forma    COMBINED
    share data)                   reported)  reported)    reported)  Adjustments  (Unaudited)
    Operating Revenues               $919.3       $930.7     $331.8       $118.8      $2300.6
    Income from Continuing            $61.3        $66.3      $26.7           $-       $154.3
     Operations
    Earnings per share from           $1.99        $2.18      $2.74           $-        $2.02
     Continuing Operations
    Assets at December 31, 1997     $1861.8      $2457.2     $638.7       ($6.1)      $4951.3
    Long-term obligations, net       $526.0       $882.4     $195.8           $-      $1604.3
     at December 31, 1997


   Under the terms of the Merger Agreement, the outstanding shares of WPLH's common stock will remain unchanged and outstanding as shares of IEC. Each outstanding share of IES common stock will be converted to 1.14 shares of IEC common stock. Each share of the Company's common stock will be converted to 1.11 shares of IEC common stock. It is anticipated that IEC will retain WPLH's common share dividend payment level as of the effective time of the merger.

   The Company, an operating public utility headquartered in Dubuque, Iowa, supplies electric and gas service to approximately 166,000 and 50,000 customers, respectively, in northeast Iowa, northwest Illinois and southern Minnesota. IES is a holding company headquartered in Cedar Rapids, Iowa, and is the parent company of IES Utilities Inc. (IES Utilities) and IES Diversified Inc. (IES Diversified). IES Utilities supplies electric and gas service to approximately 339,000 and 178,000 customers, respectively, in Iowa. IES Diversified and its principal subsidiaries are primarily engaged in the energy-related, transportation and real estate development businesses. WPLH is a holding company headquartered in Madison, Wisconsin, and is the parent company of Wisconsin Power and Light Company (WP&L) and Heartland Development Corporation (HDC). WP&L supplies electric and gas service to approximately 393,000 and 155,000 customers, respectively, in south and central Wisconsin. HDC and its principal subsidiaries are engaged in business in three major areas: environmental, energy and affordable housing services.

   IEC will be the parent company of WP&L, IES Utilities and IPC and will be registered under the Public Utility Holding Company Act of 1935, as amended (1935 Act). The Merger Agreement provides that these operating utility companies will continue to operate as separate entities for a minimum of three years beyond the effective date of the merger. In addition, the non-utility operations of the Company and IES Diversified will be combined shortly after the effective date of the merger under one entity to manage the diversified operations of IEC. The corporate headquarters of IEC will be in Madison, Wisconsin.

   The Securities and Exchange Commission (SEC) historically has interpreted the 1935 Act to preclude registered holding companies, with limited exceptions, from owning both electric and gas utility systems. Although the SEC has recommended that registered holding companies be allowed to hold both gas and electric utility operations if the affected states agree, it remains possible that the SEC may require as a condition to its approval of the Proposed Merger that the Company, IES and WPLH divest their gas utility properties, and possibly certain non-utility ventures of WPLH and IES, within a reasonable time after the effective date of the Proposed Merger.

   NOTE 3.  JOINTLY OWNED UTILITY PLANTS

   The Company participates with other utilities in the construction and operation of several jointly owned utility generating plants. Each of the respective owners is responsible for the financing of its portion of the construction costs. Kilowatt-hour generation and operating expenses are divided on the same basis of ownership with each owner reflecting its respective costs in its statements of income. The chart below represents the proportionate share of such plants as reflected in the balance sheets at December 31, 1997 and 1996.

                                                                   1997                               1996
                                           Plant                Accumulated                       Accumulated
                    Ownership  Inservice     MW      Plant in  Provision for           Plant in  Provision for
                   Interest %    Date     Capacity   Service   Depreciation    CWIP     Service   Depreciation    CWIP
    Coal:
     Neal #4          21.5%      1979       640         $82.2          $45.8      $0      $82.4          $43.3       $0
     Louisa #1        4.0%       1983       738         $24.7          $10.9      $0      $24.7          $10.2       $0
                                                        -----          -----   -----      -----          -----    -----
                                                       $106.9          $56.7      $0     $107.1          $53.5       $0
                                                        =====          =====   =====      =====          =====    =====


   NOTE 4.  EMPLOYEE BENEFIT PLANS

   a.     Pension Plans

   The Company has a noncontributory, defined benefit retirement plan for all full-time employees. The benefits are based upon years of service and levels of compensation. The projected unit credit actuarial cost method was used to compute net pension costs and the accumulated and projected benefit obligations. The Company's policy is to fund the plan under the "aggregate" actuarial cost method to the extent deductible under tax regulations. Plan assets consist of high-grade bonds, commercial mortgages and other fixed income investments. Contributions to the plan for the years ended December 31, 1997, 1996 and 1995 were $3.9, $3.7 and $3.4 million, respectively.

   The following table sets forth the funded status of the plans and amounts recognized in the Company's balance sheets at December 31, 1997 and 1996:


                                                   1997          1996
   Accumulated benefit obligation
     Vested benefits                               $39.7        $34.7
     Non-vested benefits                             1.1          1.3
                                                   -----        -----
       Total                                        40.8         36.0

   Projected benefit obligation                     56.2         51.6
   Plan assets at fair value                        51.6         51.3
                                                   -----        -----
     Plan assets greater or (less) than the         (4.6)        (0.3)

      projected benefit obligation
   Unrecognized net transition obligation            1.7          2.1
   Unrecognized prior service cost                   3.5          2.1
   Unrecognized net loss                             6.2          1.8
                                                   -----        -----
     Prepaid pension costs                          $6.8         $5.7
                                                   =====        =====
   Assumed rate of return on plan assets            8.0%         8.0%
                                                   =====        =====
   Discount rate of projected benefit              7.25%         7.5%
    obligation                                     =====        =====

   Range of assumed rate increases for              5.0%         5.0%
    future compensation levels                     =====        =====

   Discount rate for expense                        7.5%         7.5%
                                                   =====        =====
   The net pension cost (benefit) recognized in the statements of income for 1997, 1996 and 1995 included the following components:


                                    1997       1996       1995

   Service cost                     $2.4      $2.3       $2.3
   Interest cost on projected        3.7       3.7        3.6
   Actual return on assets          (1.8)     (3.6)      (3.5)
   Amortization and deferrals       (1.8)      0.1        0.2
                                    ----      ----       ----
      Net pension cost              $2.5      $2.5       $2.6
                                    ====      ====       ====

   The Company is collecting an annual funding amount in customer rates and anticipates that it will continue to do so. The cumulative difference between the higher funded amount and the accounting pension cost amount is a deferred credit on the balance sheet.


   In addition to the pension plan, the Company has a non-qualified supplemental retirement plan (SRP), as amended in 1995 and 1997, which provides a retirement benefit for officers of the Company. Corporate owned life insurance policies were purchased to provide funding for future cash requirements. The cash value of such insurance was $1.3 million, $0.9 million and $0.6 million as of December 31, 1997, 1996 and 1995 respectively. The total accumulated benefit obligation for the SRP at December 31, 1997 and 1996 was $3.7 million and $2.9 million, respectively. An additional minimum liability was recorded on the balance sheet in 1997 and 1996 for the supplemental retirement plan due to the accumulated benefit obligation exceeding the fair value of plan assets.


   b.  Other Postretirement Benefits


   In addition to providing pension benefits, the Company provides life insurance for retired employees and health care benefits for 930 retirees and spouses. Substantially all of the 872 full time employees and spouses become eligible for benefits if they reach retirement age while working for the Company. The estimated future cost of providing these postretirement benefits is accrued during the employees' service periods, and was $4.7, $4.3 and $4.1 million for 1997, 1996 and 1995, respectively. Funding of the benefit obligation is concurrent with recovery in customer rates. Plan assets consist of high grade debt securities. Assuming a one percent increase in the medical cost trend rate, the 1997 cost of postretirement benefits would increase by $0.7 million and the accumulated benefit obligation would increase by $6.1 million.

   The following table sets forth the funded status of the plans and amounts recognized in the Company's balance sheets at December 31, 1997 and 1996:

                                                    1997        1996
    Accumulated benefit obligation
     Retirees                                      $27.8         $26.0
     Fully eligible active plan                     18.4          14.0
                                                   -----         -----
         Total                                      46.2          40.0
   Plan assets at fair value                        14.7          11.1
                                                   -----         -----
   Accumulated benefit obligation in excess         31.5          28.9
   Unrecognized transition obligation              (21.5)        (22.7)
   Unrecognized net loss                            (8.4)         (3.4)
                                                   -----         -----

     Accrued postretirement benefits                $1.6          $2.8
                                                   =====         =====
   Assumed rate of return on plan assets           8.00%         8.00%
                                                   =====         =====
   Discount rate of projected benefit              7.25%         7.50%
                                                   =====         =====
   Discount rate for expense                       7.50%         7.50%
                                                   =====         =====
   Medical cost trend on paid charges:
     Initial trend rate                            9.00%         8.00%
                                                   =====         =====
     Ultimate trend rate                           6.00%         6.00%
                                                   =====         =====


   The net postretirement benefits cost recognized in the statements of income for 1997, 1996 and 1995 included the following components:

                                      1997       1996     1995

   Service cost                      $1.3      $1.2      $1.1
   Interest cost on projected
    benefit obligation                2.9       2.5       2.3
   Actual return on assets           (0.8)     (0.5)     (0.4)
   Amortization of transition
    obligation                        1.5       1.5       1.5
   Amortization and deferrals        (0.2)     (0.4)     (0.4)
                                     ----      ----      ----
         Net pension cost
          (benefit)                  $4.7      $4.3      $4.1
                                     ====      ====      ====

   NOTE 5.  INCOME TAXES

   The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                            1997        1996       1995

   Statutory federal income tax rate       35.0%      35.0%      35.0%
   State income taxes, net of federal
    benefit                                  5.5        5.2        5.7
   Investment tax credits restored          (2.2)      (2.2)      (2.2)
   Excess book over tax depreciation         0.6        1.3        1.5
   Other differences, net                   (1.1)      (0.3)       1.3
                                           -----      -----      -----
      Effective income tax                 37.8%      39.0%      41.3%
                                           =====      =====      =====


   The breakdown of income tax expense as reflected in the statements of income is as follows:

                                         1997         1996      1995
   Federal and state currently
    payable                              $13.3      $14.8      $15.1
   Deferred income tax - federal
    and state
     Additional tax depreciation -
      net                                  2.2        3.0        3.7
     Energy efficiency cost                0.4        2.7        2.4
     Environmental costs - net             0.8       (2.4)       0.2
     Other                                (0.9)      (0.5)       0.3
   Investment tax credit restored         (1.0)      (1.0)      (1.0)
   Federal and state currently
    payable - other income and
    deductions                             2.9        1.5       (1.2)
                                          ----       ----       ----
                                         $17.7      $18.1      $19.5
                                          ====       ====       ====

   The temporary differences that resulted in accumulated deferred income taxes (assets) and liabilities as of December 31, 1997 and 1996, are as follows:


                                            1997       1996

   Property                                $89.3     $86.7
   Energy conservation costs                10.7       10.3
   Call premiums on reacquired bonds         1.8        1.9
   Environmental costs - net                (1.8)      (2.6)
   Unbilled revenue                         (3.3)      (3.5)
   Other                                    (3.3)      (3.0)
                                           -----      -----
                                           $93.4      $89.8
                                           =====      =====
   Gross deferred assets                  $(11.3)     $(9.5)
   Gross deferred liabilities              104.7       99.3
                                           -----      -----
                                           $93.4      $89.8
                                           =====      =====


   NOTE 6.  SHORT-TERM DEBT AND LINES OF CREDIT

   The Company had bank lines of credit aggregating $52.5 million at December 31, 1997, most of which are at the bank prime rates. Information regarding short-term debt and lines of credit is as follows:


                                             1997         1996        1995
    As of year end--
       Lines of credit available             $52.5       $42.5       $55.0
       Commercial paper outstanding          $33.5       $28.7       $39.3
       Notes payable outstanding               -           -           -
       Discount rates on commercial paper    5.88%       5.48%       5.85%
       Interest rates on notes payable         -           -           -
    For the year ended--
       Maximum month-end amount of           $38.7       $32.8       $46.8
         short-term debt
       Average amount of short-term debt
         (based on daily outstanding         $28.1       $27.0       $36.2
         balances)
       Average interest rate on              5.60%       5.48%       5.96%
         short-term debt

   NOTE 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Current Assets and Current Liabilities - The carrying amount approximates fair value due to the short maturities of these financial instruments.

   Preferred Stock - Based on quoted market prices for the same or similar issues.

   Long-Term Debt - Based upon the market yield of similar securities and quoted market prices on the current rates for debt of the same remaining maturities.

   The estimated fair values of financial instruments at December 31, 1997 and 1996 are as follows:

                                      1997                     1996
                                Carrying     Fair      Carrying      Fair
                                 Value       Value       Value       Value

   Preferred stock                24.2      29.2         24.1        24.9
   Long-term debt, including
    current portion              165.2     173.0        171.4       177.9


   NOTE 8.  CAPITALIZATION

   a.  Common Shareowners' and Preferred Stock Investment

   In 1993, the Company issued 545,000 shares of 6.40%, $50 par value preferred stock with a final redemption date of May 1, 2022. Under the provisions of the mandatory sinking fund, beginning in 2003, the Company is required to redeem annually $1.4 million of 6.40% preferred stock (27,250 shares). The discount and other issuance expenses in the amount of $1.9 million at December 31, 1997 are reflected as an offset to preferred stock and are being amortized to common equity.

   Call premiums related to the 1993 retirement of the preferred and preference stock in the amount of $1.0 million at December 31, 1997 are reflected as an offset to preferred stock and are being amortized to common equity. The amortization transfers the amount of the call premiums from preferred to common equity over the life of the refunding 6.40% issue. This amortization has no effect on net income.

   The Company's Common Stock Dividend Reinvestment and Stock Purchase Plan provides for the option of issuing new stock or purchasing shares on the open market. The Dividend Reinvestment Plan acquired 53,908, 39,326 and 176,971 shares of common stock on the open market during 1997, 1996 and 1995, respectively. The Company received $2.7 million for 89,955 shares of new common stock in 1997 and $3.2 million for 106,579 shares of new common stock issued in 1996. None of the authorized shares of preferred, preference or common stock are reserved for officers and employees or for options, warrants, conversions or other rights.

   b.  Long-Term Debt

   In 1998, $5.85 million of 5.95% Pollution Control Bonds and $0.45 million of 6.375% Pollution Control Bonds will mature. Total debt maturities for the years 1998 through 2002 are $6.3, $0.4, $0.4, $0.4 and $0.4 million, respectively.

   Annual sinking fund requirements are $1.8 million for the years 1998 through 2001and $1.7 million for 2002. Such sinking fund requirements for first mortgage bonds may be satisfied with property additions at the rate of 167% of such requirements. Sinking fund requirements for 1997 were met by property additions.

   NOTE 9. COMMITMENTS AND CONTINGENCIES

   a.  Purchased Power, Coal and Gas

   The Company has entered into purchased power capacity, coal and gas contracts. Its minimum commitments are as follows:

                       Power                      Gas                      Coal
                 Dollars      MWs          Dollars     Therms        Dollars    Tons
    1998           $27.8      280          $10.6       24,107        $32.6      950
    1999           $28.5      280          $10.5       24,107        $14.0      450
    2000           $28.2      280          $10.3       24,107        -          -
    2001           $9.0       25           $10.2       24,107        -          -
    2002           $2.0       25           $10.1       24,107        -          -
    Thereafter     $2.0       25           $10.0       24,107        -          -


   The four purchased power contracts required annual capacity payments of $27.0 million in 1997 and $26.6 million in 1996 and 1995. Over the remaining period of the contracts, total capacity payments will be approximately $97.3 million. In Iowa, IUB has concluded that the capacity purchases were prudent and allowed recovery of costs in rates.

   The rate structure approved by the MPUC does not provide for full recovery of purchased power applicable to the Minnesota jurisdiction. The 1996 rate order by the MPUC held that the Company had 100 MW of excess capacity and disallowed recovery of approximately $0.8 million annually.

   The Company has not filed for rate recovery of the allocable portions of the purchased power payments in the Illinois and FERC jurisdictions. Increased margins from sales growth in Illinois have largely offset the revenue deficiency.

   b.   Environmental

   The Company is subject to various federal and state government environmental regulations. The Company meets existing air and water regulations. The Federal Clean Air Act (the Act) requires reductions in certain emissions from power plants. The Company switched to a low sulfur coal and installed low nitrogen oxide burners at the 217 MW plant affected by Phase 1 of the Act, which became effective January 1, 1995. No significant costs will be incurred to comply with Phase 2 environmental standards, which take effect January 1, 2000.

   In 1957, the Company purchased facilities in Mason City, Iowa, from Kansas City Power & Light Company (KCPL) which included land previously used for a coal gasification plant. Coal tar waste was discovered on the property in 1984. In 1995, a settlement was reached with KCPL for sharing of costs to remediate the site. As of year end 1997, soil remediation of the site is complete, however, ground water monitoring continues. The Company's total share of cost from 1984 to 1997 at this site was $2.7 million.

   The Company formerly operated a manufactured gas plant in Rochester, Minnesota. Soil remediation was completed in 1995 and post remediation groundwater monitoring is complete pending final review. From 1991 through 1997, the Company incurred costs aggregating $6.9 million applicable to the Rochester site.

   The Company has identified an additional seven sites, as described below, which may contain hazardous waste from former coal gasification plants and has recorded an estimated liability applicable to the investigation of these sites. The Company is unable to determine, at this time, the extent of remediation necessary at these seven sites.

   In Minnesota, the Company owned or operated four manufactured gas plant sites: Albert Lea, Austin, New Ulm and Owatonna. Potentially hazardous wastes associated with former coal gasification operations have been identified at each site. The Company incurred $0.2 million in investigation cost for these sites in 1997 and $1.5 million since the investigation process began.

   The Company received accounting orders from the Minnesota Public Utilities Commission (MPUC) which allows the deferral of investigation and remediation costs applicable to the Minnesota sites and further allows the Company to seek recovery in a rate case.

   In addition, the Company has identified three other sites: Galena and Savanna, Illinois, and Clinton, Iowa. Potentially hazardous wastes associated with former coal gasification operations have been identified at these sites. Little or no activity is expected at the Illinois sites in 1998. In 1997, $3.8 million was expensed for additional investigation and remediation work expected at the Clinton site.

   Previous actions by Iowa and Illinois regulators have permitted utilities to recover prudently incurred unreimbursed investigation and remediation costs.

   In 1994, the Company filed a lawsuit against certain of its insurers to recover the costs of investigating and remediating the former coal gasification plants. Eight insurers paid the Company a total of $9.6 million in 1995 and 1996 in order to be discharged from the lawsuit. As of December 31, 1997, $4.8 million is recorded as a deferred credit pending regulatory disposition. Neither the Company nor its legal counsel is able to predict the amount of any additional insurance recovery, and no potential recovery has been recorded.

   c.   Planned Capital Expenditures

   Plans for the construction and financing of future additions to utility plant can be found elsewhere in this report in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   NOTE 10. SEGMENT INFORMATION

   The following table sets forth certain information relating to the Company's operations:

                                              1997        1996       1995
    Operation information:
      Customer revenues--
         Electric                             $277.3      $276.6     $274.9
         Gas                                    54.5        49.5       43.7
      Operating income
         Electric                              $52.8       $54.8      $57.3
         Gas                                     2.7         4.1        9.5
    Investment information:
      Identifiable assets,
       including allocated
       common plant at
       December 31--
         Electric-utility                     $452.0      $455.4     $459.3
         Gas-utility                            42.6        42.3       39.3

    Other information:
      Construction expenditures--
         Electric-utility                      $26.3       $25.7      $26.6
         Gas-utility                             2.6         5.3        2.0
      Depreciation and amortization
        expense
         Electric                              $29.4       $28.9      $27.4
         Gas                                     2.3         2.2        2.1

   NOTE 11. QUARTERLY INFORMATION
   (Unaudited)
   The following table sets forth quarterly information relating to the Company's operations:

                                       (Thousands of Dollars)
                                       (Except Earnings Per Share)
    1997                      March 31   June 30    Sept. 30    Dec. 31

    Operating revenues          $88,873   $71,211      $88,857   $82,906
    Operating income             12,916     7,383       14,143     6,343
    Net income                    9,332     4,119       10,948     4,769
    Earnings per share of          0.90      0.36         1.05      0.42
     common stock


    1996                       March 31   June 30    Sept. 30    Dec. 31

    Operating revenues           $87,049   $76,298      $83,482   $79,255
    Operating income              13,140     7,649       12,762    10,196
    Net income                     9,541     3,927        9,821     5,034
    Earnings per share of           0.93      0.34         0.95      0.45
     common stock


   The quarterly information has not been audited but, in the opinion of the company, reflects all adjustments necessary for the fair statement of the results of operations for each period.

   The quarterly data shown below reflects seasonal and timing variations which are common in the utility industry. Net income for the fourth quarter of 1997 was $4.8 million, compared with $5.0 million in 1996. Factors contributing to the lower net income included decreased gas sales, increased operation and maintenance expense, and the recognition of insurance proceeds to offset previously incurred legal expenses.

   Total electric sales for the fourth quarter of 1997 decreased 3.8% over the same period in 1996. Residential electric sales increased 0.3%, while commercial and farm sales decreased 3.0% primarily due to decreased crop drying. Large power and light sales increased 3.4%.

   Total gas volumes decreased 3.6%, due primarily to warm weather. Gas revenues were $16.1 million for the fourth quarter of 1997, compared to $14.9 million for the fourth quarter of 1996. The increased revenues reflect rate increases.

   Maintenance expense for the fourth quarter of 1997 was $5.2 million compared to $3.8 million for the fourth quarter of 1996. The variation for the fourth quarter is primarily due to differences in the timing of maintenance projects. For the calendar year, maintenance expense for 1997 was $17.8 million, compared to $16.2 million for 1996.

   Other operating expense for the fourth quarter of 1997 reflects the recognition of approximately $1.9 million received from insurance companies in partial settlement of environmental litigation proceedings. The proceeds offset environmental litigation expenses incurred by the company in 1997. Other operating expense for the fourth quarter of 1997 also reflects a provision of $3.8 million related to anticipated future environmental investigation expense.

   Other operating expense includes expenses for the proposed merger of Interstate Power Company, IES Industries and WPL Holdings were $0.7 million in the fourth quarter of 1997, compared to $1.2 million for the fourth quarter of 1996.

   Depreciation expense was $8.0 million for the fourth quarter of 1997, compared to $7.9 million for the corresponding period of 1996. The small increase is attributable to increased investment in plant.

   Independent Auditors' Report

   DELOITTE & TOUCHE LLP

   To the Stockholders and Board of Directors of Interstate Power company:

   We have audited the accompanying balance sheets and statements of capitalization of Interstate Power Company as of December 31, 1997 and 1996 and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

   /s/ Deloitte & Touche LLP

   Deloitte & Touche LLP
   Davenport, Iowa
   January 29, 1998

   REPORT OF MANAGEMENT ON FINANCIAL STATEMENT RESPONSIBILITY

   Company management has prepared and is responsible for the integrity and objectivity of the financial statements and related financial information included in this Annual Report to Stockholders. These statements have been prepared in conformity with generally accepted accounting principles and necessarily included amounts based on informed judgments and estimates with appropriate consideration to materiality of events pending at year end.

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

   /s/ Michael R. Chase

   Michael R. Chase
   Executive Officer
   President and Chief


          Selected Financial Data

                                               1997        1996         1995         1994        1993
    Operating Revenues                     $331,847    $326,084     $318,542     $307,650    $309,468
                                           --------    --------     --------     --------    --------
    Operation                               210,181     202,440      190,199      202,545     204,871
    Maintenance                              17,782      16,164       14,881       17,160      16,771

    Depreciation and amortization            31,676      31,087       29,560       28,212      26,955
    Income taxes                             14,715      16,582       20,635        7,913       8,967
    Property and other taxes                 16,708      16,064       15,990       16,298      17,080
                                            -------     -------      -------      -------     -------
                                            291,062     282,337      271,265      272,128     274,644
                                            -------     -------      -------      -------     -------
    Operating income                         40,785      43,747       47,277       35,522      34,824
    Other income (deductions) - net           3,819         798       (2,826)       1,990         780
                                            -------     -------      -------      -------     -------
    Income before interest charges           44,604      44,545       44,451       37,512      35,604
    Interest charges                         15,436      16,222       16,795       16,845      16,617
                                            -------     -------      -------      -------     -------

    Net income                               29,168      28,323       27,656       20,667      18,987
    Preferred dividends                       2,469       2,463        2,458        2,454       2,861
                                            -------     -------      -------      -------     -------
    Earnings available for common
     stock                                  $26,699     $25,860      $25,198      $18,213     $16,126
                                          =========   =========    =========    =========   =========
    Average number of common shares
     outstanding                          9,724,974   9,593,664    9,564,287    9,478,741   9,316,387
                                          =========   =========    =========    =========   =========
    Earnings per common share                 $2.74       $2.69        $2.63        $1.92       $1.73
                                          =========   =========    =========    =========   =========
    Common dividends declared per
     share                                    $2.08       $2.08        $2.08        $2.08       $2.08
                                          =========   =========    =========    =========   =========
    Total assets                           $638,749    $639,200     $634,316     $628,845    $604,361
                                          =========   =========    =========    =========   =========
    Long-term debt and mandatory
     sinking fund preferred stock          $189,997    $195,878     $212,916     $212,965    $227,007
                                          =========   =========    =========    =========   =========


                            Common Stock Market Data

   The company's common stock (IPW) is listed on the New York, Midwest and Pacific Stock Exchanges. The company's preferred stock and first mortgage bonds are traded in the over-the-counter market. The company was reorganized as of March 31, 1948, and dividends on common stock have been paid each quarter since September 20, 1948, with the annual payments rising from $0.60 per share to $2.08 per share. As of December 31, 1997, there were 12,446 holders of common stock and 138 holders of preferred stock. Historical quarterly data for the company's common stock is shown below:

                                                            Avg. Shares
                         Dividends      Price Range         Outstanding
       Quarter Ended       Paid        High       Low     12 Months Ended

    March  31,    1995  $0.52/Share    25 1/4    -  23          9,519,098
    June   30,    1995  $0.52/Share    25        -  23 1/2      9,548,054
    Sept.  30,    1995  $0.52/Share    27 1/4    -  23 1/4      9,563,020
    Dec.   31,    1995  $0.52/Share    33 1/4    -  27 1/8      9,564,287
    March  31,    1996  $0.52/Share    33 1/2    -  30          9,564,287
    June   30,    1996  $0.52/Share    32 1/2    -  29 7/8      9,565,211
    Sept.  30,    1996  $0.52/Share    32 1/2    -  28 7/8      9,574,607
    Dec.   31,    1996  $0.52/Share    31 1/2    -  28 3/4      9,593,664
    March  31,    1997  $0.52/Share    30 1/4    -  28 1/8      9,621,936
    June   30,    1997  $0.52/Share    29 5/8    -  27 7/8      9,659,206
    Sept.  30,    1997  $0.52/Share    32 1/8    -  29 1/8      9,696,735
    Dec.   31,    1997  $0.52/Share    37 1/2    -  31 5/8      9,724,974